As confidentially submitted to the Securities and Exchange Commission on July 26, 2021

This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARTERIS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	27-0117058
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

595 Millich Dr. Suite 200

Campbell, CA 95008

Telephone: (408) 470-7300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

K. Charles Janac

Arteris, Inc.

President and Chief Executive Officer

595 Millich Dr. Suite 200

Campbell, CA 95008

Telephone: (408) 470-7300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Jack Sheridan Page Mailliard Phillip S. Stoup Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	Paul L. Alpern Arteris, Inc. Vice President, General Counsel 595 Millich Dr. Suite 200 Campbell, CA 95008 Telephone: (408) 470-7300	Eric Jensen Seth Gottlieb Richard Segal Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 Telephone: (650) 843-5000 Facsimile: (650) 849-7400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE (3)
Common stock, par value $0.0001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares of common stock that may be sold if the option to purchase additional shares of common stock granted by the Registrant to the underwriters is exercised in full. See “Underwriting.”
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited financial statements as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED                     , 2021.

PRELIMINARY PROSPECTUS

             Shares

Arteris, Inc.

Common Stock

This is an initial public offering of shares of common stock of Arteris, Inc. We are offering                  shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “AIP.”

We are an “emerging growth company” and a “smaller reporting company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 17 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	We refer you to “Underwriting” beginning on page 130 for additional information regarding underwriting compensation.

Delivery of the shares of common stock is expected to be made on or about                , 2021.

We have granted the underwriters an option for a period of 30 days to purchase an additional              shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

Jefferies	Cowen

                    , 2021.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “our business,” the “company,” “Arteris” and similar references refer to Arteris, Inc. and, where appropriate, its consolidated subsidiaries.

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus includes our trademarks, trade names and service marks, including, without limitation, “Arteris IP®,” “Arteris,®” “FlexNoC®, Ncore®,” “CodaCache®” and our logo, which are protected under applicable intellectual property laws and are our sole property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we or the applicable owner will not assert, to the fullest extent permitted under applicable law, our or its rights or the right of any applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, such information reflects our estimates based on analysis of multiple sources, including publicly available information, data compiled by professional organizations in the industry, reports from government agencies and reports by market research firms consultants and analysts and information otherwise obtained from other third party sources, including information from IHS Markit’s proprietary Semiconductor Market Tracker Forecast—March 2021; Accenture, Gaining the Edge: Semiconductors and the 5G Opportunity, July 2020; Gartner Market Trends: 5G Impact on Smartphone Semiconductors April 2020; IP Nest Design IP Report, Market Share: Semiconductor Design Intellectual Property, Worldwide, 2020; McKinsey & Company, Automotive Software and Electronics 2030, July 2019; McKinsey & Company, McKinsey on Semiconductors, October 2019; McKinsey & Company, McKinsey on Semiconductors, October 2019; Deloitte Global, Semiconductors—the Next Wave Opportunities and winning strategies for semiconductor companies, April 2019; and our internal data and our own knowledge of and experience in the industry and market sectors in which we compete.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of, or accessibility through, the sources and websites identified herein, except to the extent specifically set forth in this prospectus, does not constitute a part of this prospectus and are not incorporated herein and any websites are an inactive textual reference only.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the ‘‘Risk Factors,” and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ sections and our audited financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a leading provider of interconnect and other intellectual property (“IP”) technology that manages the on-chip communications in System-on-Chip (“SoC”) semiconductor devices. Our products enable our customers to deliver increasingly complex SoCs that not only process data but are also able to make decisions. Growth in the total addressable market (“TAM”) for our solutions is being driven by the addition of more processors, channels of memory access, machine learning sections, chiplets, additional input/output (“I/O”) interface standards and other subsystems within SoCs. The growth in the numbers of these connected on-chip subsystems place an increasing premium on the interconnect IP’s capability to move data inside complex SoCs. We believe this increase in SoC complexity is creating a significant opportunity for sophisticated SoC system IP solutions, which consist of Network-on-Chip (“NoC”) interconnect IP, IP deployment software and NoC interface IP (consisting of peripheral data transport IPs and control plane networks connected to NoC interconnect IP).

Founded in 2003, we believe we have pioneered and emerged as a global leader in the development of interconnect IP technology for on-chip communication that address the complexity, performance and cost requirements of advanced SoC semiconductors. Over time, we have expanded and scaled our interconnect IP and other IP businesses to provide hardware, software, documentation licenses, support and training under a license fee and a royalty business model, to companies that design and produce semiconductors worldwide. Our IP deployment solutions, which were significantly enhanced by our acquisition of Magillem Design Services SA (“Magillem”) in late 2020, complement our interconnect IP solutions by helping to automate not only the customer configuration of interconnects, but also the process of integrating and assembling all the customer’s IP blocks into an SoC. Products incorporating our IP are used to carry important data inside complex SoCs for sophisticated applications, including automated driving, artificial intelligence/machine learning (“AI/ML”), 5G and wireless communications, data centers, and consumer electronics, among other applications.

Our interconnect IP solutions offer proven connections to multiple industry standard processors such as Arm, RISC-V, CEVA, Synopsys ARC and MIPS, as well as memory controllers, I/O and a variety of IP subsystems, to enable customers to integrate such IP blocks with high levels of efficiency and performance. Our solutions enable customer innovation because they are configurable for each customer’s design flow and SoC development projects, and have wide applicability for many types of complex SoCs. Our products have been designed into billions of SoCs.

Traditional on-chip communication methods, including bus and crossbar, are generally inadequate in handling advanced semiconductor communications for sophisticated applications. Technological advancements have led to increasingly complex SoCs that integrate numerous functions into a single semiconductor device. Massive amounts of wires, challenging timing closure and routing congestion lead to greater die area and chip cost. Increased transistor density and design frequencies create higher power consumption leading to heat dissipation challenges and shorter battery life for electronic devices. These challenges have significantly complicated SoC innovation.

We leveraged our extensive technological expertise to develop a new method for on-chip communication to address these critical semiconductor development challenges. We accomplished this by pioneering the use of proprietary networking techniques for on-chip communications to remove the inherent architectural limitations of traditional on-chip communications, thereby improving ease of integration, performance, silicon area, and power consumption. In doing so, we enable our customers to achieve their design goals faster, easier and at lower costs. We also offer an interconnect configuration cockpit that intelligently assembles a NoC interconnect from a library of NoC interconnect IP elements. In addition, our IP deployment software enables easier IP integration of our interconnect IPs – among other IP blocks that make up an SoC.

We work directly with our customers throughout the SoC development process and seek to develop long-term, sustainable relationships with them as our technology becomes embedded in their products. We also leverage our long history in interconnect IP designs and are able to serve a broad range of applications and deliver customer-specific features that are useful to our other customers. For example, we are a leader in the market of interconnect for advanced driver assistance systems (“ADAS”) SoCs, which we believe is a result of our quality, reliability, and innovative technology targeted at that business application.

We provide solutions for the global SoC market and we estimate our TAM for SoC system IP solutions to be $1.1 billion in 2020. We estimate that our TAM will reach $3.2 billion in 2026, driven by an increasing number of SoC designs and growing complexity, increasing average selling prices of interconnect IP and IP deployment software, and our move deeper into the NoC interface IP market segment. More specifically, we believe our growth will be driven by technology trends requiring more sophisticated on-chip processing in the automotive, AI/ML, 5G and wireless communications, data center and consumer electronic markets. Also, the need for sophisticated SoC system IP products is growing rapidly in order to address the requirements of smaller die size, lower power consumption and higher operation frequency, as well as management of critical net latency in a timely and cost-effective manner. As a result, we believe these trends have led to an increased economic benefit of in-licensing commercial semiconductor design IP.

During 2020, we generated $31.8 million in revenue, which includes in each period revenue recognized pursuant to substantial up front licensing payments due to how we structured certain customer contracts during these periods, $2.2 million in cash flows from operating activities, and $3.3 million in net loss. We expect to incur further net losses in the short term as we invest in our business. As of December 31, 2020, we had Annual Contract Value, which we define for an individual customer agreement as the total fixed fees under the agreement divided by the number of years in the agreement short term, of $37.7 million. Since inception, our interconnect IP solutions have been used in over 500 unique SoC Design Starts, which we define as when customers commence new semiconductor designs using our interconnect IP and notify us. As of June 30, 2021, we had 166 Active Customers for both IP licensing and software products. We define Active Customers as customers who have entered into a license agreement with us that remains in effect in our installed base across multiple applications that are utilizing our SoC system IP solutions in production.

Industry Background

Historically, a chip’s complexity was much lower as processors were connected to memories with relatively few peripheral IP block functions. With the rise of machine learning algorithms, such as convolutional neural networks, and semiconductor process technologies at 16 nanometers or smaller geometries, it became possible to build decision-making SoCs for applications such as automated driving and data center advertising acceleration. Integration of processors, accelerators, machine learning subsystems, sophisticated multi-channel memories, and an ever-larger number of interface standards have placed a premium on the ability to move data efficiently inside the SoC and between SoC chiplets.

The slowing of Moore’s law and the need for more functionality and performance has necessitated new architectural paradigms and accelerated the move to more advanced process nodes. This has resulted in the adoption of significantly more expensive and complex chip design methods and manufacturing processes, creating a substantial rise in semiconductor design costs. Costs are projected to continue to rise as the number of IP blocks on an SoC are projected to increase more than 20% from 2021 to 2024 according to Semico Research, placing increasing importance on the cost efficiencies provided by SoC system IP solutions. Increasing SoC complexity has also led to increasingly complex IP interconnects, as today’s SoCs contain multiple types of data traffic in the same design and a large number of IP blocks in complex SoCs means that more data traffic must be successfully managed. Further, as SoC size has grown, SoCs are being split into chiplets, which are smaller pieces of silicon packaged together into one SoC unit. Communication between chiplets adds complexity, which increases the value of interconnect IP.

Further, with potentially hundreds of IP blocks coming from a variety of vendors and internal development groups, SoC teams need to manage the IP supply chains with increasingly capable IP deployment software and capable SoC integration methodologies. These developments have driven the semiconductor industry to use IP deployment standards such as IP-XACT that are becoming increasingly sophisticated with each generation and require more sophisticated software to support them.

New applications in markets such as automotive, AI/ML, 5G and wireless communications and data centers have increased the demand for complex SoC designs. Chips used for AI training and inference acceleration have increased in die size, further increasing design costs with new design complexities and performance requirements. Also, new market participants, such as electronic system companies, Internet hyperscalers, and automotive original equipment manufacturers (“OEMs”), have begun internally developing their own chips. The increasing demand from current and new market entrants is increasing the need for SoC system IP solutions.

Because it is difficult, time consuming and expensive to develop state-of-the-art SoC interconnect IP solutions, we believe the development of interconnect IP solutions are increasingly being outsourced to third-party commercial vendors. Commercial interconnect vendors, such as Arteris IP, have the potential to accelerate time-to-market because they engage with a greater variety of SoC applications and a greater variety of designs than the typical internal interconnect teams and are often able to spread interconnect and SoC development costs across a greater number of projects than internal interconnect and design teams.

SoC System IP Market

SoC-type semiconductors consist of pre-made IP blocks that are either licensed from third parties by semiconductor and electronics companies or developed in-house. These IP blocks must be assembled into SoCs as efficiently as possible to address end equipment and OEM customer requirements. Many of these IP blocks, including processors and other functional blocks, such as modems and vision subsystems, perform processing functions and execute complex software stacks. These IP blocks can number in the hundreds on a single chip and generate and consume commands and data, as well as work together as a unit. As SoCs become more complex, there has emerged a class of “system IP and software tools” designed to assemble these IP blocks into a functioning SoC at target cost and performance. We call this the SoC system IP market. The SoC system IP market consists of interconnect IP, IP deployment software and NoC interface IP. Our SoC system IP is used across a broad set of applications, with a market that we estimate is $1.1 billion today and will expand to $3.2 billion by 2026. According to Deloitte, automotive electronics and industrial electronics are expected to be the fastest growing markets in the semiconductor industry, with revenue from consumer electronics, data processing and communication electronics set to grow steadily.

∎

Automotive Market. The automotive market is undergoing technology disruption with the advent of automated driving, electrification, electronic control unit consolidation and vehicle connectivity to the internet. These innovations are expected to lead to dramatic increases in the amount spent on semiconductor content in cars from $92 billion in 2020 to a projected $129 billion by 2025, according to McKinsey and Company.

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Artificial Intelligence/Machine Learning Market. With the advent of AI/ML, semiconductors have changed from being data processors to sophisticated and adaptive decision-making devices. AI/ML SoCs must be “trained” on large data sets that have to be collected from real world data utilizing “training” SoCs. AI/ML is deployed in cloud data centers for applications such as personalized advertising and credit card fraud detection. AI/ML is also deployed at the edge of networks for applications such as automated driving, cell phones and numerous other applications.

∎	5G and Wireless Communications Market. According to Gartner, 5.8 billion enterprise and automotive IoT endpoints were connected to the internet in 2020. Today, many of these endpoints are connected using 5G wireless communications and we believe that the number of 5G connected endpoints will significantly grow in the future. We believe the transition to 5G will accelerate SoC System IP market growth because the high complexity of 5G chips require more stringent requirements for bandwidth, latency, and power consumption, making an easy-to-integrate, high performance and low power on-chip interconnect a critical requirement. Gartner estimates 5G infrastructure semiconductor revenue will exceed $1 billion by 2024.

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Other Applications. Large scale cloud data centers are augmenting and replacing corporate data centers. This evolution expands the market size and value for enterprise solid state storage systems and the custom ASICs that control them, further strengthening demand for interconnect technologies that improve storage performance and provide data integrity. In addition, hyperscale computing companies like Google, Amazon, Microsoft and Facebook are now creating proprietary chips for their own products that may create opportunities for third-party SoC system IP solutions. The consumer electronics market is also expected to require increasingly complex chips primarily driven by the incorporation of AI/ML processing and 5G communications.

Industry Challenges

Interconnect IP development is a challenging, time consuming, and expensive process. The need for robust, maintainable interconnect technology becomes increasingly important as chip designs become more complex and larger in size, both driven by advances in semiconductor manufacturing technology. Key interconnect IP development requirements and challenges include:

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Deep technical expertise and knowledge. Interconnect development requires an interdisciplinary engineering team with expertise and skill sets across a wide-range of engineering and scientific domains including hardware architecture, design, verification, EDA-class software development, and SystemC modeling, as well as deep understanding of physical design, design methodologies and networking architectures. The design process requires expertise in developing advanced hardware architectures, engineers that have an awareness of the physical implementation and floorplan of the target chip in order to generate an architecture that meets SoC requirements, and in-depth knowledge of graph theory, common interface protocols, data models, and graphical user interfaces.

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High quality. Interconnect IP requires a systematic deployment of quality-oriented methodologies, as any customer-level problems in the interconnect will result in SoC project delays or even project failures. Engineering teams creating interconnects must invest heavily not only in skilled engineering resources to develop and verify, but also processes and methodologies that provide early indication of any potential quality issues.

∎	Safety standards. High reliability of the interconnect is a heightened requirement for mission-critical markets including automotive, industrial robotics, medical and space.

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Long time commitment and high investment cost. We believe the engineering development cycle for each new interconnect and the market development cycle to establish a significant market position for a customer or for a commercial vendor requires large teams, many years and great expense. Additionally, we believe the investment required by a customer to internally create a configurable interconnect technology for a new SoC can be very expensive compared to the cost of licensing from a proven interconnect IP provider.

Given the above requirements and challenges, developing commercial interconnect IP and software tools requires large engineering teams with advanced skillsets, significant amounts of time, and substantial financial investment. By licensing commercial interconnect IP, companies can free up resources to focus on developing new product capabilities and differentiators. Further, we believe the large investments needed to develop commercial interconnect IP also create barriers to entry for potential commercial competitors.

Our Solutions and Competitive Strengths

We are a leading provider of interconnect and other IP technology that manages the on-chip communications in SoC semiconductor devices. We believe our SoC system IP is integral to our customers in the automotive, AI/ML, 5G and wireless communications, data centers, consumer electronics and other markets. Our core strengths include:

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We help accelerate our customers’ time to market. Our interconnect hardware and SoC cockpit software helps accelerate SoC development and integration at several different steps in the SoC design cycle. Our SoC system IP product lines are structured so that our customers can customize the interconnect for their needs, helping accelerate interconnect IP customization for their particular SoC configurations. In addition to interconnect IP productivity features, we offer a combination of automated interconnect configuration software, pre-verified interfaces to IP block protocols, pre-verified interfaces to EDA tools and a pre-verified interconnect IP element library for rapid generation of customer specific interconnect IP products. Our IP deployment solutions also help accelerate SoC development by enabling the IP blocks making up an SoC to be packaged in a standard format called IP-XACT (Institute of Electrical and Electronics Engineers – IEEE 1685), which provides a uniform IP block assembly and reuse methodology.

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Our products help improve performance of our customers’ SoCs. We believe that using our SoC system IP solutions can result in improved SoC metrics such as higher performance, lower power consumption and smaller die area. We have extensive low power management features and we enable customers to partition their designs into “frequency domains”, allowing some domains to run at higher frequencies than others, in order to trade-off performance against SoC power consumption.

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We enable lower customer research and development and SoC unit costs. We believe that we enable lower chip research and development costs, lower SoC unit costs and reduce project risk as compared to solutions developed internally or licensed from another vendor. For example, the interconnect IP generally makes up a meaningful proportion of the overall SoC area at the completed SoC stage, and savings of 1 square millimeter of area can potentially offer a significant savings in term sof SoC unit costs. Further, we believe IP and software can save our customers time and money, and enable them to focus on product differentiation and revenue generation.

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We have grown our product portfolio through robust and focused research and development. Through our investment in our multidisciplinary engineering team and research and development, we believe we have been the pioneer of using networking technology for on-chip communications and have been licensing such interconnect IP products since 2006. Our strategy is to deliver one new interconnect IP or IP deployment product per year and we have done so since 2013.

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We have grown our solutions through targeted acquisitions. We have supported our robust internal technology development program with synergistic acquisitions. We believe we have the ability to augment our product development with selective acquisitions to strengthen our SoC system IP product portfolio and add complimentary technology, such as with our acquisition of Magillem in 2020.

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We are able to address mission critical applications. Currently we are the market leader in the ADAS SoC interconnect IP market segment, capturing over 80% of the market as of December 31, 2020, according to our analysis. We believe we are positioned to take advantage of the rapid growth of semiconductor content in cars and have over 60 automotive SoC design wins. Our interconnect IP is designed to meet the automotive safety integrity level D (“ASIL D”) of the ISO 26262 automotive functional safety standard, which is the highest level, helping to position us as an ideal partner to innovative companies in the advanced automotive SoC market. We believe our solutions make it easier for our automotive semiconductor “tier 1” and OEM customers to collaborate and meet functional safety standards by establishing traceability between requirements, specifications, hardware and software implementation, verification and testing, and quality assurance. Because of this, our IP deployment software is a complement to our interconnect IP in helping our customers meet their ISO 26262 functional safety requirements.

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We have developed a “connected by Arteris IP” ecosystem to provide a broad set of SoC system IP solutions. Interconnect IP is the data transport backbone of the SoC, connecting IP blocks such as central processing units (“CPUs”), graphics processing units (“GPUs”) and memory controllers. We work with industry-leading companies who provide these blocks, including IP companies such as Arm Ltd., MIPS Technologies, Inc., Synopsys, Inc., Cadence Design Systems, Inc., Codasip GmbH and other RISC-V IP vendors to support their products and protocols working with our IP deployment solutions and interconnect IP products. By offering an unbiased, standards-based interconnect infrastructure to which other IP vendors can connect, and supporting a broad range of transaction protocols, we believe we have simplified the industry’s development of heterogeneous SoCs while solidifying our role as a neutral, technology-agnostic provider across the semiconductor industry.

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We believe we benefit from distinct competitive advantages. We believe our interconnect IP technology benefits from barriers to entry due to our many years of experience and the strength of our proprietary solutions, as well as the significant technical expertise and research costs required to develop a competitive product. Developing interconnect IP requires building and maintaining an interdisciplinary engineering team with expertise and skillsets across a wide range of sciences and domains as well as a deep understanding of semiconductor physical design, design methodologies, and networking architectures. Additionally, strategic patience and focus are required to participate in the market. For example, to go from customer acquisition to the customer shipping its product with our IP interconnect solution embedded, at which point we start earning royalties, can take between two to eight years. Further, with our SoC system IP products embedded in our customers’ SoCs, there are significant switching costs in moving to alternative solutions. We believe that our product quality and technical strength have enabled our high customer retention rate.

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We offer global support for our SoC system IP customers. Interconnect IP technology is complex, and our customer support is critical for the successful deployment of our IP in our customers’ designs. We globally support customers throughout their design processes and develop long-term sustainable relationships as our technology becomes embedded in their products.

Our Growth Strategy

Our growth strategy includes the following:

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Leverage our SoC system IP technology leadership and focused research and development to provide solutions for the semiconductor industry that builds SoCs. We intend to continue to compete vigorously in the interconnect IP segment and to support, and minimize risks of competing with, our valued partners and customers developing non-interconnect IP block technologies. We intend to remain focused on providing interconnect IP and software technologies for the entire semiconductor industry that build SoCs.

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Address high growth segments such as automotive, AI/ML, 5G and wireless connectivity, data centers, and consumer electronics. We intend to maintain our focus on the automotive, AI/ML and 5G and wireless communications markets while expanding further within high growth segments such as data centers and consumer electronics.

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Expand our customer base through ongoing SoC system IP innovation. Our goal is to deliver interconnect IP technology and deployment solutions ahead of when the SoC industry requires them. We aim to deliver at least one new interconnect IP or IP deployment product every year, addressing new SoC technology needs. In addition, we plan to continue to work with customers to deliver product enhancement releases for existing products.

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Expand our customer base through increased investment in sales and marketing. We plan to continue to expand our global sales and application engineering organization, which has a strong presence in North America, Europe, the Middle East, China, South Korea, Japan, and India.

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Continue to pursue selective acquisitions and other strategic transactions to acquire complementary solutions and accelerate growth. We intend to continue to target acquisitions to achieve our objective of making our SoC system IP solutions critical to the next generation of SoC design and development.

Our Solutions

We provide semiconductor interconnect IP and IP deployment solutions to serve our target end-markets, including automotive, AI/ML, 5G and wireless communications, data centers, and consumer electronics. We regularly release new products to address the rapid evolution of SoC technology.

Interconnect IP Products

We believe we offer the semiconductor industry an industry-leading commercially available interconnect IP portfolio. Select offerings of our interconnect IP product portfolio include:

∎

FlexNoC: FlexNoC is a silicon-proven interconnect IP product that has been integrated into hundreds of chip designs. The product’s network-on-chip technology converts on-chip communications signals between IP blocks, such as reads from and writes to memory, into digital packets. Packetizing on-chip communications allows the interconnect to be configured for enhanced performance and simplifies the connections of on-chip IP blocks, similar to how the internet eases the simultaneous connectivity of large numbers of computing devices. We also provide optional add-on packages for FlexNoC. FlexNoC started shipping in 2010 and has been incorporated into approximately 2.8 billion SoCs that have been shipped in electronic systems.

∎

Ncore: Ncore is a silicon-proven, cache coherent interconnect IP product that provides scalable, configurable and area efficient characteristics for use across multiple end-markets. In an SoC, cache coherency is a special data traffic class that requires complex interconnect IP features. In a multiprocessor system, cache coherency ensures all processors in the SoC have the same view of memory in order to simplify the task of programing software by making it unnecessary to understand the exact hardware implementation. Ncore uses a messaging protocol to keep data consistent across different processors and directories to keep track of shared data across the coherent sub-system and helps to eliminates the need for cumbersome software to maintain the data coherency. Since initial shipment in 2016, we have launched eight releases of Ncore which have been designed into numerous production cache coherent SoCs.

∎

CodaCache: CodaCache is a last-level cache (or local memory) interconnect IP product, used anywhere in the network-on-chip, for minimization of SoC data latency or improvement of performance. CodaCache is designed to decrease critical net latency of SoCs by minimizing off-chip read/write accesses to separate dynamic random-access memory (“DRAM”) chips. Off-chip DRAM access takes many more cycles, thereby increasing latency, compared to having certain data stored in a local on-chip CodaCache memory.

∎

PIANO: Physical Interconnect Aware NoC Optimizer (“PIANO”) is a software tool that estimates physical layout effects during the architecture and logic development stages of an SoC interconnect design. At 16 nm process geometries and below, PIANO enhances the ability to design a valid SoC interconnect architecture that could be difficult to layout physically. PIANO also enables input of a SoC floorplan with physical locations of IP blocks, routing channels and blockages.

IP Deployment Products

We provide a suite of IP deployment software solutions that enables the packaging, reuse and integration of most types of IP blocks using the IP-XACT (IEEE 1685) standard. We believe the combination of IP deployment software and SoC interconnect hardware provides more comprehensive SoC integration capabilities to our customers. Our IP deployment product portfolio includes:

∎

Specification: Our IP deployment product suite captures connectivity and memory requirements and executes specifications to predict device behavior to streamline the design phase. The suite enables customers to build the architecture of semiconductor systems, either from the software map or from the hardware block diagram and allows users to build a virtual prototype of an electronic device, and run and debug software on that virtual prototype.

∎	Design: We provide a broad suite of software tools that can accelerate designs with highly configurable and scalable solutions. Our solutions address packaging, connectivity, register configuration,

embedded software, and EDA flows and we believe we provide best-in-class front-end design environments based on worldwide IP-XACT extensible markup language (“XML”) standards through our ready-made design solutions.

∎	Documentation: Our documentation capabilities provide full traceability and consistent product information with content reuse and multi-channel publishing to manage, update, and synchronize content.

∎

Design Data Intelligence: The product suite includes a design environment that enables SoC developers to efficiently view, track, monitor and share their design objects stored on a central server through a thin client web browser and generate real-time, customizable reports on their design data. It also provides a knowledge capture toolset that enables real-time collection and analysis of large volumes of free-format text, enabling our customers to extract the collective intelligence of its teams.

Risks Associated with Our Business

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to:

∎	We face significant competition from larger companies and third-party providers that may deploy their resources so they can develop their IP solutions internally;

∎	We have a history of net losses, and we may not achieve or maintain profitability in the future;

∎

Because our IP solutions are components of end products, if semiconductor companies in the automotive market, AI/ML market, 5G and wireless communications market, large scale cloud and data center market and consumer electronics market do not incorporate our solutions into their end products, if the end products of our customers do not achieve market acceptance or if growth in these end markets slows down, we may not be able to generate adequate license sales and royalty income from our products;

∎	We depend on market acceptance of third-party semiconductor IP;

∎	The success of our business depends on sustaining or growing our licensing revenue and the failure to achieve such revenue would lead to a material decline in our results of operations;

∎

The nature of the design win process requires us to incur significant expenses without any guarantee that research and development and sales efforts will generate revenue, which could adversely affect our financial results;

∎

Even if we succeed in securing design wins for our IP interconnect and other solutions and our IP deployment solutions, we may not generate timely or sufficient margins or margins from those wins and our financial results could suffer;

∎	We continually pursue new IP interconnect and other solutions and IP deployment technology initiatives, and if we fail to successfully carry out these initiatives, our business could be harmed;

∎	We may have to invest more resources in research and development than anticipated, which could increase our operating expenses and negatively affect our operating results;

∎	Product errors or defects could expose us to liability and harm our reputation and we could lose market share;

∎	If we fail to offer high-quality support, our reputation could suffer;

∎

Our dependence on international customers and operations also subjects us to a range of other additional regulatory, operational, financial and political risks that could adversely affect our financial results;

∎	If we are unable to protect our proprietary technology and inventions through patents and other IP rights, our ability to compete successfully and our financial results could be adversely impacted;

∎	We are subject to government regulation, including import, export and economic sanctions laws and regulations that may expose us to liability and increase our costs; and

∎	We face risks associated with doing business in China.

Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

∎

we are permitted to include only two years of audited consolidated financial statements in this prospectus in addition to any required interim financial statements, and correspondingly required to provide only reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

∎

we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

∎

we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

∎	we may take advantage of extended transition periods for complying with new or revised accounting standards;

∎	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and

∎

we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to our median employee compensation.

We have elected to take advantage of certain of these reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of some or all of these reduced reporting and other requirements in the future. As a result, the information we provide to our stockholders may be different than the information you might receive from other public companies in which you hold equity interests.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period, provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for adopting new or revised accounting standards. As a result, we will be permitted to delay the adoption of new or revised accounting standards until such time as those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period for complying with new or revised accounting standards until the earlier of the date we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of this extended transition period. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.

We may take advantage of the foregoing provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

As a result, the information in this prospectus and that we provide to our investors in the future may be different than what you might receive from other public reporting companies.

For risks related to our status as an emerging growth company and a smaller reporting company, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock— We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

Corporate Information

We were incorporated in the State of Delaware in April 2004. Our principal executive offices are located at 595 Millich Dr. Suite 200 Campbell, CA 95008. Our telephone number is (408) 470-7300, and our website address is www.arteris.com. The information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus and does not form a part of this prospectus. You should not consider information contained on our website to be part of this prospectus in deciding whether to purchase shares of our common stock.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding immediately after this offering	shares (or shares, if the underwriters exercise their option to purchase additional shares of our common stock in full).

Option to purchase additional shares of common stock
The underwriters have a 30-day option to purchase up to additional shares of common stock from us at the public offering price less the underwriting discounts and commissions, as described under the heading “Underwriting.”

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares of our common stock in full), based upon the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 17 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Proposed Nasdaq Global Market symbol	“AIP”

The number of shares of our common stock to be outstanding after this offering is based on                 shares of common stock outstanding as of June 30, 2021, and gives effect to the automatic conversion on a one-for-one basis of all outstanding shares of our preferred stock into shares of common stock effective immediately prior to the closing of this offering (the “Automatic Conversion”). The number of shares of our common stock to be outstanding after this offering excludes:

∎	shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2021, with a weighted-average exercise price of $ per share;

∎	shares of common stock subject to the settlement of Restricted Stock Units (“RSUs”) outstanding as of June 30, 2021;

∎	shares of common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2021, with a weighted-average exercise price of $ per share;

∎

                shares of common stock reserved for future issuance under our 2021 Incentive Award Plan (the “2021 Plan”), as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2021 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as more fully described in “Executive and Director Compensation—Equity Compensation—2021 Incentive Award Plan”; and

∎

                shares of common stock reserved for future issuance under our Employee Stock Purchase Program (the “ESPP”), as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as more fully described in “Executive and Director Compensation—Equity Compensation—Employee Stock Purchase Plan”.

Unless otherwise indicated or the context otherwise requires, all information contained in this prospectus assumes:

∎	the Automatic Conversion;

∎	no exercise, settlement or termination of outstanding stock options after June 30, 2021;

∎

the filing and effectiveness of our amended and restated certificate of incorporation (the “Post-IPO Certificate of Incorporation”) and the adoption of our amended and restated bylaws (the “Post-IPO Bylaws”), each of which will occur immediately prior to the closing of this offering;

∎	no exercise of the underwriters’ option to purchase additional shares of our common stock; and

∎	a -for- stock split of our common stock to be effected prior to the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The summary statement of income (loss) data presented below for the years ended December 31, 2019 and 2020 and the summary balance sheet data as of December 31, 2020 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. You should read this data together with our financial statements and related notes thereto included elsewhere in this prospectus and the information in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data included in this section are not intended to replace the audited financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the audited financial statements and related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

(in thousands, except share and per share data)	YEARS ENDED DECEMBER 31,
	2019	2020
Consolidated Statements of Income (Loss)
Licensing, support and maintenance	$26,733	$27,408
Variable royalties and other	4,768	4,404

Total revenue	31,501	31,812

Cost of revenue	1,862	1,491

Gross profit	29,639	30,321
Operating expenses:
Research and development	10,051	17,020
Sales and marketing	9,782	9,749
General and administrative	2,533	7,329

Total operating expenses	22,366	34,098

Income (loss) from operations	7,273	(3,777)
Gain on extinguishment of debt	—	1,593
Interest and other expense, net	(290)	(50)

Income (loss) before provision for income taxes	6,983	(2,234)
Provision for income taxes	1,144	1,026

Net income (loss)	$5,839	$(3,260)
Less: Net income attributable to participating securities	(1,221)	—

Net income (loss) attributable to common stockholders	$4,618	$(3,260)

Net income (loss) per share attributable to common stockholders (1)
Basic	$0.27	$(0.19)

Diluted	$0.27	$(0.19)

Weighted-average shares used in computing per share amounts
Basic	16,915,855	17,577,846
Diluted	17,413,305	17,577,846

(1)	See Note 4 to our financial statements included elsewhere in this prospectus for further information on the calculations of net loss per share attributable to common stockholders.

AS OF JUNE 30, 2021
	ACTUAL	PRO FORMA (1)	PRO FORMA AS ADJUSTED (2)(3)
(in thousands)
Balance Sheet Data:
Cash	$	$	$
Working capital (4)	$	$	$
Total assets	$	$	$
Term Loan	$	$	$
Redeemable convertible preferred stock	$	$	$
Additional paid-in-capital	$	$	$
Accumulated deficit	$	$	$
Total stockholders’ equity (deficit)	$	$	$

(1)	The pro forma balance sheet data gives effect to (i) the Automatic Conversion and (ii) the filing and effectiveness of our Post-IPO Certificate of Incorporation, in each case, immediately prior to the completion of this offering.

(2)	The pro forma as adjusted column in the balance sheet data table above gives effect to (i) the pro forma adjustments described in footnote (1) above and (ii) the sale and issuance of shares of common stock by us in this offering, at the assumed initial public offering price of per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	A $1.00 increase or decrease in the assumed initial public offering price of per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amount of each of our cash and cash equivalents, additional paid-in capital and total stockholders’ equity (deficit) by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase or decrease of 1.0 million shares in the number of shares of common stock offered would increase decrease, as applicable, each of our cash and cash equivalents, additional paid-in capital and total stockholders’ equity (deficit) or total capitalization by $ million, assuming the initial public offering price remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price, the number of shares we sell and other terms of this offering that will be determined at pricing.

(4)	We define working capital as current assets less current liabilities. See our financial statements and related notes thereto included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making your decision to invest in shares of our common stock, you should carefully consider and read carefully all of the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, before deciding whether to invest in our common stock. We cannot assure you that any of the events discussed below will not occur. These events could have a material and adverse impact on our business, financial condition, results of operations and prospects. Unless otherwise indicated, references to our business being harmed in these risk factors will include harm to our business, reputation, financial condition, results of operations, revenue and future prospects. In such event, the trading price of our common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or not believed by us to be material may also negatively impact us.

Risks Related to Our Business and Industry

We face significant competition from larger companies and third party providers that may deploy their resources so they can develop their IP solutions internally.

We are engaged in a competitive segment of the global semiconductor industry. Our competitive landscape is characterized by competition from companies that have greater resources than us. A variety of factors could adversely impact our ability to compete, including rapid technological change in product design and manufacturing, customers that make purchase decisions based on a mix of factors of varying importance and continuous declines in average selling prices (“ASPs”). We compete principally on the basis of technology, product quality and features, license, royalty and usage terms, post-contract customer support, interoperability among products, and price and payment terms.

Often, we compete against larger companies that possess substantial financial, technical, research and development and engineering resources that can be deployed so they can develop their IP solutions internally. In addition, we also compete against other third-party providers of IP integration solutions that similarly possess substantial financial, technical, research and development and engineering resources. Varying combinations of these resources provide advantages to these competitors that enable them to influence industry trends and the pace at which they adapt to these trends. A strong competitive response from one or more of our competitors to our marketplace efforts, or a shift in customer preferences to competitors’ products, could result in increased pressure to lower our prices more rapidly than anticipated, increased sales and marketing expense, and/or market share loss. The consolidation of our competitors or collaboration among our competitors to deliver more comprehensive offerings than they could individually may also impact our ability to compete effectively. To the extent our revenue is negatively impacted by competitive pressures and reduced pricing, our business could be harmed.

In addition, our ability to compete in our market is subject to a variety of factors, many of which are beyond our control. The occurrence of any of the below could adversely affect our ability to compete and harm our business:

∎

Our ability to anticipate and lead critical product development cycles and technological shifts as driven by our target markets, to innovate rapidly and efficiently and to improve our existing solutions.

∎	Whether any competitor substantially increases its engineering and marketing resources to compete with us in the semiconductor IP deployment software technology arena.

∎	Whether a new entrant with substantially greater resources decides to enter the markets in which we compete.

∎	Whether any existing or new competitor bundles its technologies into one package at a discounted price that would make it uneconomical for our customers to license our products separately.

∎

The challenges of developing, or acquiring externally developed, technology solutions that are adequate and competitive in meeting the rapidly evolving requirements of next-generation design challenges.

∎	Our ability to compete on the basis of payment terms.

∎	Decisions by semiconductor companies and/or OEMs to develop IP development internally, rather than license IP from outside vendors due to budget constraints or excess engineering capacity.

∎	Actions by regulators to limit product availability or the features or contractual terms that either we or our customers can apply to product and service offerings.

We may also be unable to reduce the cost of our products sufficiently to enable us to compete with our competitors. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures and could adversely affect our gross margins. To the extent we are unable to reduce the prices of our products and remain competitive, our revenue will likely decline, resulting in further pressure on our gross margins, which could harm our business. Many other companies in the IP interconnect space have not been able to continue as a going concern due to intense competition and low margins. See “Business—Competition.”

We have a history of net losses, and we may not achieve or maintain profitability in the future.

We have incurred net losses in certain periods historically. While we had net income of $5.8 million in 2019, we incurred a net loss of $3.3 million in 2020, which combined with our history of net losses in periods other than 2019, has resulted in us having an accumulated deficit of $15.6 million as of December 31, 2020. We have spent significant funds on organizational and start-up activities, to recruit engineers and other employees and to support our research and development. The net losses we incur may fluctuate significantly from quarter to quarter and may increase as a result of the COVID-19 pandemic.

Our long-term success is dependent upon our ability to successfully market our interconnect IP and IP deployment solutions, develop new interconnect IP and IP deployment solutions, earn revenue, obtain additional capital when needed and, ultimately, to maintain profitable operations. We will need to generate significant additional revenue to achieve profitability. It is possible that we will not achieve profitability or that, even if we do achieve profitability, we may not maintain or increase profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

Because our IP solutions are components of end products, if semiconductor companies in the automotive market, AI/ML market, 5G and wireless communications market, large scale cloud and data center market and consumer electronics market do not incorporate our solutions into their end products or if the end products of our customers do not achieve market acceptance, we may not be able to generate adequate license sales and royalty income from our products.

Our IP solutions include technology that manages on-chip communications in SoC semiconductor devices. We do not license our IP solutions and deployment tools directly to end-users; we license our technology primarily to companies in the automotive market, AI/ML market, 5G and wireless communications market, large scale cloud and data center market and consumer electronics market, who then incorporate our technology into the products they sell. As a result, we rely on our customers to incorporate our technology into their end products at the design stage. Once a company incorporates a competitor’s technology or develops the technology internally and incorporates it into its end product, it becomes significantly more difficult for us to sell our technology to that company because changing suppliers involves significant cost, time, effort and risk for the company. As a result, we may not achieve targeted customer acceptance despite incurring significant expenditures to develop new technology.

Moreover, even after a customer agrees to incorporate our technology into its end products, the design cycle is long and may be delayed due to factors beyond our control, which may result in our customers’ product not reaching the market until long after our initial design win, which we define as winning the competitive bid selection process. From initial product design-in to volume production, many factors could impact the timing and/or amount of sales actually realized from the design-in. These factors include, but are not limited to, changes in the competitive position of our customers’ product, our customers’ financial stability, and our customers’ ability to ship products under our customers’ original schedule. Moreover, several external factors affect our customers’ ability to start their own product designs including target product market conditions, our customers’ financial stability, our customers’ competitive positioning and external economic conditions that may prolong the customers’ decision-making process and design cycle.

Further, we do not control the business practices of our customers and we do not influence the degree to which they promote, market or set their product pricing. We therefore cannot assure you that our customers will devote satisfactory efforts to promote their end products, which incorporate our IP technology and deployment solutions.

We depend on growth in the end markets that use our products. Any slowdown in the growth of these end markets could harm our business.

Our continued success will depend in large part on general economic growth and growth within our target markets in the automotive market, AI/ML market, 5G and wireless communications market, large scale cloud and data center market and consumer electronics market. Factors affecting these markets could seriously harm our customers and/or end customers and, as a result, harm us, examples of which include:

∎	Reduced sales of our customers’ and/or end customers’ products.

∎

The effects of catastrophic and other disruptive events at our customers’ and/or end customers’ offices or facilities including, but not limited to, natural disasters, telecommunications failures, cyber-attacks, terrorist attacks, pandemics, epidemics or other outbreaks of infectious disease, including the current COVID-19 pandemic, breaches of security or loss of critical data.

∎	Increased costs associated with potential disruptions to our customers’ and/or end customers’ supply chain and other manufacturing and production operations.

∎	The deterioration of our customers’ and/or end customers’ financial condition.

∎	Delays and project cancellations as a result of design flaws in the products developed by our customers and/or end customers.

∎	The inability of our customers and/or end customers to dedicate the resources necessary to promote and commercialize their products.

∎	The inability of our customers and/or end customers to adapt to changing technological demands resulting in their products becoming obsolete.

∎	The failure of our customers’ and/or end customers’ products to achieve market success and gain broad market acceptance.

Any slowdown in the growth of these end markets could harm our business. For example, a significant element of our growth strategy depends on the increasing adoption of vehicles with more sophisticated automated driving, which will likely require more complex SoCs. If anticipated demand in the end market for these vehicles does not materialize, whether due to consumer demand not materializing, regulatory interventions delaying the deployment of automated driving or other factors beyond our control, it would adversely affect demand for our products from customers and royalty revenue and impact our ability to execute our growth strategy.

We depend on market acceptance of third-party semiconductor IP.

The semiconductor IP industry is a relatively small and emerging industry. Our future growth will depend on the level of market acceptance of our third-party licensable IP model, the variety of IP offerings available on the market and the shift in customer preference away from in-house development of semiconductor IP technologies and IP deployment software. Furthermore, the third-party licensable IP model is highly dependent on the market adoption of new services and products, including in the automotive market, AI/ML market, 5G and wireless communications market, large scale cloud and data center market and consumer electronics market. Such market adoption is important because the increased cost associated with ownership and maintenance of the more complex architectures in SoCs needed for the advanced services and products and time to market pressures on our customers may motivate companies to license third-party IP rather than design them in-house.

The trends that would enable our growth are largely beyond our control. Semiconductor customers also may choose to adopt a multi-chip, off-the-shelf chip solution versus licensing or using highly-integrated chipsets that embed our technologies or use our deployment software. If these market shifts do not materialize or third-party semiconductor IP does not achieve market acceptance, our business could be harmed.

The success of our business depends on sustaining or growing our licensing revenue and the failure to achieve such revenue would lead to a material decline in our results of operations.

Our revenue consists largely of technology license fees and other fees and royalties paid for access to our patented technologies, existing technology and other development and support services we provide to our customers. Our ability to secure and renew the licenses from which our revenue is derived depends on our customers adopting our technology and using it in the products they sell. Once secured, royalty revenue may be negatively affected by factors within and outside our control, including reductions in our customers’ sales prices, sales volumes, our failure to timely complete engineering deliverables and the customers’ negotiated contract terms. In addition, our customer acquisition cycle for new licenses and license renewals for existing licensees can be lengthy, typically between two to nine months, and can also be costly and unpredictable. We cannot provide any assurance that we will be successful in signing new license agreements or renewing existing license agreements on equal or favorable terms or at all. If we do not achieve our revenue goals, our results of operations could decline.

The nature of the design win process requires us to incur significant expenses without any guarantee that research and development and sales efforts will generate revenue, which could adversely affect our financial results.

We focus on winning competitive bid selection processes, called “design wins,” to incorporate our IP interconnect and other solutions in our customers’ products. These lengthy technical and commercial selection processes may require us to incur significant expenditures and dedicate valued engineering resources to the development or enhancement of our IP interconnect and other solutions without any assurance that our bids will be selected as the design wins. If we incur such expenditures and fail to be selected in the bid selection process, our operating and financial results may be adversely affected. Further, because of the significant costs associated with qualifying new suppliers, customers are likely to use the same or an enhanced version of semiconductor IP from existing suppliers across a number of similar and successor products for a lengthy period of time. As a result, if we fail to secure an initial design win for any of IP interconnect and other solutions to any particular customer, we may lose the opportunity to make future sales of those solutions to that customer for a significant period of time, or at all, and we may experience an associated decline in revenue relating to those products. Because we expect the ASPs of our products may decline over time, we consider design wins to be critical to our future success.

Further, a significant portion of our revenue in any period may depend on a single product design win with a large customer. As a result, the loss of any key design win or any significant delay in the ramp of volume production of the customer’s products into which our product is designed could harm our business. We may not be able to maintain sales to our key customers or continue to secure key design wins for a variety of reasons, and our customers can stop incorporating our products into their product offerings with limited notice to us and suffer little or no penalty.

The loss of a key customer or design win, a reduction in sales to any key customer, a significant delay or negative development in our customers’ product development plans, or our inability to attract new significant customers or secure new key design wins could harm our business.

Even if we succeed in securing design wins for our IP interconnect and other solutions and our IP deployment solutions, we may not generate timely or sufficient margins or margins from those wins and our financial results could suffer.

After incurring significant design and development expenditures and dedicating engineering resources to achieve a single initial design win for an IP interconnect or other solution, a substantial period of time generally elapses before we generate meaningful revenue from royalties relating to such solution, if at all. The reasons for this delay include, among other things, the following:

∎	Changing customer requirements, resulting in an extended development cycle for the product.

∎	Delay in the ramp-up of volume production of the customer’s products into which our solutions are designed.

∎	Delay or cancellation of the customer’s product development plans.

∎	Competitive pressures to reduce our selling price for the customer’s end-product.

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The discovery of design flaws, defects, errors or bugs in the products, whether or not those defects, errors or bugs are related to our IP interconnect and other solutions that delay the customer from finishing the product in which our IP solution is incorporated.

∎	Lower than expected acceptance of the customers’ end-products.

Moreover, as noted above, even if a customer selects our IP interconnect and other solutions, we cannot guarantee that this will result in any royalty or future licensing revenue, as the customer may ultimately change or cancel its product plans, or the customer’s efforts to market and sell its product may not be successful.

We continually pursue new IP interconnect and other solutions and IP deployment technology initiatives, and if we fail to successfully carry out these initiatives, our business could be harmed.

As part of the evolution of our business, we have made substantial investments to develop IP interconnect and other solutions, IP deployment software solutions and enhancements to existing technologies we license through our acquisitions and research and development efforts. Continuing to meet the requirements of smaller die size, lower power consumption, a higher frequency of operation and management of critical net latency in a timely and cost-effective manner for chips used in the automotive market, AI/ML market, 5G and wireless communications market, large scale cloud and data center market and consumer electronics market have resulted in increased SoC design complexity for chips used in these markets. If we are unable to meet these demands for increased SoC design complexity, if we are unable to anticipate technological changes in our industry by introducing new or enhanced IP interconnect and other solutions and/or IP deployment solutions in a timely and cost-effective manner, or if we fail to introduce new technologies that meet market demand, we may lose our competitive position, our products may become obsolete, and our business could be harmed.

Additionally, from time to time, we invest in expansion into adjacent markets, including our recent acquisition of Magillem and our entry into the IP deployment solutions market. Although we believe these solutions are complementary to our IP interconnect solutions, we have less experience and a more limited operating history in offering software that, among other things, manages register configurations of IP blocks, assembles multiple IP blocks into SoC platforms and links design parameters and metadata to documentation, and our efforts in this area may not be successful. Our success in these new markets depends on a variety of factors, including the following:

∎	Our ability to attract a new customer base, including in industries in which we have less experience.

∎	Our successful development of new sales and marketing strategies to meet customer requirements.

∎	Our ability to accurately predict, prepare for, and promptly respond to technological developments in new fields.

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Our ability to compete with new and existing competitors in these new industries, many of which may have more financial resources, industry experience, brand recognition, relevant IP rights, and/or more established customer relationships than we currently do, and they could include free and open-source solutions that provide similar IP deployment solutions.

∎	Our ability to skillfully balance our investment in adjacent markets with investment in our existing products and services.

∎	Our ability to attract and retain employees with expertise in new or emerging fields affecting our business.

Difficulties in any of our new product development efforts or our efforts to enter adjacent markets, including delays or disruptions due to factors outside of our control such as any adverse impact resulting from the COVID-19 pandemic, could harm our business.

A fundamental shift in technologies, the regulatory climate or demand patterns and preferences in our existing product markets or the product markets of our customers or end-users could make our current products obsolete, prevent or delay the introduction of new products or enhancements to our existing products or render our products irrelevant to our customers’ needs. If our new product development efforts fail to align with the needs of our customers, including due to circumstances outside of our control like a fundamental shift in the product markets of our customers and end users or regulatory changes, our business could be harmed.

Further, we design our IP interconnect solutions to function optimally with various industry-standard core IP transaction protocols including AMBA, ACE, CHI and AXI. Should developers limit access to their IP protocol information or cease cooperation with us for any reason, our ability to support certain processors and IP protocols would be delayed, which could harm our business.

We may have to invest more resources in research and development than anticipated, which could increase our operating expenses and negatively affect our operating results.

We currently devote substantial resources to the research and development of new and enhanced interconnect IP and IP deployment solutions. However, we may be required to devote more resources than anticipated to address design requirements for specific target markets, new competitors, technological advances in the semiconductor industry or by competitors, our acquisitions, our entry into new markets, or other competitive factors. If we are required to invest significantly greater resources than anticipated without a corresponding increase in revenue, our operating results could decline. Additionally, our periodic research and development expenses may be independent of our level of revenue, which could negatively impact our financial results. We expect these expenses to increase in the foreseeable future as our technology development efforts continue, and there can be no guarantee that our research and development investments will result in products that create additional revenue.

We may also decide to increase our research and development investment to seize customer or market opportunities, which could negatively impact our financial results.

Product errors or defects could expose us to liability and harm our reputation and we could lose market share.

Software products frequently contain errors or defects, especially when first introduced, when new versions are released, or when integrated with technologies developed by acquired companies. Product errors, including those resulting from third-party suppliers, could negatively affect the performance or interoperability of our IP interconnect and IP deployment solutions, could delay the development or release of new solutions or new versions and could adversely affect market acceptance or perception of our technology. In addition, any allegations of manufacturability issues resulting from use of our IP interconnect and other solutions or semiconductor design efficiency issues resulting from our IP deployment solutions could, even if untrue, adversely affect our reputation and our customers’ willingness to license our technology. Any such errors or delays in releasing new products or new versions of products or allegations of unsatisfactory performance could cause us to lose customers, increase our service costs, subject us to liability for damages and divert our resources from other tasks, any one of which could harm our business and operating results.

If we fail to offer high-quality support, our reputation could suffer.

Interconnect IP technology is complex, and our customer support is critical for the successful deployment of our IP in our customers’ designs, and we have more than 25 corporate and field application engineers in our global support organization. High-quality support is important for customer retention, and the importance of our support function will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our offerings to existing and new customers could suffer, and our reputation with existing or potential customers could suffer.

Our dependence on international customers and operations also subjects us to a range of other additional regulatory, operational, financial and political risks that could adversely affect our financial results.

For 2019 and 2020, 71% and 67%, respectively, of our revenue was derived from sales to customers outside of the United States. In particular, we derived 54.3%, and 44.9% of our revenue in 2019 and 2020, respectively, from customers located in China. We expect our revenue from China to decrease due to the applicable U.S. government trade restrictions. As a result, the economic, political, legal and social conditions in China could harm our business. In addition, we have offices globally with our sales and research and development being conducted in offices located in the San Francisco Bay Area, Texas, France, China, South Korea and Japan. Moreover, conducting business outside the United States subjects us to a number of additional risks and challenges, including:

∎	Changes in a specific country’s or region’s political, regulatory or economic conditions.

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A pandemic, epidemic or other outbreak of an infectious disease, including the current COVID-19 pandemic, which may cause us or our distributors, vendors and/or customers to temporarily suspend our or their respective operations in the affected city or country or completely.

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Compliance with a wide variety of domestic and foreign laws and regulations (including those of municipalities or provinces where we have operations) and unexpected changes in those laws and regulatory requirements, including uncertainties regarding taxes, social insurance contributions and other payroll taxes and fees to governmental entities, tariffs, quotas, export controls, export licenses and other trade barriers.

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Unanticipated restrictions on our ability to sell to foreign customers where sales of products and the provision of services may require export licenses or are prohibited by government action, unfavorable foreign exchange controls and currency exchange rates.

∎	Imposition of tariffs and other barriers and restrictions, including trade tensions such as U.S.-China trade tensions.

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Potential for substantial penalties and litigation related to violations of a wide variety of laws, treaties and regulations, including labor regulations, export control and anti-corruption regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act).

∎	Difficulties and costs of staffing and managing international operations across different geographic areas, time zones and cultures.

∎	Changes in diplomatic and trade relationships.

∎	Potential political, legal and economic instability, armed conflict, and civil unrest in the countries in which we and our customers are located.

∎	Difficulty and costs of maintaining effective data security.

∎	Inadequate protection of our IP.

∎	Nationalization and expropriation.

∎	Restrictions on the transfer of funds to and from foreign countries, including withholding taxes and other potentially negative tax consequences.

∎	Unfavorable and/or changing foreign tax treaties and policies.

∎	Increased exposure to general market and economic conditions outside of the United States.

∎	Currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future.

∎	Increased regulatory uncertainties with respect to our wholly foreign-owned enterprise operating in China.

These factors, individually or in combination, could impair our ability to effectively operate one or more of our foreign facilities or deliver our semiconductor IP or IP deployment solutions, result in unexpected and material expenses, or cause an unexpected decline in the demand for our products in certain countries or regions. For example, one substantial royalty customer became unable to source a key material in 2020 as a result of the trade disputes between the United States and China, and consequently shipment volumes of products containing our interconnect IP have been significantly lower, adversely affecting our royalty revenue. Our failure to manage the risks and challenges associated with our international business and operations could harm our business.

Downturns or volatility in general economic conditions, including as a result of the current COVID-19 pandemic or any other outbreak of an infectious disease, could harm our business.

Our revenue, gross margin, and ability to achieve and maintain profitability depend significantly on general economic conditions and the demand for products in the markets in which our customers compete. Weaknesses in the global economy and financial markets, including the current weaknesses resulting from the ongoing COVID-19 pandemic, and any adverse changes in general domestic and global economic conditions that may occur in the future, including any recession, economic slowdown or disruption of credit markets, may lead to, lower demand for products that incorporate our solutions, including in the automotive market, AI/ML market, 5G and wireless communications market, large scale cloud and data center market and consumer electronics market. A decline in end-user demand can affect our customers’ demand for our products, the ability of our customers to obtain credit and otherwise meet their payment obligations and the likelihood of customers canceling or deferring existing orders. Our business could be harmed by such actions.

In addition, any disruption in the credit markets, including as a result of the current COVID-19 pandemic, could impede our access to capital. If we have limited access to additional financing sources, we may be required to defer capital expenditures or seek other sources of liquidity, which may not be available to us on acceptable terms or at all. All of these factors related to global economic conditions, which are beyond our control, could harm our business. For a more detailed discussion of the COVID-19 pandemic and its recent and potential impact on our business, see “—Our business has been, and may continue to be, adversely affected by health epidemics, pandemics and other outbreaks of infectious disease, including the current COVID-19 pandemic.”

The cyclical nature of the semiconductor industry may limit our ability to maintain or improve our revenue.

The semiconductor industry is highly cyclical and is prone to significant downturns from time to time. Cyclical downturns can result from a variety of market forces including constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand, all of which can result in significant declines in semiconductor demand. We have experienced downturns in the past and may experience such downturns in the future. For example, the industry experienced a significant downtown in connection with the most recent global recession in 2008, and further experienced a downturn in 2020, which may be prolonged as a result of the economic impact of the COVID-19 pandemic. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Recently, downturns in the semiconductor industry have been attributed to a variety of factors, including the current COVID-19 pandemic, ongoing trade disputes among the United States and China, weakness in demand and pricing for semiconductors across applications and excess inventory. Recent downturns have directly impacted our business, as has been the case with many other companies, suppliers, distributors and customers in the semiconductor industry and other industries around the world, and any prolonged or significant future downturns in the semiconductor industry could harm our business. Conversely, significant upturns may suppress customer shipments of royalty-bearing products incorporating our IP solutions due to our customers having limited access to third-party foundry and assembly capacity. In the event of such an upturn, we may not be able to expand our workforce and operations in a sufficiently timely manner, procure adequate resources, or locate suitable third-party suppliers or other third-party subcontractors to respond effectively to changes in demand for our existing products or to the demand for new products requested by our customers, and our business could be harmed.

Our revenue has been concentrated among a small number of licensees and customers, and if we lose any of these customers and fail to replace them, our revenue may decrease substantially.

A significant amount of our revenue is derived from a limited number of customers. In 2019 and 2020, sales to Intel Corporation accounted for 16.0% and 15.3%, sales to HiSilicon Technologies Co., Ltd. accounted for 44.2% and 6.5% and sales to SZ DJI Technology Co., Ltd. accounted for 0.9% and 24.7%, respectively, of our revenue. We expect that a relatively small number of customers will continue to account for a substantial portion of our revenue for the foreseeable future.

As a result of this revenue concentration, our results of operations could be adversely affected by the decision of a single key licensee or customer to cease using our technology or products or by a decline in the number of products that incorporate our technology that are sold by a single licensee or customer or by a small group of licensees or customers. We must continue to obtain new significant licensees and to increase our revenue and grow our business.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to increase our customer base and achieve broader market acceptance of our products and platform capabilities will depend to a significant extent on our ability to expand our global sales and application engineering organization. We plan to continue expanding our sales force, both domestically and internationally. We also plan to dedicate significant resources to sales and marketing programs. All of these efforts will require us to invest significant financial and other resources. Our business will be harmed if our sales and marketing efforts do not generate significant increases in revenue or increases in revenue are smaller than anticipated. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate and retain talented and effective sales personnel, if our new and existing sales personnel, on the whole, are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective.

We experience a strong seasonality in sales in the fourth calendar quarter of the year. As a result, our results of operations are subject to substantial quarterly fluctuations, which may seriously harm our business.

We have experienced, and expect to continue to experience, seasonal fluctuations in sales due to the spending patterns of semiconductor customers who license our products. Our total new license agreements have generally been lowest in the first and second calendar quarters. We expect these seasonality trends to continue. As a result, revenue recognized from our total new license agreements are subject to seasonal fluctuations, which may seriously harm our business.

Substantial portions of our sales are made, and we anticipate will be made, to consumer, automotive, AI/ML and large-scale cloud and data center industry suppliers. Any downturn in any of these the markets could significantly harm our business.

Of our annual contract value at December 31, 2020, 28.6% was derived from customers supplying to the consumer industry, 22.7% was to customers that supply various systems and components to the automotive industry, 14.3% was to customers in the AI/ML industry and 12.6% was to customers supplying large scale cloud and data center customers.

Each of these sectors is subject to specific market risks. The consumer sector, for example, is subject to changes in end consumer spending patterns, technology developments and general economic conditions.

We are also exposed to the risks associated with the automotive market. For example, our anticipated future growth is highly dependent on the adoption of autonomous driving technologies, which are expected to have increased sensor and power product content. A downturn in the automotive market could delay automakers’ plans to introduce new vehicles with these features, which would negatively impact the demand for our products and our ability to grow our business.

Several industries in which companies incorporate our technology, including the automotive industry and others, may undergo consolidation and reorganization and, in some cases, their suppliers may or have entered bankruptcy. Although we have not experienced any lost business or material bad debt write-offs as a result of such consolidation, such trends could harm our business.

Moreover, as a result of the COVID-19 pandemic and the associated responses by governments of various countries to prevent its spread, the automotive industry, including manufacturers, dealers, distributors and third-party suppliers have been adversely impacted. For example, many automotive manufacturers were forced to suspend manufacturing operations and may be required to do so again. In addition, government-imposed restrictions on businesses, operations and travel and the related economic uncertainty have impacted demand in many global markets. While demand in the automotive industry is dependent on a number of factors, automotive manufacturers expect the impact of COVID-19 to be highly dependent on its duration and severity. The foregoing impacts and other adverse effects on the automotive industry could harm our business, as well as our ability to execute our growth strategy.

Our business has been, and may continue to be, adversely affected by health epidemics, pandemics and other outbreaks of infectious disease, including the current COVID-19 pandemic.

Public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate could adversely impact our operations, as well as the operations of our customers, end users of our products, and our and their respective vendors, suppliers and other business partners. Any of these public health threats and related consequences could adversely affect our financial results.

COVID-19, a potentially deadly respiratory tract infection caused by the SARS-CoV-2 virus, has spread rapidly and enveloped most of the world, causing a global public health crisis. On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The pandemic has resulted in national and local governments in affected countries around the world implementing increasingly stringent measures to help control the spread of the virus, including quarantines and other emergency public health measures and have implemented substantial lockdown measures, and additional countries and local governments may enact similar policies. In addition, the federal government and all of the states in the United States, have declared a state of emergency or similar disaster declaration, and many states and other jurisdictions where we have operations have implemented “shelter in place” and “stay-at-home” orders, workplace closures, business curtailments and other similar measures. The measures implemented by various authorities in response to the COVID-19 pandemic have caused us to change our business practices, including those related to where employees work, the distance between employees in our facilities, limitations on in-person meetings between employees and with customers, potential customers, suppliers, service providers and stakeholders, as well as restrictions on business travel to domestic and international locations and to attend trade shows, technical conferences and other events. As a result of these restrictions, the number of Design Starts we had in 2020 was lower than the number of Design Starts in 2019. Further, our revenue remained relatively flat in 2020 as compared to 2019 in part due to generally lower activity in certain of customers’ operations during the second and third quarters of 2020 as a result of the COVID-19 pandemic. These restrictions have had, and future prevention and mitigation measures are also likely to have, an adverse impact on global economic conditions, which could further affect our operations. The considerable uncertainty regarding the economic impact of the COVID-19 pandemic is likely to result in sustained market turmoil, which could also harm our business.

These current and potential future measures that could restrict access to our facilities, limit support operations and place restrictions on our workforce, suppliers and other business partners have impacted and may further impact our workforce and operations, the operations of our customers and end users of our products, and those of our respective vendors, suppliers and other business partners. The disruptions to our operations caused by the COVID-19 pandemic may result in inefficiencies, delays and additional costs in our product development, sales, marketing, and customer service efforts that we cannot fully mitigate through remote or other alternative work arrangements. In addition, the severe global economic disruption, including recession, depression or other sustained adverse market impact caused by the COVID-19 pandemic, may cause our customers and end-users of our products to suffer significant economic hardship and potentially even go out of business, which could result in decreased demand for our products and harm our business. To the extent that the COVID-19 pandemic harms our business, it may also heighten many of the other risks discussed in this prospectus. For instance, if the business impacts of the COVID-19 pandemic continue for an extended period, it could cause us to recognize impairments for goodwill and certain long-lived assets including amortizable intangible assets.

The impact of the COVID-19 pandemic continues to evolve and its duration and ultimate disruption to our business and the businesses of our customers and end-users, the overall demand for our products and the related financial impact to us, as well as any similar disruptions that may result from any future pandemic, epidemic or other outbreak of infectious disease, will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the effectiveness of actions to contain the virus or treat its impact and how quickly and to what extent normal economic and operating conditions can resume, among others. The longer any such disruption continues, however, the more severe and adverse we would expect the effect to be on our business. Even after the COVID-19 pandemic has lessened or subsided, we may continue to experience harm to our business as a result of its global economic impact. As new information regarding the COVID-19 pandemic continues to emerge, it is difficult to predict the full extent to which the disease adversely impacts our financial performance. Additionally, weaker economic conditions generally could result in impairment in value of our tangible or intangible assets and our ability to raise additional capital, if needed.

We received a Paycheck Protection Program loan, and our application for the PPP Loan could in the future be determined to have been impermissible or could result in damage to our reputation.

In April 2020, we applied for and received an unsecured $1.6 million loan under the Paycheck Protection Program (the “PPP Loan”). In December 2020, the PPP Loan was forgiven in full. The Paycheck Protection Program was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), and is administered by the U.S. Small Business Administration (the “SBA”).

Our receipt of the PPP Loan or the forgiveness of the PPP Loan could result in adverse publicity. In addition, if we are later determined to have been ineligible to receive the PPP Loan or loan forgiveness, we may be subject to significant penalties, including significant civil, criminal and administrative penalties, we could be required to repay the PPP Loan in its entirety, and our reputation could suffer. A review or audit by the SBA or other government entity or claims under the U.S. False Claims Act could consume significant financial and management resources.

A significant portion of our revenue comes from licensing fees, which may vary period to period.

License agreements for our interconnect IP are generally treated as ratable revenue, with revenue being recognized evenly over the license term. However, certain license agreements for our IP interconnect solutions are recognized as point in time revenue, including two agreements resulting in our recognizing revenue of $10.0 million in 2019 and $7.4 million in 2020. Additionally, the majority of software license agreements for our IP deployment solutions are generally treated as point in time revenue at the start of the license period, so past revenue may not be indicative of the amount of revenue in any future period. Significant portions of our anticipated future revenue, therefore, will likely depend upon our success in attracting new customers, or continuing or expanding our relationships with existing customers. However, revenue recognized from licensing arrangements vary significantly from period to period, depending on the number and size of deals closed during a quarter, and is difficult to predict. In addition, as we expand our business into new markets, our licensing deals may be smaller in volume but greater in value in volume, which may further fluctuate our licensing revenue quarter to quarter. Our ability to succeed in our licensing efforts will depend on a variety of factors, including the market positioning, performance, quality, breadth and depth of our current and future IP interconnect and other solutions as well as our sales and marketing skills. Our failure to obtain future licensing customers would impede our future revenue growth and could materially harm our business.

As a result of these and other factors, you should not rely on the results of any prior quarterly or annual periods, or any historical trends reflected in such results, as indications of our future revenue or operating performance. Fluctuations in our revenue and operating results could cause our stock price to decline and, as a result, you may lose some or all of your investment.

Royalty rates could decrease for existing and future license agreements, which could materially adversely affect our operating results.

Royalty payments to us under existing and future license agreements could be lower than currently anticipated for a variety of reasons. Average selling prices for semiconductor products generally decrease over time during the lifespan of a product. In addition, there is significant pressure to maintain low royalty rates in certain markets where the end product may have a low average sales price, such as many consumer electronics products. In addition, there is increasing downward pricing pressures in the semiconductor industry on end products incorporating our technology, especially end products for consumer electronics markets. As a result, notwithstanding the existence of a license agreement, our customers may demand that royalty rates for our products on future or renewal agreements be lower than our historic royalty rates. Furthermore, our competitors may lower the royalty rates for their comparable products to win market share which may force us to lower our royalty rates on future or renewal agreements as well. As a consequence of the above referenced factors, as well as unforeseen factors in the future, the royalty rates we receive for use of our technology could decrease with new or renewed customers, thereby decreasing future anticipated revenue and cash flow. Royalty revenue was 14.6% and 10.9% of our revenue for 2019 and 2020, respectively. Therefore, a significant decrease in our royalty revenue could materially adversely affect our operating results.

Moreover, royalty rates may be negatively affected by macroeconomic trends (including from the recent COVID-19 pandemic and its world effects) or changes in products mix. Furthermore, consolidation among our customers may increase the leverage of our existing customers to extract concessions from us in royalty rates.

Changing currency exchange rates could harm our business.

We have operations and assets in the U.S. as well as foreign jurisdictions, and we prepare our consolidated financial statements in U.S. dollars, but a portion of our earnings and expenditures are denominated in other currencies. We therefore must translate our foreign assets, liabilities, revenue and expenses into U.S. dollars at applicable exchange rates. Consequently, fluctuations in the value of foreign currencies relative to the U.S. dollar may negatively affect the value of these items in our financial statements. In addition, since many of our sales in foreign jurisdictions are denominated in U.S. dollars, fluctuations in the value of foreign currencies relative to the U.S. dollar may effectively increase the price of our products in the currency of the jurisdiction in which the sale took place and may result in our products becoming too expensive for non-U.S. customers who do not conduct their business in U.S. dollars. Furthermore, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations may make it difficult for us to predict our results of operations. If the volume of our international operations increases and foreign currency exchange rates change, the impact to our consolidated statements of operations could be significant and may affect the comparability of operating results. The impact from foreign currency transactions during 2020 was not material. We do not believe a 10% increase or decrease in foreign exchange rates would have resulted in a material impact to our operating results. To the extent we fail to manage our foreign currency exposure adequately, we may suffer losses in the value of our net foreign currency investment, and our business may be harmed.

We have made acquisitions and in the future expect to pursue acquisitions of and investments in new businesses, products or technologies, joint ventures and other strategic transactions that involve numerous risks and could disrupt and harm our business.

As part of our business strategy, we make acquisitions of and investments in new businesses, such as our acquisition of Magillem, products and technologies and enter into joint ventures and other strategic relationships in the ordinary course. Our ability to grow our revenue, earnings and cash flow at or above our historic rates depends in part upon our ability to identify and successfully acquire and integrate businesses at acceptable prices, realize anticipated synergies and make appropriate investments that support our long-term strategy. We may not be able to consummate acquisitions at rates similar to the past, which could adversely impact our growth rate and the trading price of our common stock. Promising acquisitions and investments are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on a timely basis and on acceptable terms. In addition, competition for acquisitions and investment may result in higher purchase prices. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate acquisitions and investments on acceptable terms or at all.

In addition, even if we are able to consummate acquisitions and enter into joint ventures and other strategic relationships, these transactions and relationships, including our recent acquisition of Magillem, present a number of potential risks and challenges that could, if not met, disrupt our business operations, increase our operating costs, negatively affect our growth rate and the trading price of our common stock, and may harm our business. In addition, our recent Magillem acquisition as well as any acquisition, investment, joint venture or other strategic transaction we may enter into in the future, involve a number of additional financial, accounting, managerial, operational, legal, regulatory and other risks, which may include, among others:

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Any business, technology, service or product that we acquire or invest in could under-perform relative to our expectations and the price that we paid or not perform in accordance with our anticipated timetable, or we could fail to operate any such business profitably.

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We may incur or assume significant debt in connection with our acquisitions, joint ventures and other strategic relationships, which could also cause a deterioration of our credit ratings, result in increased borrowing costs and interest expense and diminish our future access to the capital markets. Alternatively, we may issue additional equity securities, which could dilute your ownership and voting power.

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Acquisitions, joint ventures and other strategic relationships could cause our financial results to differ from our own or the investment community’s expectations in any given period, or over the long-term challenges associated with integrating employees from the acquired company into our organization.

∎	Pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period.

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Acquisitions, joint ventures and other strategic relationships could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address.

∎	We could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key employees and customers.

∎	We may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition, joint venture or other strategic relationship.

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We may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s or investee’s activities and the realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position and/or cause us to fail to meet our public financial reporting obligations.

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In connection with acquisitions and joint ventures, we often enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results.

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As a result of our acquisitions, we have recorded significant goodwill and other assets on our consolidated balance sheet and if we are not able to realize the value of these assets, or if the fair value of our investments declines, we may be required to incur impairment charges.

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We may have interests that diverge from those of our joint venture partners or other strategic partners and we may not be able to direct the management and operations of the joint venture or other strategic relationship in the manner we believe is most appropriate, exposing us to additional risk.

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Investing in or making loans to early-stage companies often entails a high degree of risk, and we may not achieve the strategic, technological, financial or commercial benefits we anticipate; we may lose our investment or fail to recoup our loan; or our investment may be illiquid for a greater-than-expected period of time.

Furthermore, potential acquisitions, investments, joint ventures and other strategic transactions, whether or not consummated, may divert our management’s attention and require considerable cash outlays at the expense of our existing operations. This, and any of the risks set forth above, could harm our business.

Our ability to raise capital in the future may be limited and could prevent us from executing our growth strategy.

Our ability to operate and expand our business depends on the availability of adequate capital, which in turn depends on cash flow generated by our business and the availability of borrowings under our term loan and future debt, equity or other applicable financing arrangements. We believe that our cash flow from operations, existing cash and cash equivalents, and the anticipated net proceeds of this offering will satisfy our anticipated cash requirements for at least the next 12 months. However, we have based this estimate on our current operating plans and expectations, which are subject to change, and cannot assure you that that our existing resources will be sufficient to meet our future liquidity needs. We may require additional capital to respond to business opportunities, challenges, acquisitions or other strategic transactions and/or unforeseen circumstances. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

∎	market acceptance of our semiconductor IP and other solutions, and our IP deployment solutions;

∎	the need to adapt to changing technologies and technical requirements;

∎	the existence of opportunities for expansion; and

∎	access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain additional debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations and our ability to incur additional debt or engage in other capital-raising activities. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow and support our business and respond to business opportunities and challenges could be significantly limited.

We may not be able to effectively manage our growth, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business and operating results.

In order to succeed in executing our business plan, we will need to manage our growth effectively as we make significant investments in research and development and sales and marketing and expand our operations and infrastructure both domestically and internationally. In addition, in connection with operating as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. If our revenue does not increase to offset these increases in our expenses, we may not achieve or maintain profitability in future periods.

To continue to grow and to meet our ongoing obligations as a public company, we must continue to expand our operational, engineering, accounting and financial systems, procedures, controls and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations and we may be unable to meet reporting obligation deadlines under the Exchange Act. Unless our growth results in an increase in our revenue that is proportionate to the increase in our costs associated with this growth, our operating margins will be adversely affected. If we fail to adequately manage our growth, improve our operational, financial and management information systems, or effectively motivate and manage our new and future employees, it could harm our business.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and market our products could be harmed, which in turn could adversely affect our financial results.

Our success depends to a large extent upon the continued services of our executive officers, managers and skilled personnel, including our development engineers. In particular, we are highly dependent on the services of K. Charles Janac, our President, Chief Executive Officer and Chairman, who has been critical in the development and growth of our business and strategic direction, and we do not have key person insurance. From time to time, there may be changes in our executive management team or other key personnel, which could disrupt our business. Generally, our employees are not bound by obligations that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. Moreover, our employees are generally not subject to non-competition agreements. Given these limitations, we may not be able to continue to attract, retain and motivate qualified personnel necessary for our business.

In addition, we recruit from a limited pool of engineers with expertise in SoC design and the competition for such personnel can be intense. The loss of one or more of our executive officers or other key personnel or our inability to locate suitable or qualified replacements could be significantly detrimental to our product development efforts and could harm our business. In addition, we must attract and retain highly qualified personnel, including certain foreign nationals who are not U.S. citizens or permanent residents, many of whom are highly skilled and constitute an important part of our U.S. workforce, particularly in the areas of engineering and product development. Our ability to hire and retain these employees and their ability to remain and work in the U.S. are impacted by laws and regulations, as well as by procedures and enforcement practices of various government agencies. Changes in immigration laws, regulations or procedures may adversely affect our ability to hire or retain such workers, increase our operating expenses and negatively impact our ability to deliver our products and services, any of which would harm our business.

Volatility in, or lack of performance of, our stock price may also affect our ability to attract and retain key personnel. Employees may be more likely to terminate their employment with us if the shares they own or the shares underlying their vested options or restricted stock units have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the trading price of our common stock. If we are unable to retain our employees, our business could be harmed.

Our management team has limited experience managing a public company.

Many members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business.

Catastrophic events may disrupt our business.

Our corporate headquarters are located in an area that is an active earthquake zone. In the event of a major earthquake, hurricane or other catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war, terrorist attack or disease outbreak, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our product development, breaches of data security, or loss of critical data, any of which could have an adverse effect on our future results of operations.

Risks Related to Intellectual Property, Information Technology and Data Security and Privacy

If we are unable to protect our proprietary technology and inventions through patents and other IP rights, our ability to compete successfully and our financial results could be adversely impacted.

We seek to protect our proprietary technology and innovations, particularly those relating to the design of our products, through patents, trade secrets and other IP rights. As of June 30, 2021, we had 76 total issued patents, pending patent applications and non-expired provisional patent applications worldwide. Of these, we had 32 issued patents, 31 of which are U.S. issued patents and 1 is a U.K. issued patent. The 32 issued patents generally expire between 2035 and 2041. As of June 30, 2021, we had 44 pending non-provisional and provisional patent application filings, including 31 in the United States, 5 in Europe, 6 in China, 1 in Korea and 1 in Japan. Maintenance of patent portfolios, particularly outside of the United States, is expensive, and the process of seeking patent protection is lengthy and costly. While we intend to maintain our current portfolio of patents and to continue to prosecute our currently pending patent applications and file future patent applications when appropriate, the value of these actions may not exceed their expense. Existing patents and those that may be issued from any pending or future applications may be subject to challenges, invalidation or circumvention, and the rights granted under our patents may not provide us with meaningful protection or any commercial advantage. In addition, the protection afforded under the patent laws of one country may not be the same as that in other countries. This means, for example, that our right to exclusively commercialize a product in those countries where we have patent rights for that product can vary on a country-by-country basis. We also may not have the same scope of patent protection in every country where we do business.

Additionally, it is difficult and costly to monitor the use of our IP. It may be the case that our IP is already being infringed and infringement may occur in the future without our knowledge. Litigation may be necessary to enforce our IP rights. While it is our policy to protect and defend our rights to our IP, we cannot predict whether steps taken by us to enforce and protect our IP rights will be adequate to prevent infringement, misappropriation, or other violations of our IP rights. Any inability to meaningfully enforce our IP rights could harm our ability to compete. Moreover, in any lawsuit we bring to enforce our IP rights, a court may refuse to stop the other party from using the technology at issue on grounds that our IP rights do not cover the technology in question. Further, in such proceedings, the defendant could counterclaim that our IP is invalid or unenforceable and the court may agree, in which case we could lose valuable IP rights. Any litigation of this nature, regardless of outcome or merit, could materially harm our business and hurt our competitive advantage.

If we are unable to protect our proprietary technology and inventions through trade secrets, our competitive position and financial results could be adversely affected.

As noted above, we seek to protect our proprietary technology and innovations, particularly those relating to our products, as patents, trade secrets and other forms of IP. Additionally, while software and other forms of our proprietary works may be protected under copyright law, in some cases we have chosen not to register any copyrights in these works, and instead, primarily rely on protecting our software as a trade secret. In the United States, trade secrets are protected under the federal Economic Espionage Act of 1996 and the Defend Trade Secrets Act of 2016 (the “Defend Trade Secrets Act”), and under state law, with many states having adopted the Uniform Trade Secrets Act (the “UTSA”) and several of which that have not. In addition to these federal and state laws inside the United States, under the World Trade Organization’s Trade Related-Aspects of IP Rights Agreement (the “TRIPS Agreement”), trade secrets are to be protected by World Trade Organization member states as “confidential information.” Under the UTSA and other trade secret laws, protection of our proprietary information as trade secrets requires us to take steps to prevent unauthorized disclosure to third parties or misappropriation by third parties. In addition, the full benefit of the remedies available under the Defend Trade Secrets Act requires specific language and notice requirements present in the relevant agreements, which may not be present in all of our agreements. While we require our officers, employees, consultants, distributors, and existing and prospective customers and collaborators to sign confidentiality agreements and take various security measures to protect unauthorized disclosure and misappropriation of our trade secrets, we cannot assure or predict that these measures will be sufficient. The semiconductor industry is generally subject to high turnover of employees, so the risk of trade secret misappropriation may be amplified. If any of our trade secrets are subject to unauthorized disclosure or are otherwise misappropriated by third parties, our competitive position may be materially and adversely affected.

Our ability to compete successfully depends in part on our ability to commercialize our IP solutions without infringing the patent, trade secret or other IP rights of others.

To the same extent that we seek to protect our technology and inventions with patents, trade secrets and other IP rights, our competitors and other third parties do the same for their technology and inventions. We have no means of knowing the content of patent applications filed by third parties until they are published. It is also difficult and costly to continuously monitor the IP portfolios of our competitors to ensure our technologies do not violate the IP rights of any third parties.

The semiconductor industry is ripe with patent assertion entities and is characterized by frequent litigation regarding patent and other IP rights. From time to time, we receive communications from third parties that allege that our products or technologies infringe their patent or other IP rights. As a public company with an increased profile and visibility, we may receive similar communications in the future. Lawsuits or other proceedings resulting from allegations of infringement could subject us to significant liability for damages, invalidate our proprietary rights and harm our business. In the event that any third-party succeeds in asserting a valid claim against us or any of our customers, we could be forced to do one or more of the following:

∎

discontinue selling access to certain technologies that contain the allegedly infringing IP which would result in a decline in our revenue and could result in breach of contract claim by our affected customers and damage to our reputation;

∎	stop receiving payment from a customer that can no longer sell the end-product if it contains allegedly infringing IP;

∎	seek to develop non-infringing technologies, which may not be feasible;

∎	incur significant legal expenses;

∎	pay substantial monetary damages to the party whose IP rights we may be found to be infringing; and/or

∎	we or our customers could be required to seek licenses to the infringed technology that may not be available on commercially reasonable terms, if at all.

If a third-party causes us to discontinue the use of any of our technologies, we could be required to design around those technologies. This could be costly and time consuming and could have an adverse effect on our financial results. Any significant impairments of our IP rights from any litigation we face could harm our business and our ability to compete in our industry.

We may not be able to continue to obtain licenses to third-party software and IP on reasonable terms or at all, which may disrupt our business and harm our financial results.

We license third-party software and other IP for use in product research and development and, in several instances, for inclusion in our products such as our license with Qualcomm for FlexNoC. We also license third-party software, including the software of our competitors, to test the interoperability of our products with other industry products and in connection with our professional services. Our third-party licenses typically limit our use of IP to specific uses and for specific time periods, and include other contractual obligations with which we must comply. Moreover, certain IP rights may be licensed to us on a non-exclusive basis, and accordingly, the owners of such IP are free to license such rights to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. These licenses may need to be renegotiated or renewed from time to time, or we may need to obtain new licenses in the future. For example, we may be required to renegotiate or seek a waiver to or consent under our license with Qualcomm with respect to our FlexNoc product in the event of certain changes of control (as defined in our agreements with Qualcomm) and there can be no guarantee we would be successful in such endeavor. See “Business—Material Agreement—Qualcomm Agreements.” Third parties may stop adequately supporting or maintaining their technology, or they or their technology may be acquired by our competitors. If we are unable to obtain licenses to these third-party software and IP on reasonable terms or at all, we may not be able to sell or support the affected products, our customers’ use of the products may be interrupted, and/or our product development processes and professional services offerings may be disrupted, which could in turn harm our financial results, our customers, and our reputation. Further, if we or our third-party licensors were to breach any material term of a license, such a breach could, among other things, prompt costly litigation, result in the license being invalidated and or result in fines and other damages. If any of the following were to occur, it could harm our business and our reputation.

We also cannot be certain that our licensors are not infringing the IP rights of others or that our licensors have sufficient rights to the IP to grant us the applicable licenses. Although we seek to mitigate this risk contractually, we may not be able to sufficiently limit our potential liability. If we are unable to obtain or maintain rights to any of this IP because of IP infringement claims brought by third parties against our licensors or against us, our ability to develop, maintain and support our products and technology incorporating that IP could be severely limited and our business could be harmed. Furthermore, regardless of outcome, infringement claims may require us to use significant resources and may divert management’s attention.

Some of our products and technology, including those we acquire, may include software licensed under open-source licenses. Use and distribution of open-source software, where applicable, may entail greater risks than use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. To the extent that our technology may in the future depend upon the successful operation of open-source software, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of such technologies and injure our reputation.

Moreover, some open-source software licenses, if applicable, could require users who distribute open-source software as part of their proprietary software to publicly disclose all or part of the source code to such software and make available any derivative works or modifications of the open-source code on unfavorable terms or at no cost. If we were to combine our proprietary software with open-source software in a certain manner, we could, under certain circumstances, be required to comply with such license terms. Although we have tools and processes to monitor and restrict our use of open-source software, the risks associated with open-source usage may not be eliminated and may, if not properly addressed, result in unanticipated obligations that could harm our business.

Any dispute regarding our IP may require us to indemnify certain customers, the cost of which could severely harm our business.

In any potential dispute involving our patents or other IP, our customers could also become the target of litigation. While we generally do not indemnify our customers, some of our agreements provide for indemnification, and some require us to provide technical support and information to a customer that is involved in litigation involving use of our technology. In addition, we may be exposed to indemnification obligations, risks and liabilities that were unknown at the time that we acquired assets or businesses for our operations. Any of these indemnification and support obligations could result in substantial and material expenses. In addition to the time and expense required for us to indemnify or supply such support to our customers, a customer’s development, marketing and sales of licensed semiconductors, mobile communications and data security technologies could be severely disrupted or shut down as a result of litigation, which in turn could severely harm our business as a result of lower or no royalty payments.

We have been and in the future may be subject to incidents, disruptions or breaches of our information technology systems that could damage our reputation and our business, expose us to liability and materially and adversely affect our results of operations, potentially irreparably.

In conducting our business, we routinely collect and store sensitive data, including proprietary technology and information about our business and our customers, suppliers and business partners, including our customers’ proprietary chip design architecture information, personal information and sensitive information owned by our customers. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Increasingly, companies are subject to a wide variety of attacks on their networks and information technology infrastructure on an ongoing basis. Traditional computer “hackers,” malicious code (such as viruses, and worms), phishing attempts, employee theft or misuse, denial of service attacks, and sophisticated nation-state and nation-state supported actors engage in intrusions and attacks that create risks for our (and our third-party service providers’) products and services, internal networks, infrastructure, and cloud deployed products and the information each stores and processes (such products, services, networks, infrastructure, and cloud resources collectively “Resources”). Although we have implemented security measures to prevent such attacks, our Resources have been and may in the future be breached due to the actions of outside parties, employee error, malfeasance, a combination of these, or otherwise, and as a result, an unauthorized party may obtain access to our Resources. We have been (and our third-party service providers), and may in the future be, subject to such disruptions or security breaches of our secured network caused by caused by computer viruses, ransomware, supply chain attacks, illegal hacking, criminal fraud or impersonation, acts of vandalism or terrorism or actions or failure to act by our employees or other with access to our network. For example, in 2019 a customer paid an invoice to a fraudulent third party and such amount could not be recovered. Our security measures, those of our third-party service providers, or our customers may not timely detect or prevent such security breaches. The costs to us to reduce the risk of or alleviate cyber security breaches and vulnerabilities could be significant. Any type of security breach, attack, unauthorized access to or misuse of data, whether experienced by us or an associated third-party, could harm our reputation or deter existing or prospective customers from using our products and applications, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations, divert management focus away from other priorities, increase our risk of regulatory scrutiny, result in the imposition of penalties and fines under state, federal and foreign laws or by payment networks and adversely affect our continued payment network registration and financial institution sponsorship. We would also be exposed to a risk of loss or litigation and potential liability under laws, regulations and contracts that protect the privacy and security of personal information. For example, the California Consumer Privacy Act of 2018, or the CCPA, imposes a private right of action for security breaches that could lead to some form of remedy including regulatory scrutiny, fines, private right of action settlements, and other consequences. Where a security incident involves a breach of security leading to the accidental or unlawful destruction, loss, alternation, unauthorized disclosure of, or access to, personal data in respect of which we are a controller or processor under the GDPR or U.K. GDPR (as defined below), this could result in fines of up to €20.0 million or 4% of annual global turnover under the GDPR or £17.0 million and 4% of total annual revenue in the case of the U.K. GDPR. We may also be required to notify such breaches to regulators and/or individuals which may result in us incurring additional costs. Moreover, any such compromise of our information security or that of our third parties could result in the misappropriation or unauthorized publication or other exploitation of our confidential business or proprietary information or personal information or that of other parties with which we do business, an interruption in our operations, the unauthorized transfer of cash or other assets, the unauthorized release of customer or employee data or a violation of privacy or other laws. In addition, computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products, or that otherwise exploit any security vulnerabilities, and any such attack, if successful, could expose us to liability to customer claims. Any of the foregoing could irreparably damage our reputation and business, which could have a material adverse effect on our results of operations.

Further, notifications and follow-up actions related to a security incident could impact our reputation and cause us to incur significant costs, including legal expenses and remediation costs. To the extent that any disruption or security incident were to result in any loss, destruction, or alteration of, or damage or unauthorized access to, our data or other information that is processed or maintained on our behalf, or inappropriate disclosure of or dissemination of any such information, we could be exposed to litigation and governmental investigations, the further development and commercialization of our products could be delayed, and we could be subject to significant fines or penalties for any noncompliance with certain state, federal and/or international privacy and security laws.

Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption in or failure or security breach of our systems or third-party systems where information important to our business operations or commercial development is stored. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to a number of legal requirements, contractual obligations and industry standards regarding security, data protection and privacy and any failure to comply with these requirements, obligations or standards could harm our reputation and business. These include the GDPR and applicable United States federal, California and other jurisdictional privacy laws and regulations.

In the United States and other jurisdictions in which we operate, we are subject to various privacy, data protection and consumer protection laws and related regulations. If we are found to have breached any such laws or regulations in any such jurisdiction, we may be subject to enforcement actions that require us to change our business practices in a manner which may negatively impact our revenue, as well as expose us to litigation, fines, civil and/or criminal penalties and adverse publicity that could cause our customers to lose trust in us, negatively impacting our reputation and business in a manner that harms our financial position.

As part of our business, we collect information about individuals, also referred to as personal data, and other potentially sensitive and/or regulated data from our customers. Laws and regulations in the United States and around the world restrict how personal information is collected, processed, stored, used and disclosed, as well as set standards for its security, implement notice requirements regarding privacy practices, and provide individuals with certain rights regarding the use, disclosure and sale of their protected personal information.

In the United States, both the federal and various state governments have adopted or are considering, laws, or regulations for the collection, distribution, use and storage of information collected from or about individuals or their devices. A range of enforcement agencies exist at both the state and federal levels that can enforce these laws and regulations. These laws and regulations may apply to our activities, including, for example, state data breach notification laws, state personal data privacy laws, and federal and state consumer protection laws. For example, California enacted the California Consumer Privacy Act (“CCPA”) which became operative on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations which came into force on August 14, 2020. Additionally, although not effective until January 1, 2023, the California Privacy Rights Act, or the CPRA, which expands upon the CCPA, was passed on November 3, 2020. The CCPA requires (and the CPRA will require) covered companies to, among other things, provide new disclosures to California consumers, and affords such consumers new privacy rights such as the ability to opt-out of certain sales of personal information and expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for security breaches that may increase security breach litigation. Further, Virginia enacted the Virginia Consumer Data Protection Act, or the CDPA, another comprehensive state privacy law, that will also be effective January 1, 2023. The CCPA, CPRA, and CDPA may increase our compliance costs and potential liability, particularly in the event of a data breach, and could harm our business, including how we use personal information. A number of other proposals exist for new federal and state privacy legislation that, if passed, could increase our potential liability, increase our compliance costs and harm our business.

Several foreign jurisdictions, including the European Union (“EU”), have laws and regulations which are more restrictive in certain respects than those in the United States. For example, the EU General Data Protection Regulation (“GDPR”) includes stringent operational requirements for the use of personal data. The European regime also includes laws which, among other things, require EU member states to regulate marketing by electronic means and the use of cookies and similar technologies. The GDPR has resulted in, and will continue to result in, significant compliance burdens and costs for companies with customers and/or operations in the European Union. The GDPR, and national implementing legislation in each member state, impose a strict data protection compliance regime including: providing detailed disclosures about how personal data is collected and processed; demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), as well as enhancing current rights (e.g., data subject access requests); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; defining for the first time pseudonymized (i.e., key-coded) data; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. . If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations, and enforcement notices requiring us to change the way we use personal data or our marketing practices. For example, under the GDPR we may be subject to fines of up to €20 million or up to 4% of the total worldwide annual group turnover of the preceding financial year (whichever is higher) for major violations. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, and/ or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, reputational harm and a potential loss of business.

We are also subject to European Union rules with respect to cross-border transfers of personal data out of the European Economic Area (“EEA”) and the United Kingdom (“UK”). Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the UK to the United States. Most recently, on July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to US entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, and in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. These recent developments may require us to review and amend the legal mechanisms by which we make and/ or receive personal data transfers to/ in the U.S. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines.

Further, the exit of the UK from the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the UK. Specifically, the UK exited the EU on January 1, 2020, subject to a transition period that ended December 31, 2020. Under the post-Brexit Trade and Cooperation Agreement between the EU and the UK, the UK and EU have agreed that transfers of personal data to the UK from EEA member states will not be treated as ‘restricted transfers’ to a non-EEA country for a period of up to four months from January 1, 2021, plus a potential further two months extension (the “Extended Adequacy Assessment Period”). Although the current maximum duration of the Extended Adequacy Assessment Period is six months, it may end sooner, for example, in the event that the European Commission adopts an adequacy decision in respect of the UK, or the UK amends the UK GDPR and/or makes certain changes regarding data transfers under the UK GDPR/Data Protection Act 2018 without the consent of the EU (unless those amendments or decisions are made simply to keep relevant UK laws aligned with the EU’s data protection regime). If the European Commission does not adopt an ‘adequacy decision’ in respect of the UK prior to the expiry of the Extended Adequacy Assessment Period, from that point onwards the UK will be an ‘inadequate third country’ under the GDPR and transfers of personal data from the EEA to the UK will require a ‘transfer mechanism’ such as the Standard Contractual Clauses.

Restrictions on the collection, use, sharing or disclosure of personal information or additional requirements and liability for security and data integrity could require us to modify our solutions and features, possibly in a material manner, could limit our ability to develop new products and features and could subject us to increased compliance obligations and regulatory scrutiny.

Although we make reasonable efforts to comply with all applicable data protection laws and regulations, our interpretations and such measures may have been or may prove to be insufficient or incorrect. Any failure to comply with any data protection laws and/or regulations that results in a data security breach could require notifications to data subjects and/or owners under federal, state and/or international data breach notification laws and regulations. The effects of any applicable U.S. state, U.S. federal and international laws and regulations that are currently in effect or that may go into effect in the future, are significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such laws and regulations. Allegations of non-compliance, whether or not true, could be costly, time consuming, distracting to management, and cause reputational harm. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with one another or inconsistent with our existing data management practices or the features of our products and services. Any actual or perceived failure to comply with these and other data protection and privacy laws and regulations could result in regulatory scrutiny and increased exposure to the risk of litigation or the imposition of consent orders, resolution agreements, requirements to take particular actions with respect to training, policies or other activities, and civil and criminal penalties, including fines, which could harm our business. In addition, we or our third-party service providers could be required to fundamentally change our business activities and practices or modify our products and services, which could harm our or our third-party service providers’ business. Any of the foregoing could result in additional cost and liability to us, damage our reputation, inhibit sales, and harm our business.

Risks Related to Legal, Regulatory, Accounting and Tax Matters

Our failure to comply with the large body of laws and regulations to which we are subject could materially harm our business.

We are subject to regulation by various governmental agencies in the United States and other jurisdictions in which we operate. These laws and regulations (and the government agency responsible for their enforcement in the United States) cover: radio frequency emission regulatory activities (Federal Communications Commission); anti-trust regulatory activities (Federal Trade Commission and Department of Justice); consumer protection laws (Federal Trade Commission); import/export regulatory activities (Department of Commerce); product safety regulatory activities (Consumer Products Safety Commission); worker safety (Occupational Safety and Health Administration); environmental protection (Environmental Protection Agency and similar state and local agencies); employment matters (Equal Employment Opportunity Commission); and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. In certain jurisdictions, regulatory requirements in one or more of these areas may be more stringent than in the United States.

In the area of employment matters, we are subject to a variety of federal, state and foreign employment and labor laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the WARN Act and other regulations related to working conditions, wage and hour pay, overtime pay, employee benefits, anti-discrimination, and termination of employment. We are subject to local employment statutes and regulations in other jurisdictions. Noncompliance with any of these applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, fines, damages, penalties, or injunctions. In certain instances, former employees have brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay damages, attorneys’ fees and costs. These enforcement actions could harm our reputation and business. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business could be harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.

Our failure to comply with the Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable anti-money laundering laws could subject us to penalties and other adverse consequences.

We have extensive international operations and a substantial portion of our business is conducted outside of the United States. Our operations are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, as well as the anti-corruption, anti-bribery, and anti-money laundering laws in the countries where we do business. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, or offering, soliciting, or accepting, directly or indirectly, improper payments or other benefits to or from any person whether in the public or private sector. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions, and to have an adequate system of internal accounting controls. As we increase our international sales and business, our risks under these laws may increase.

Though we maintain policies, internal controls and other measures reasonably designed to promote compliance with applicable anticorruption, anti-bribery laws, and anti-money laundering laws and regulations, our employees or agents may nevertheless engage in improper conduct for which we might be held responsible. Any violations of these laws, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may harm our business. In addition, our reputation, our revenue or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of any of these laws and regulations.

We are subject to government regulation, including import, export and economic sanctions laws and regulations that may expose us to liability and increase our costs.

Certain of our products, including our IP interconnect and other solutions and technology are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations (“EAR”) and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. These regulations may limit the export of our products and technology, and provision of our services outside of the United States, or may require export authorizations, including by license, a license exception, or other appropriate government authorizations and conditions, including annual or semi-annual reporting. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons, and entities. In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, re-exportation, and importation of our products and technology and the provision of services, including by our partners, must comply with these laws or else we may be adversely affected through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products and technology. Complying with export control and sanctions laws may be time-consuming and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products and technology from being provided in violation of such laws, our products and technology have previously been, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or sanctions policies may adversely impact our operations, delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products and technology to certain countries, regions, governments, persons, or entities altogether, which could harm our business.

We will lose sales if we are unable to obtain government authorization to export certain of our products, and we will be subject to legal and regulatory consequences if we do not comply with applicable export control laws and regulations.

Exports of certain of our IP interconnect and other solutions are subject to export controls imposed by the U.S. government and administered by the U.S. Departments of State and Commerce. In certain instances, these regulations may require pre-shipment authorization from the administering department. For products subject to the EAR, administered by the Department of Commerce’s Bureau of Industry and Security, the requirement for a license is dependent on the type and end use of the product, the final destination, the identity of the end user and whether a license exception might apply. Certain of our solutions are subject to EAR. Obtaining export licenses can be difficult, costly and time-consuming and we may not always be successful in obtaining necessary export licenses, and our failure to obtain required import or export approval for our products or limitations on our ability to export or sell our products imposed by these laws may harm our international and domestic revenue. Noncompliance with these laws could have negative consequences, including government investigations, penalties and reputational harm. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position.

We derived 45.1%, and 31.2% of our revenue in 2019 and 2020, respectively, from parties that are currently subject to the Entity List of the EAR (a list of entities to which the transfer of EAR-controlled technology or software is generally prohibited absent a U.S. export license), including HiSilicon Technologies Co., Ltd. (“HiSilicon”), Chongxin Bada Technology Development Co., Ltd. (“Bada”), and SZ DJI Technology Co., Ltd. Current and future business with these entities may be limited in scope or suspended entirely in order to comply with the EAR and as a result, our revenue could be adversely impacted.

Regulatory changes concerning the export classification of our products, changes to the applicability of the EAR to certain product offerings, or the addition of new entities to the restricted party lists can further increase the scope of export restrictions applicable to our business. Failure to obtain export licenses for our products or having one or more of our customers be restricted from receiving exports from us could significantly reduce our revenue and harm our business.

In addition, the U.S. federal government has increased its Entity List materially in recent years, which affects the range and number of Chinese customers available to license our products and technology. This raises an additional risk that China may enact retaliatory legislation or regulations that may raise similar adverse risks.

In March 2021, we submitted an initial voluntary self-disclosure to the Bureau of Industry and Security (“BIS”), noting potential violations of the EAR. In the initial voluntary self-disclosure, we explained that with the assistance of outside counsel we are conducting a review of the potential violations of the EAR and would submit to BIS a final voluntary self-disclosure report following that review. The full supplemental disclosure will cover discrete transactions with two customers. The first customer is Bada, an existing customer to which we provided EAR-regulated know-how after BIS added Bada to the Entity List and without authorization under the EAR. We no longer have a relationship with or support this customer. The second customer is HiSilicon. We entered into a contract with, and provided products to, HiSilicon the same week that BIS added HiSilicon to the Entity List. This may have resulted in an inadvertent violation of the EAR due to the timing of the Entity List restrictions. While we currently maintain a business relationship with HiSilicon, we no longer provide it with products or ongoing support. We have taken and continue to take remedial measures to help prevent similar situations from occurring in the future and will submit a full supplemental disclosure to BIS within the allotted time period provided in the EAR.

We face risks associated with doing business in China.

We derived 54.3%, and 44.9% of our revenue in 2019 and 2020, respectively, from customers located in China. As a result, the economic, political, legal and social conditions in China could harm our business. In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. Various factors may in the future cause the Chinese government to impose controls on credit or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products. In addition, the legal system in China has inherent uncertainties that may limit the legal protections available in the event of any claims or disputes that we have with third parties, including our ability to protect the IP we develop in China or elsewhere. As China’s legal system is still evolving, the interpretation of many laws, regulations and rules is not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the remedies available in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Some of the other risks related to doing business in China include:

∎	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

∎	Restrictions on currency exchange may limit our ability to receive, transfer and use our cash effectively.

∎	Increased uncertainties related to the enforcement of IP rights.

∎	Increased uncertainties relating to Chinese regulation of exports of products and technology to and from China.

∎	Increased and rapidly changing export and related trade regulations and restrictions imposed by U.S. and Chinese legislation, executive actions and regulations.

∎	Difficulty of travel to and from China (and to and from United States) arising from or related to the COVID-19 pandemic or any future pandemic.

∎

The Chinese government may favor its local businesses and make it more difficult for foreign businesses to operate in China on an equal footing, or create generally difficult conditions for foreign headquartered businesses to operate.

∎	Increased uncertainties related to the enforcement of contracts with certain parties.

∎	More restrictive rules on foreign investment could adversely affect our ability to expand our operations in China.

As a result of our growing operations in China, these risks could harm our business.

Further, on June 3, 2021, the President issued Executive Order 14032 (Addressing the Threat from Securities Investments that Finance Certain Companies of the People’s Republic of China) targeting entities that are deemed part of the Chinese military-industrial complex. The executive order, and the subsequent Office of Foreign Assets Control additions to its Non-SDN Chinese Military-Industrial Complex Companies List, include one or more entities that have indirectly invested in us. Among other things, this executive order prohibits the purchase or sale of any publicly traded securities of a designated entity. We do not expect that this executive order will impact us; however, further government escalation of restrictions related to Chinese investors and dealings in securities could harm certain shareholders.

We conduct certain of our operations by means of a joint venture arrangement with a Chinese entity. If the Chinese government determines that this arrangement does not comply with applicable regulations, our business could be adversely affected. If the PRC regulatory agencies determine that the agreements that establish the structure and relationship for our operations in China do not comply with PRC regulatory restrictions on foreign investment, we could be subject to severe penalties. In addition, changes in such Chinese laws and regulations may materially and adversely affect our business.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including, but not limited to, the laws, rules and regulations governing the validity and enforcement of the joint venture arrangement between China Fortune Tech Capital, LLP (“CFTC”) and us. Although we believe, based on our understanding of the current PRC laws, rules and regulations, the structure for our operations based in China complies with all applicable PRC laws, rules and regulations and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not determine that such joint venture arrangement does not violate PRC laws, rules or regulations. If the PRC regulatory authorities determine that our joint venture arrangement with CFTC is in violation of applicable PRC laws, rules or regulations, such joint venture arrangement may become invalid or unenforceable, which will substantially affect our operations adversely.

The Chinese government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted by relevant governmental agencies may be revoked at a later time by other regulatory agencies. We cannot predict the effect of the interpretation of existing or new Chinese laws or regulations on our business. Any of these or similar actions could significantly disrupt our operations or restrict us from conducting a substantial portion of our operations, which could materially and adversely affect our business, financial condition and results of operations.

We could be subject to changes in tax rates or the adoption of new tax legislation, whether in or out of the United States, or could otherwise have exposure to additional tax liabilities, which could harm our business.

As a multinational business, we are subject to income and other taxes in both the United States and various foreign jurisdictions. Changes to tax laws or regulations in the jurisdictions in which we operate, or in the interpretation of such laws or regulations, could, significantly increase our effective tax rate and reduce our cash flow from operating activities, and otherwise have a material adverse effect on our financial condition. In addition, other factors or events, including business combinations and investment transactions, changes in the valuation of our deferred tax assets and liabilities, adjustments to taxes upon finalization of various tax returns or as a result of deficiencies asserted by taxing authorities, increases in expenses not deductible for tax purposes, changes in available tax credits, changes in transfer pricing methodologies, other changes in the apportionment of our income and other activities among tax jurisdictions, and changes in tax rates, could also increase our effective tax rate.

Our tax filings are subject to review or audit by the U.S. Internal Revenue Service (the “IRS”) and state, local and foreign taxing authorities. We may also be liable for taxes in connection with businesses we acquire. Our determinations are not binding on the IRS or any other taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes because of an audit could harm our business.

Further changes in the tax laws of foreign jurisdictions could arise, in particular, as a result of the base erosion and profit shifting project that was undertaken by the Organization for Economic Co-operation and Development (the OECD”). The OECD, which represents a coalition of member countries, recommended changes to numerous long-standing tax principles. These changes, if adopted, could increase tax uncertainty and may adversely affect our provision for income taxes and increase our tax liabilities.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a cumulative change of more than 50 percentage points (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change net operating loss (“NOL”) carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. We may have experienced ownership changes in the past and may experience additional ownership changes in the future, including in connection with this offering or as a result of subsequent changes in our stock ownership, some of which are outside our control. Accordingly, we may not be able to utilize a material portion of our NOL carryforwards, even if we achieve profitability.

The requirements of being a public company require significant resources and management attention and affect our ability to attract and retain executive management and qualified board members.

As a public company following this offering, we will incur increased legal, accounting, compliance and other expenses that we did not previously incur as a private company. We will be subject to the Exchange Act, including the reporting requirements thereunder, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules and other applicable securities rules and regulations. These rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, which will divert their attention away from our core business operations and revenue-producing activities. Moreover, compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an ‘‘emerging growth company.’’ Further, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which in turn could require us to incur substantially higher costs to obtain the same or similar coverage or accept reduced policy limits and coverage, which, if we accept such reduced policy limits and coverage, could make it more difficult for us to attract and retain qualified individuals to serve on our board of directors and as our executive officers. In addition, prior to this offering, we have not been required to comply with SEC requirements to have our financial statements completed and reviewed or audited within a specified time and, as such, we may experience difficulty in meeting the applicable reporting requirements under the Exchange Act. Any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and reduce the trading price of our common stock.

We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. In addition, if we fail to comply with these rules and regulations, we could be subject to a number of penalties, including the delisting of our common stock, fines, sanctions or other regulatory action or civil litigation.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Our disclosure controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers, and we continue to evaluate how to improve controls. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business and could cause a decline in the trading price of our common stock.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we could remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of the closing of this offering. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to:

∎	not being required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

∎

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

∎	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden-parachutes”; and

∎

not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, as an emerging growth company, we are only permitted to provide two years of audited financial statements and two years of selected financial data (in addition to any required interim financial statements and selected financial data) in this prospectus, and to present correspondingly reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have elected to take advantage of this reduced disclosure obligation and certain of the other exemptions described above in the registration statement of which this prospectus is a part and may elect to take advantage of these and other reduced reporting requirements in the future. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests. In addition, the JOBS Act permits emerging growth companies to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies. We cannot predict whether investors will find our common stock less attractive because of our reliance on these exemptions. If some investors do find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be reduced or become more volatile.

We will remain an emerging growth company, and will be able to take advantage of the foregoing exemptions, until the last day of our fiscal year following the fifth anniversary of the closing of this offering or such earlier time that we otherwise cease to be an emerging growth company, which will occur upon the earliest of (i) the last day of the first fiscal year in which our annual gross revenue are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which will occur as of the end of any fiscal year in which (x) the market value of our common equity held by non-affiliates is $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) we have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (z) we have filed at least one annual report pursuant to the Exchange Act.

Risks Related to this Offering and Ownership of Our Common Stock

There has been no prior public market for our common stock, and an active trading market may never develop or be sustained.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market following the closing of this offering. Although we intend to apply to have our common stock listed on the Nasdaq exchange, an active trading market for our common stock may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for our common stock, or at all. An inactive trading market may also impair our ability to raise capital by selling shares of our common stock and enter into strategic partnerships or acquire other complementary products, technologies or businesses by using shares of our common stock as consideration. Furthermore, although we intend to apply to have our common stock listed on the Nasdaq exchange, even if listed, there can be no guarantee that we will continue to satisfy the continued listing standards of the Nasdaq exchange. If we fail to satisfy the continued listing standards, we could be de-listed, which would negatively impact the value and liquidity of your investment.

Our stock price may be volatile, and investors in our common stock may not be able to resell shares of our common stock at or above the price paid, or at all.

If you purchase shares of common stock in this offering, you may not be able to resell those shares at or above the public offering price, or at all. The trading price of our common stock following this offering could be volatile and subject to wide fluctuations in response to various factors, many of which are beyond our control, including, but not limited to:

∎	variations in our actual or anticipated annual or quarterly operating results or those of others in our industry;

∎	the potential effects arising if U.S. inflationary and/or currency devaluation trends appear or increase;

∎	results of operations that otherwise fail to meet the expectations of securities analysts and investors;

∎

changes in earnings estimates or recommendations by securities analysts, or other changes in investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

∎	market conditions in the semiconductor industry;

∎	publications, reports or other media exposure of our products or those of others in our industry, or of our industry generally;

∎

announcements by us or others in our industry, or by our or their respective suppliers, distributors or other business partners, regarding, among other things, significant contracts, price reductions, capital commitments or other business developments, the entry into or termination of strategic transactions or relationships, securities offerings or other financing initiatives, and public reaction thereto;

∎	additions or departures of key management personnel;

∎	regulatory actions involving us or others in our industry, or actual or anticipated changes in applicable government regulations or enforcement thereof;

∎	the development and sustainability of an active trading market for our common stock;

∎	sales, or anticipated sales, of large blocks of our common stock;

∎	general economic and securities market conditions; and

∎	other factors discussed in this “Risk Factors” section and elsewhere in this prospectus.

Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following the closing of this offering. These and other factors may cause the market price and demand for our common stock to fluctuate significantly, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our core business operations.

If equity research analysts or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock, should one develop, will be influenced by the research and reports that industry or equity research analysts publish about us or our business. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If no or few securities or industry analysts commence coverage of us, the trading price for our common stock will be negatively impacted. In the event we do obtain industry or equity research analyst coverage, we will not have any control over the analysts’ content and opinions included in their reports. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, financial performance, stock price or otherwise, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

New investors in our common stock will experience immediate and substantial dilution in book value after this offering.

You will suffer immediate and substantial dilution with respect to the common stock you purchase in this offering. The initial public offering price is expected to be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $         per share, representing the difference between the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and the pro forma as adjusted net tangible book value per share of our common stock as of June 30, 2021. For additional information on the dilution you may experience as a result of investing in this offering, see “Dilution.” To the extent outstanding options or RSUs for our common stock are exercised, investors purchasing our common stock in this offering will experience further dilution.

Future sales of shares by our stockholders could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that such sales may occur, could reduce the market price of our common stock. Immediately after this offering, we will have outstanding                  shares of common stock, based on the number of shares of our common stock outstanding as of June 30, 2021, after giving effect to the conversion of our outstanding preferred stock into common stock immediately prior to this offering and the number of shares sold in this offering (assuming no exercise of the underwriters’ option to purchase additional shares). This includes the shares we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares,                  shares are currently restricted as a result of securities laws or lock-up agreements (which may be waived, in whole or in part, with or without notice, by                 ) but will become eligible to be sold at various times beginning 180 days after the date of this prospectus, unless held by one of our affiliates, in which case the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”). Moreover, after this offering, holders of an aggregate of                  shares of our common stock will have rights, subject to certain conditions and limitations, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders, until such rights terminate pursuant to the terms of our Registration Rights Agreement, as described elsewhere in this prospectus under the heading “Description of Capital Stock—Registration Rights.” We also intend to register all shares of common stock that we may issue under equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. As these restrictions on resale end, the market price of our common stock could drop significantly if the holders of those shares sell them or are perceived by the market as intending to sell them. These declines in our stock price could occur even if our business is otherwise doing well and, as a result, you may lose all or a part of your investment.

Our principal stockholder Ventech Capital F, which is affiliated with our director Christian Claussen, and K. Charles Janac, our President, Chief Executive Officer and Chairman, beneficially own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, as of June 30, 2021, Ventech Capital F, which is affiliated with our director Christian Claussen, and K. Charles Janac, our President, Chief Executive Officer and Chairman, held approximately         % and         %, respectively, of our outstanding voting stock and, upon the closing of this offering, such holders will hold approximately         % and         %, respectively, of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options or RSUs and without taking into account any shares purchased in this offering). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. While there is no voting agreement or other arrangement between the stockholders, if they vote together they may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise could dilute the ownership and voting power of our other stockholders.

After this offering, we will have                  shares of common stock authorized but unissued, based on the number of shares of our common stock outstanding as of June 30, 2021, after giving effect to the conversion of our outstanding preferred stock into common stock immediately prior to this offer and the number of shares sold in this offering (assuming no exercise of the underwriters’ option to purchase additional shares). In addition, our Post-IPO Certificate of Incorporation will authorize us to issue up to                  shares of preferred stock with such rights and preferences as may be determined by our board of directors. Our Post-IPO Certificate of Incorporation will authorize us to issue shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock from time to time, for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with a financing, an acquisition, an investment, our stock incentive plans or otherwise. Such additional shares of our common stock or such other securities may be issued at a discount to the market price of our common stock at the time of issuance. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. As discussed below, the potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock. Any issuance of such securities could result in substantial dilution to our existing stockholders and cause the market price of shares of our common stock to decline.

We do not expect to declare or pay any dividends on our common stock for the foreseeable future.

We do not intend to pay cash dividends on our common stock for the foreseeable future. Consequently, investors must rely on sales of their shares of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking dividends should not purchase shares of our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and subject to, among other things, our compliance with applicable law, and depending on, among other things, our business prospects, financial condition, results of operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, the terms of any preferred equity securities we may issue in the future, covenants in the agreements governing our current and future indebtedness, other contractual restrictions, industry trends, the provisions of the Delaware General Corporation Law (the “DGCL”) affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant. Furthermore, because we are a holding company, our ability to pay dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect wholly owned subsidiaries, which may be similarly impacted by, among other things, the terms of any preferred equity securities these subsidiaries may issue in the future, debt agreements, other contractual restrictions and provisions of applicable law. See “Dividend Policy.”

Management may apply our net proceeds from this offering to uses that do not increase our market value or improve our operating results.

Our management will have broad discretion in the application of the net proceeds from this offering and could use these proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use our net proceeds from this offering for general corporate purposes, as set forth under “Use of Proceeds.” We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies, though we do not have any agreements or commitments for any significant acquisitions or investments at this time. We have not reserved or allocated our net proceeds for any specific purpose, and we cannot state with certainty how our management will use our net proceeds. Accordingly, our management will have considerable discretion in applying our net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. We may use our net proceeds for purposes that do not result in any improvement in our results of operations or increase the market value of our common stock. The failure by our management to apply the net proceeds from this offering effectively could impair our growth prospects and result in financial losses that could harm our business and cause the price of our common stock to decline. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value.

Provisions in our Post-IPO Certificate of Incorporation and Post-IPO Bylaws and under the DGCL contain antitakeover provisions that could prevent or discourage a takeover.

Provisions in our Post-IPO Certificate of Incorporation and our Post-IPO Bylaws, which will become effective immediately prior to the closing of this offering, may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

∎	a classified board of directors with three-year staggered terms, which may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management;

∎	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

∎

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;

∎

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

∎	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

∎

the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to amend or repeal our bylaws or amend the provisions of our Post-IPO Certificate of Incorporation regarding the election and removal of directors;

∎	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

∎

the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors or a majority of our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take action, including the removal of directors; and

∎

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at an annual meeting or special meeting of stockholders, which may discourage or delay a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us until the next stockholder meeting or at all.

In addition, we are subject to Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless such transaction is approved in a prescribed manner. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock.

Any provision of our Post-IPO Certificate of Incorporation, Post-IPO Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Our Post-IPO Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Post-IPO Certificate of Incorporation that will become effective immediately prior to the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”) will be the exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or stockholders to us or our stockholders; (3) any action asserting a claim against us, any director or our officers and employees arising pursuant to any provision of the DGCL, our Post-IPO Certificate of Incorporation or our Post-IPO Bylaws, or as to which the DGCL confers exclusive jurisdiction on the Delaware Court of Chancery; or (4) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Delaware Court of Chancery dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our Post-IPO Certificate of

Incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our Post-IPO Certificate of Incorporation described above.

We believe these provisions benefit us by providing increased consistency in the application of the DGCL by chancellors particularly experienced in resolving corporate disputes and in the application of the Securities Act by federal judges, as applicable, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees or agents, which may discourage such lawsuits against us and our directors, officers and other employees and agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Post-IPO Certificate of Incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in our Post-IPO Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business.

General Risk Factors

Actions of stockholders could cause us to incur substantial costs, divert management’s attention and resources and have an adverse effect on our business.

As a public company, we may, from time to time, be subject to proposals and other requests from stockholders urging us to take certain corporate actions, including proposals seeking to influence our corporate policies or effect a change in our management. In the event of such stockholder proposals, particularly with respect to matters which our management and board of directors, in exercising their fiduciary duties, disagree with or have determined not to pursue, our business could be harmed because responding to actions and requests of stockholders can be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Additionally, perceived uncertainties as to our future direction may result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel, business partners and customers.

Litigation, including securities class action litigation, may impair our reputation and lead us to incur significant costs.

From time to time, we may be party to various lawsuits and claims arising in the normal course of business, which may include lawsuits or claims relating to contracts, third-party contractors, IP, employment matters or other aspects of our business. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against companies that experienced such volatility. Litigation, if instituted against us, whether or not valid and regardless of outcome, could result in substantial costs, reputational harm and a diversion of our management’s attention and resources. In addition, we may be required to pay damage awards or settlements or become subject to injunctions or other equitable remedies, which could harm our business. The outcome of litigation is often difficult to predict, and any litigation may harm our business.

Although we have various insurance policies in place, the potential liabilities associated with litigation matters now or that could arise in the future, could be excluded from coverage or, if covered, could exceed the coverage provided by such policies. In addition, insurance carriers may seek to rescind or deny coverage with respect to any claim or lawsuit. If we do not have sufficient coverage under our policies, or if coverage is denied, we may be required to make material payments to settle litigation or satisfy any judgment. Any of these consequences could harm our business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the offering, liquidity, growth and profitability strategies and factors and trends affecting our business are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions.

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the factors set forth under “Risk Factors.” Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional shares of our common stock in full), based upon the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies; however, we do not have any agreements or commitments for any significant acquisitions or investments at this time.

As of the date of this prospectus, we cannot estimate with certainty the amount of net proceeds to be used for any of the purposes described in the foregoing paragraph. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of the net proceeds from this offering designated for general corporate purposes. Pending any use of the net proceeds from this offering as described above, we intend to invest such proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return for us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) the net cash proceeds that we receive from this offering by approximately $         million, assuming the shares of our common stock offered by this prospectus are sold at the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and the repayment of outstanding debt and, therefore, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

Our ability to pay dividends is restricted under our term loan with Western Alliance Bank entered into in 2018 and may also be restricted by the terms of any credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We do not expect to pay any dividends on our common stock for the foreseeable future.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021, as follows:

∎	on an actual basis;

∎

on a pro forma basis to give effect to (i) the Automatic Conversion and (ii) the filing and effectiveness of our Post-IPO Certificate of Incorporation immediately prior to the closing of this offering, in each case as if such event had occurred on June 30, 2021; and

∎

on a pro forma as adjusted basis to give effect to (i) the adjustments described in the preceding paragraph and (ii) our issuance and sale of                 shares of common stock in this offering at an assumed initial public offering price of $                 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus, as well as the “Use of Proceeds,” “Unaudited Pro Forma Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

AS OF JUNE 30, 2021
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED (1)
(unaudited)
(in thousands, except share and per share data)
Cash	$	$	$

Debt:
Term loan	$	$	$
Revolving line of credit
Redeemable convertible preferred stock:

Redeemable convertible preferred stock, par value $0.001 per share; shares authorized;                  shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted

Equity:
Preferred stock, par value $ per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted

Common stock, par value $         per share;                  shares authorized, issued and outstanding, actual;                  shares authorized,                  shares issued and outstanding pro forma;                  shares authorized,                  shares issued and outstanding pro forma as adjusted

Additional paid-in capital
Accumulated deficit

Accumulated other comprehensive loss

Total stockholders’ equity (deficit)

Total capitalization	$	$	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the shares of our common stock offered by this prospectus are sold at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding on a pro forma and a pro forma as adjusted basis in the table above is based on                shares of common stock outstanding as of June 30, 2021, and gives effect to the Automatic Conversion. This number excludes:

∎	shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2021, having a weighted-average exercise price of $ per share;

∎	shares of common stock subject to the settlement of RSUs outstanding as of June 30, 2021;

∎	shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2021, with a weighted-average exercise price of $ per share;

∎

                shares of common stock reserved for future issuance under our 2021 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2021 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as more fully described in “Executive and Director Compensation—Equity Compensation—2021 Incentive Award Plan”; and

∎

                shares of common stock reserved for future issuance under our ESPP, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as more fully described in “Executive and Director Compensation—Equity Compensation—Employee Stock Purchase Plan”.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. As of June 30, 2021, we had a historical net tangible book value of $            million, or $            per share of common stock. Our historical net tangible book value represents total tangible assets less total liabilities, all divided by the number of shares of common stock outstanding as of June 30, 2021.

Our pro forma net tangible book value as of June 30, 2021 was $            million, or $            per share. Pro forma net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock outstanding as of June 30, 2021, after giving effect to (i) the Automatic Conversion and (ii) the filing and effectiveness of our Post-IPO Certificate of Incorporation immediately prior to the closing this offering, as if such events had occurred on June 30, 2021.

After giving further effect to our issuance and sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $            million, or $            per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $            per share to new investors purchasing shares of our common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the estimated offering price that a new investor will pay for a share of common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2021	$
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of June 30, 2021 before this offering

Increase in pro forma as adjusted net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $            , and dilution per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $            , and the dilution per share to new investors by approximately $            , assuming that the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share after the offering would be $            , the increase (decrease) in pro forma as adjusted net tangible book value per share attributable to new investors would be $             and the dilution per share to new investors would be $            , in each case assuming an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2021, on the pro forma as adjusted basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors. The calculation below is based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, new investors purchasing shares of common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	SHARES PURCHASED			TOTAL CONSIDERATION			AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing stockholders			%	$		%	$
New investors

Total		100%			$100%

The dilution information discussed above is illustrative only and will depend on the actual initial public offering price, the number of shares we sell and other terms of this offering that will be determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and the average price per share paid by new investors by $            million and $             per share, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) the total consideration paid by new investors and the average price per share paid by new investors by $            million and $            per share, respectively.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares of our common stock in full:

∎	the percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

∎	the number of shares held by new investors will increase to approximately % of the total number of shares of our common stock outstanding after this offering.

Except as otherwise indicated, the discussion and the tables above are based on the number of shares outstanding as of June 30, 2021, and gives effect to (i) the Automatic Conversion and (ii) the filing and effectiveness of our Post-IPO Certificate of Incorporation immediately prior to the closing this offering, and excludes:

∎	shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2021, having a weighted-average exercise price of $ per share;

∎	shares of common stock subject to the settlement of RSUs outstanding as of June 30, 2021;

∎	shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2021, with a weighted-average exercise price of $ per share;

∎

            shares of common stock reserved for future issuance under our 2021 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2021 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as more fully described in “Executive and Director Compensation—Equity Compensation—2021 Incentive Award Plan”; and

∎

            shares of common stock reserved for future issuance under our ESPP, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as more fully described in “Executive and Director Compensation—Equity Compensation—Employee Stock Purchase Plan”.

∎	To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to new investors.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION FOR MAGILLEM

On September 29, 2020, Arteris IP SAS, a wholly owned subsidiary of Arteris, Inc. (“Arteris” or the “Company”), entered into an asset purchase agreement with Magillem Design Services SA (“Magillem”) to purchase substantially all of the assets and assume certain liabilities of Magillem for $5.0 million of cash payments, up to $1.0 million of contingent payments if specified milestones are achieved and up to a further $2.0 million cash payments subject to any indemnity claims (“Acquisition”). The Acquisition was completed on November 30, 2020.

The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma combined financial information does not include an unaudited pro forma combined balance sheet as of December 31, 2020 as the Acquisition was consummated on November 30, 2020 and is reflected in our historical audited consolidated balance sheet as of December 31, 2020, included elsewhere in this prospectus.

The unaudited pro forma combined statement of income (loss) for the year ended December 31, 2020, is derived from the historical consolidated statement of income (loss) of the Company for the year ended December 31, 2020 and the historical statement of operations of Magillem for the period of January 1, 2020 through November 30, 2020, and gives effect to the Acquisition as if it had occurred on January 1, 2020. Magillem has a fiscal year end of June 30, and as such, the period presented was derived by subtracting the activities for the first six months of the fiscal year ended June 30, 2020 from Magillem’s historical statement of operations from the twelve month period ended June 30, 2020 and adding the activities of the five month period ended November 30, 2020.

The unaudited pro forma combined financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the unaudited pro forma combined financial information. The unaudited pro forma combined financial information has been adjusted to depict the accounting for the transaction (“Transaction Accounting Adjustments”), which reflect the application of the accounting required by generally accepted accounting principles in the United States of America (“GAAP”), linking the effects of the Acquisition to the Company’s historical consolidated financial statements. The Company has elected not to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”) and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma combined financial information.

The unaudited pro forma combined financial information is for illustrative and informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Acquisition had been completed as of the dates set forth above, nor is it indicative of the future consolidated results of operations of the Company. Further, pro forma adjustments represent management’s best estimates based on information available as of the date of this prospectus and are subject to change as additional information becomes available.

The unaudited pro forma combined financial information should be read together with “Use of Proceeds,” “Capitalization,” “Dilution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and the historical audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Arteris, Inc. and Subsidiaries

Unaudited Pro Forma Statement of Income (Loss)

For the Year Ended December 31, 2020

(In thousands, except share and per share data)

	HISTORICAL ARTERIS INC.	HISTORICAL MAGILLEM DESIGN SERVICES SA (NOTE 2)	TRANSACTION ACCOUNTING ADJUSTMENTS		PRO FORMA COMBINED
Licensing, support and maintenance	$27,408	$8,640	$(726	) (a)	$35,322
Variable royalties and other	4,404	—	—		4,404

Total revenue	$31,812	$8,640	$(726)		$39,726
Cost of revenue	$1,491	$3,204	$—		$4,695

Gross profit	$30,321	$5,436	$(726)		$35,031
Operating expenses:
Research and development	17,020	4,250	312	(b)	21,582
Sales and marketing	9,749	850	126	(b)	10,725
General and administrative	7,329	255	288	(c)	7,872

Total operating expenses	34,098	5,355	726		40,179

Loss from operations	(3,777)	81	(1,452)		(5,148)
Gain on extinguishment of debt	1,593	—	—		1,593
Interest and other expense, net	(50)	161	—		111

Loss before provision for (benefit from) income taxes	(2,234)	242	(1,452)		(3,444)
Provision for (benefit from) income taxes	1,026	(14)	—		1,012

Net (loss) income	$(3,260)	$256	$(1,452)		$(4,456)

Net loss per share, basic and diluted	$(0.19)				$(0.25)
Weighted average shares used to compute net loss per share, basic and diluted	17,577,846				17,577,846

The accompanying notes are an integral part of this unaudited pro forma combined statement of operations.

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME (LOSS)

1. Description of Transaction and Basis of Presentation

The unaudited pro forma combined financial information was prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and presents the pro forma results of operations of the Company based upon the historical financial information after giving effect to the Acquisition set forth in the notes to the unaudited pro forma combined financial information.

The unaudited pro forma combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the consolidated company may achieve as a result of the Acquisition.

The unaudited pro forma combined statement of income (loss) for the year ended December 31, 2020, is derived from the historical consolidated statement of income (loss) of the Company for the year ended December 31, 2020 and historical statement of operations of Magillem for the period from January 1, 2020 through November 30, 2020, and gives effect to the Acquisition as if it had occurred on January 1, 2020. Magillem has a fiscal year end of June 30, and as such, the period presented was derived by subtracting the activities for the first six months of the fiscal year ended June 30, 2020 from Magillem’s historical statement of operations from the twelve month period ended June 30, 2020 and adding the activities of the five month period ended November 30, 2020.

We have not reflected any estimated tax impact related to the Transaction Accounting Adjustments in the unaudited pro forma combined statement of operations for the year ended December 31, 2020, because it maintains a full valuation allowance against deferred tax assets. The realizability of such deferred tax assets was not impacted by the Acquisition.

Acquisition

On November 30, 2020, Arteris IP SAS, a wholly owned subsidiary of the Company, consummated the asset purchase agreement dated September 29, 2020 with Magillem to purchase substantially all of the assets and liabilities of Magillem for $5.0 million of cash payments, up to $1.0 million of contingent cash payments if specified milestones are achieved and up to a further $2.0 million cash payments subject to any indemnity claims. The Acquisition was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, Business Combinations. Under the acquisition method of accounting, Arteris IP SAS was the acquirer for accounting purposes.

2. Adjustments to Historical Financial Information of Magillem

The historical financial information of Magillem was presented in Euro. The historical financial information was translated from Euro to U.S. dollars using the average exchange rate for the 11 months ended November 30, 2020 of $1:1.134303.

3. Adjustments to Unaudited Pro Forma Consolidated Statement of Income (Loss)

Transaction Accounting Adjustments include the following adjustments related to the unaudited pro forma combined statement of income (loss) for the year ended December 31, 2020, as follows:

(a)

Reflects the incremental amortization of deferred revenue fair value adjustment in connection with the Acquisition for year ended December 31, 2020. The pro forma adjustment reflects the reduction in deferred revenue and subsequent revenue caused by fair valuing deferred revenue in purchase accounting. The one-year amortization of this reduction included in the pro forma was calculated by pro rating the total reduction to a one-year period.

(b)	Reflects the net incremental amortization expenses related to identified intangible assets acquired in connection with the Acquisition as follows (in thousands):

	FAIR VALUE	USEFUL LIFE (YEARS)	YEAR ENDED DECEMBER 31, 2020
Customer relationships	1,100	8	$138
Developed technology	1,700	5	340
IPR&D	500	N/A	—
Trade name	150	N/A	—

Total acquired intangible assets			478

Less: historical amortization expenses			40
Net incremental amortization expenses			$438

Classification of net incremental amortization expenses in the Unaudited Pro Forma Combined Statement of income (loss) as follows (in thousands):

YEAR ENDED DECEMBER 31, 2020
Research and development	$312
Sales and marketing	126

Net incremental amortization expenses	$438

(c)

Reflects the incremental non-recurring transaction costs related to the Acquisition. The total non-recurring transaction costs incurred as a result of the Acquisition were $1.7 million, including advisory, legal, accounting, valuation, and other professional fees. $1.4 million of the total non-recurring transaction costs was recorded in the historical consolidated statement of income (loss) of the Company for the year ended December 31, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this prospectus, including our historical consolidated financial statements and related notes, and should be read in conjunction with the information presented in our historical financial statements and related notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from forward-looking statements. Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a leading provider of interconnect and other IP technology that manages the on-chip communications in SoC semiconductor devices. Our products enable our customers to deliver increasingly complex SoCs that not only process data but are also able to make decisions. Growth in the TAM for our solutions is being driven by the addition of more processors, channels of memory access, machine learning sections, chiplets, additional I/O interface standards and other subsystems within SoCs. The growth in the numbers of these connected on-chip subsystems place an increasing premium on the interconnect IP capability to move data inside complex SoCs. We believe this increase in SoC complexity is creating a significant opportunity for sophisticated SoC system IP solutions which incorporate NoC interconnect IP, IP deployment software and NoC interface IP (consisting of peripheral data transport IP and control plane networks connected to NoC interconnect IP).

Our IP deployment solutions, which were significantly enhanced by our acquisition of Magillem in 2020, complement our interconnect IP solutions by helping to automate not only the customer configuration of its NoC interconnect but also the process of integrating and assembling all of the customer’s IP blocks into an SoC. Products incorporating our IP are used to carry most of the important data inside complex SoCs for sophisticated applications, including automated driving, AI/ML, 5G and wireless communications, data centers, and consumer electronics. Please see our unaudited pro forma combined statement of income (loss) included elsewhere in this prospectus. Pro forma combined statement of income (loss) for the year ended December 31, 2020 were derived from our historical consolidated statement of income (loss) for the year ended December 31, 2020 and the historical statement of operations of Magillem for the period of January 1, 2020 through November 30, 2020, and gives effect to the acquisition as if it had occurred on January 1, 2020.

As of June 30, 2021, we had 211 full-time employees and offices in eight locations in the United States, France, China, South Korea and Japan. In 2020, we generated revenue of $31.8 million, which includes in each period revenue recognized pursuant to substantial up front licensing payments due to how we structured certain customer contracts during these periods, net loss of $3.3 million and net loss per share – diluted of $0.19. In 2020, we generated Non-GAAP net loss of $2.9 million and Non-GAAP EPS of $(0.17). See “—Non-GAAP Financial Measures” below for definitions of our Non-GAAP measures and reconciliations to the most directly comparable GAAP measures. We expect to incur further net losses in the short term as we invest in our business. As of December 31, 2020, we had Annual Contract Value (as defined below) of $37.7 million and 150 Active Customers (as defined below). In 2020, our customers had 57 Design Starts (as defined below).

Acquisition

On November 30, 2020, Arteris IP SAS our wholly owned subsidiary, completed the acquisition of Magillem for a total consideration of $7.8 million. Magillem is a leading provider of design flow and content management software solutions for the complex chip market. The primary reason for the acquisition was to integrate our technologies in order to accelerate and simplify the SoC assembly design flow and enhance innovation in both SoC IP integration software and the highly configurable on-chip interconnect IP that implements chip architectures. The acquisition of

Magillem did not materially impact our results of operations for the year ended December 31, 2020, given it was completed in late November 2020.

Factors Affecting Our Business

We believe that the growth of our business and our future success are dependent upon many factors including those described above under “Risk Factors” and elsewhere in this prospectus and those described below. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.

License Agreements with New and Existing Customers

Our ability to generate revenue from new license agreements, and the timing of such revenue, is subject to a number of factors, risks and contingencies. For new products, the time from initial development until we generate license revenue can be lengthy, typically between one and five years. In addition, because the selection process by our customers is often lengthy and market requirements and alternative solutions available to customers for IP-based products change rapidly, we may be required to incur significant research and development expenditures in pursuit of the development of new products over extended, multiyear periods of time with no assurance that our solutions will be successfully developed or ultimately selected by our customers. While we make efforts to meet market demand and market trends, we cannot be certain that our investment in developing and testing new products will generate any or an adequate return in the form of fees, royalties or other revenues. Moreover, the customer acquisition process has a typical duration of two to nine months; following this, a customer’s chip design cycle is typically between one to three years and may be delayed due to factors beyond our control, which may result in our customer’s product not reaching the market until long after we entered into a contract with such customer. Customers typically start shipping their products containing our interconnect IP solutions between one to five years following completion of their product design, known as mass production, at which point we start to receive royalties; this lasts for up to seven years or longer depending on the market segment. Any significant delay in the ramp-up of volume production of the customer’s products into which our product is designed could adversely affect our business due to delayed or significantly reduced revenues. Further, because the average selling prices (“ASPs”) of our products may decline over time, we consider new license agreements and new product launches to be critical to our future success and anticipate that for our newer products, we are and will remain highly dependent on market demand timing and revenue from new license agreements.

End Customer Product Demand and Market Conditions

Demand for our interconnect IP solutions and associated royalty revenue is highly dependent on market conditions in the end markets in which our customers operate. These end markets, which include the automotive, AI/ML, 5G and wireless communications, data centers and consumer electronics sectors, are subject to a number of factors including end-product acceptance and sales, competitive pressures, supply chain issues and general market conditions. For example, our revenue has been supported by the increased need for more complex SoCs to enable automated driving. If the demand in this market continues to grow, we anticipate it will continue to have a positive impact on our revenue. In contrast, if general market conditions deteriorate or other factors occur such as supply chain issues resulting in fewer products with semiconductors utilizing our IP solutions being available for sale, our revenue would be adversely affected.

Terms of our Agreements with Customers

Our revenue from period to period can be impacted by the terms of the agreements we enter into with our customers. For example, in recent periods we have structured certain agreements with customers that include substantial up front licensing payments. As a result of how these contracts are structured and the revenue is recognized, our revenue in 2019 and 2020 may not be comparable to future periods if we do not enter into similar contractual agreements. Further, a meaningful percentage of our revenue is generated through royalty payments. Because the time between a new license agreement win and the customer’s end product being sold can be substantial, with sales of the end product being subject to a number of factors outside our control, our revenue from royalties is difficult to predict. As a result of the foregoing, revenue may fluctuate significantly from period to period and any increase or decrease in such revenue may not be indicative of future period-to-period increases or decreases.

Technological Development and Market Growth

We believe our growth has been and will continue to be driven by technology trends in our end markets. For example, the requirements of smaller die size, lower power consumption, a higher frequency of operation and management of critical net latency in a timely and cost-effective manner for on-chip processing in the automotive, AI/ML, 5G and wireless communications, data center and consumer electronic markets have resulted in increased SoC design complexity for chips used in these markets. This trend in turn has created increased demand for in-licensing commercial semiconductor design IP, which in turn has positively impacted our revenue and growth.

In order to address technological developments such as the above and expand our offerings, we have invested significantly in our research and development efforts. These investments, which included growth in engineering headcount, have resulted in substantially increased research and development expenses in recent periods. As we continue to invest in our technology and new product design efforts, we anticipate research and development expense will increase on an absolute basis and as a percentage of revenue in the near term. In the medium to longer term, however, while we expect to increase our research and development expense on an absolute basis, we expect this expense to reduce as a percentage of revenue.

We will continue to evaluate growth opportunities through acquisitions of other businesses, although there are currently no discussions with potential targets.

Cyclical Nature of the Semiconductor Industry

The semiconductor industry in which our customers operate is highly cyclical and is characterized by increasingly rapid technological change, product obsolescence, competitive pricing pressures, evolving standards, short product life cycles and fluctuations in product supply and demand. New technology may result in sudden changes in system designs or platform changes that may render some of our IP solutions obsolete and require us to devote significant research and development resources to compete effectively. Periods of rapid growth and capacity expansion are occasionally followed by significant market corrections in which our customers’ sales decline, inventories accumulate and facilities go underutilized. During an expansion cycle, we may increase research and development hiring to add to our product offerings or spend more on support and maintenance to acquire new customers, such as during the recent cycle of expansion in which we increased the number of our engineers significantly. During periods of slower growth or industry contractions, our sales generally suffer due to a decrease in customers’ Design Starts or in sales of our customers products.

COVID-19 Impact

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic, which has resulted in substantial global economic disruption and uncertainty. In response to the COVID-19 pandemic, the measures implemented by various authorities have caused us to change our business practices, including those related to where employees work, the distance between employees in our facilities, limitations on in-person meetings between employees and with customers, potential customers, suppliers, service providers and stakeholders, as well as restrictions on business travel to domestic and international locations and to attend trade shows, technical conferences and other events. As a result of these restrictions, the number of Design Starts our customers had in 2020 was lower than the number of Design Starts in 2019. Further, our revenue remained relatively flat in 2020 as compared to 2019 in part due to generally lower activity in certain of customers’ operations during the second and third quarters of 2020.

We are unable to accurately predict the full impact that COVID-19 will have on our future results of operations, financial condition, liquidity and cash flows due to numerous uncertainties, including the duration and severity of the pandemic and containment measures. We will continue to monitor health orders issued by applicable governments to ensure compliance with evolving domestic and global COVID-19 guidelines.

Our Business Model

Revenue generation. The process of customer acquisition has a typical duration of two to nine months. If successful, we enter into agreements with these customers.

We generate the following types of revenue streams based on agreements with our customers:

∎	IP and software license fees;

∎	Royalties based on customer sales out (shipments) products containing for our interconnect and certain other IP solutions;

∎	Support and maintenance fees; and

∎	Other fees including non-recurring engineering (“NRE”) fees, training and occasionally, fees that are generated at the end of the customer’s chip design process, known as tape out fees.

The period under our license agreements that we are entitled to license fees typically ranges from one to five years but most commonly fall in the range of two to three years. This is the time during which customers develop their semiconductors using our solutions.

Customers typically start shipping their products containing our interconnect IP solutions between one to five years following completion of their product design, known as mass production. Royalties on these shipments by our customers to end customers typically grow as their products gain market acceptance and can continue for up to seven years or longer from mass production depending on the industrial vertical served. For example, royalty tails for the automotive vertical are typically the longest at six to seven years or longer while smart phone royalty tails are typically the shortest at two to four years.

Pursuant to our obligations under our customer agreements, we typically provide customers with support and maintenance throughout their design term.

Cash flow. While revenue derived from our interconnect IP license agreements is typically recognized ratably over the duration of the license agreement, customers typically pay fees either at the signing of their agreements with us, or at the start of each year of the license term, subject to credit terms which are typically between 30 to 60 days. Therefore, our cash inflow from our interconnect IP license agreements typically runs ahead of revenue recognition.

Customers pay us royalties quarterly in arrears based on the previous quarter’s shipments.

Key Performance Indicators

We use the following key performance indicators and Non-GAAP financial measures to analyze our business performance and financial forecasts and to develop strategic plans which we believe provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team. These key performance indicators and Non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP and may differ from similarly titled metrics or measures presented by other companies.

Annual Contract Value

We define Annual Contract Value (“ACV”) for an individual customer agreement as the total fixed fees payable under the agreement divided by the number of years in the agreement term. Our total ACV, as summarized in the chart below, is the aggregate ACVs for all our customers as measured at a given point in time. Total fixed fees includes licensing, support and maintenance and other fixed fees under IP licensing or software licensing agreements but excludes variable revenue derived from licensing agreements with customers, particularly royalties. We monitor this metric to measure our success and believe the increase in the number shows our progress in expanding our customers’ adoption of our platform.

Although disclosure of unaudited supplemental pro forma financial information for the Magillem acquisition for 2019 is not practicable as pursuant to the terms of the merger agreement, we are not entitled to Magillem’s accounting records for 2019, we obtained all of Magillem’s historical customer contracts, which enabled us to measure ACV for Magillem. Including historical Magillem ACV on a pro forma basis (as if Magillem was acquired on January 1, 2019) ACV increased from $21.3 million as of March 31, 2019 to $37.7 million as of December 31, 2020.

Active Customers and Customer Retention

We define Active Customers as customers who have entered into a license agreement with us that remains in effect. The chart below represents the number of Active Customers as of the dates presented below. Active Customers as of December 31, 2020 includes 38 customers which were obtained through the acquisition of Magillem.

We believe we are well-positioned to continue to attract and retain customers, and to continue developing next generation interconnect IP and IP deployment solutions for their future products.

The retention and expansion of our relationships with existing customers are key indicators of our revenue potential. We had 150 Active Customers as of December 31, 2020. Of our Active Customers as of December 31, 2018, 89% remained customers as of December 31, 2020. We gained a total of 45 new Active Customers, including 19 new Active Customers in the AI/ML sector as well as seven in the automotive sector, and we lost eight Active Customers for our interconnect IP and NoC interface IP solutions from December 31, 2018 to December 31, 2020. Additionally, we added 38 Active Customers for our IP deployment solutions through our acquisition of Magillem in November 2020.

Design Starts

We define Design Starts as when customers commence new semiconductor designs using our interconnect IP and notify us. Design Starts is a metric management uses to assess the activity level of our customers in terms of the number of new semiconductor designs that are started using our interconnect IP in a given period. Our interconnect IP and NoC interface IP customer base started a total of 59 designs in 2019, and 57 designs in 2020. The number of Design Starts in 2020 slowed due to the adverse impact of the COVID-19 pandemic on the operations of some of our customers. We believe that the number of Design Starts is an important indicator of the growth of our business and future revenue trends.

Remaining Performance Obligations

We define Remaining Performance Obligations (“RPO”) as the amount of contracted future revenue that has not yet been recognized, including both deferred revenue and contracted amounts that will be invoiced and recognized as revenue in future periods.

The RPO amount is intended to provide visibility into future revenue streams. We expect RPO to fluctuate from period to period due to a variety of factors, including amounts, timing, and duration of customer contracts, as well as the timing of billing cycles for each contract. RPO has increased from $25.1 million as of December 31, 2018 to $47.9 million as of December 31, 2020. RPO as of December 31, 2020 includes $6.4 million which we obtained through the acquisition of Magillem and additional significant contracts we entered into in the fourth quarter of fiscal year 2020.

Non-GAAP Financial Measures

We define “Non-GAAP Income (Loss) from Operations” as our income (loss) from operations adjusted to exclude stock-based compensation, acquisition costs and amortization of acquired intangible assets. We define “Non-GAAP Net Income (Loss)” as our net income (loss) adjusted to exclude stock-based compensation, acquisition costs, amortization of acquired intangible assets and gain on extinguishment of debt.

We define “Non-GAAP EPS”, as our Non-GAAP Net Income (Loss) divided by our GAAP weighted-average number of shares outstanding for the period on a diluted basis. Management uses Non-GAAP EPS to evaluate the performance of our business on a comparable basis from period to period.

The above items are excluded from our Non-GAAP Income (Loss) from Operations and Non-GAAP Net Income (Loss) because these items are non-cash in nature, or are not indicative of our core operating performance, and render comparisons with prior periods and competitors less meaningful. We believe Non-GAAP Income (Loss) from Operations, Non-GAAP Net Income (Loss) provide useful supplemental information to investors and others in understanding and evaluating our results of operations, as well as provide a useful measure for period-to-period comparisons of our business performance.

We define free cash flow as net cash provided by operating activities less cash used for purchases of property and equipment. We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our operations other than that used for investments in property and equipment.

The following tables reconcile the most directly comparable GAAP financial measure to each of these Non-GAAP financial measures.

Non-GAAP Income (Loss) from Operations

	YEARS ENDED DECEMBER 31,
	2019	2020
	(in thousands, except for the share and per share data)
Income (loss) from operations	$7,273	$(3,777)
Add:
Stock-based compensation	277	458
Acquisition costs (1)	—	1,429
Amortization of acquired intangible assets (2)	—	41

Non-GAAP income (loss) from operations	$7,550	$(1,849)

(1)	Includes the advisory, legal, accounting, valuation and other professional or consulting fees associated with the Magillem acquisition.
(2)	Represents the amortization expenses of our intangible assets attributable to the Magillem acquisition.

	YEARS ENDED DECEMBER 31,
	2019	2020
	(in thousands, except for share and per share data)
Net income (loss)	$4,618	$(3,260)
Add:
Stock-based compensation expenses	277	458
Acquisition costs (1)	—	1,429
Amortization of acquired intangible assets (2)	—	41
Gain on extinguishment of debt	—	(1,593)

Non-GAAP net income (loss) (3)	$4,895	$(2,925)

Net income (loss) per share attributable to common stockholders—diluted	$0.27	$(0.19)
Per share impacts of adjustments to net income (loss) (4)	0.01	0.02
Non-GAAP EPS	$0.28	$(0.17)
Weighted average shares used in computing per share amounts—diluted	17,413,305	17,577,846

(1)	Includes advisory, legal, accounting valuation, and other professional or consulting fees associated with the Magillem acquisition.
(2)	Represents the amortization expenses of our intangible assets attributable to the Magillem acquisition.
(3)	Our GAAP tax provision is primarily related to foreign withholding taxes and income tax in profitable foreign jurisdictions. We maintain a full valuation allowance against our deferred tax assets in the United States Accordingly, there is no significant tax impact associated with these non-GAAP adjustments.
(4)	Reflects the aggregate adjustments made to reconcile Non-GAAP Net Income (Loss) to our net income (loss) as noted in the above table, divided by the GAAP diluted weighted-average number of shares for the relevant period.

Free Cash Flow

	YEARS ENDED DECEMBER 31,
	2019	2020
	(in thousands)
Net cash provided by operating activities	$12,199	$2,163
Less:
Purchases of property and equipment	(242)	(654)

Free cash flow	$11,957	$1,509

Net cash used in investing activities	$(242)	$(5,147)
Net cash (used in) provided by financing activities	$(914)	$790

Components of Our Results of Operations

Revenue: Our revenue is primarily derived from licensing intellectual property, licensing software, support and maintenance services, professional services, training services, and royalties. Our agreements often include other service elements including training and professional services which were immaterial for 2019 and 2020.

Our interconnect solutions product arrangements provide customers the right to software licenses, services, software updates and technical support. We enter into licensing arrangements with customers that typically range from two to three years and generally consist of delivery of a design license that grants the customer the right to use the IP to design a contractually defined number of products and stand-ready support services that provide the customer with our application engineer support services. We believe our customers derive a significant benefit from our engineer support services, which consist of our proprietary software tool (“RTL”), ongoing access to Corporate Application Engineers (“CAE”) and Field Application Engineers (“FAE”) that perform certain verifications including benchmark performance, simulations and ultimately, through RTL, instantiate designs into silicon over the design term.

The support services, including access to application engineer support services and the benefits of the RTL, are integral and fundamental to the customer’s ability to derive its intended benefit from the IP.

CAEs are part of the product development team providing detailed requirements for engineering projects, working very closely with a customer’s chief technology officer and the marketing department, and performing quality assurance testing of customer products prior to shipment to their customers.

FAEs provide assistance to the customer’s engineering team in translating their desired SoC architecture into inputs for NoC IP configuration, assistance in optimizing the NoC configuration, answers to customer questions by the online support system or phone, constructive reviews of the progress achieved by the customer’s development team and provision of advice on how to best use the licensed IP, performance of design reviews before customer project RTL freeze and tape-out to ensure the customer used the licensed IP configuration tooling as intended so that the RTL output meets customer requirements and expectations. FAE reviews of the customer’s design may be required under our contract and consist of an understanding of the customer requirements and analysis of the adequacy of the contemplated IP considering the customer’s desired architecture and design goals and objectives, taking into consideration bandwidth, coherence/non-coherence, latency, clock and timing, areas, and any and all constraints, as identified and specific to the design under review.

In addition to application engineer support services, support and maintenance services also consist of a stand-ready obligation to provide technical support and software updates over the support term. Generally, the first year of technical support and software updates are bundled with the license fee and the customer has an option to renew additional years of support throughout the license term. However, we continue to provide technical support and software updates throughout the license term even if the customer does not renew these services in subsequent years, making the license term and support and maintenance term coterminus.

Revenues that are derived from the sale of a licensee’s products that incorporate our IP are classified as royalty revenues. Royalty revenues are recognized during the quarter in which the sale of the product incorporating the IP occurs. Royalties are calculated either as a percentage of the revenues received by a licensee’s sale of products incorporating the IP or on a per unit basis, as specified in the agreements with the licensees. For a majority of our royalty revenues, we receive the actual sales data from our customers after the quarter ends and account for it as unbilled receivables. When we do not receive actual sales data from the customer prior to the finalization of its financial statements, royalty revenues are recognized based on our estimation of the customer’s sales of products containing our IP during the quarter, which is based on a number of considerations including historic trends, reviews with customer representatives and press releases. Our deployment solutions product arrangements provide customers the right to software licenses, software updates and technical support. The software licenses are time-based licenses with terms generally ranging from one to three years. These arrangements generally have two distinct performance obligations that consist of transferring the licensed software and the support and maintenance service. Support and maintenance services consist of a stand-ready obligation to provide technical support and software updates over the support term. Revenue allocated to the software license is recognized at a point in time upon the later of the delivery date or the beginning of the license period, and revenue allocated to support services is recognized ratably over the support term.

Cost of revenue: Cost of revenue relates to costs associated with our licensing agreements and support and maintenance, including applicable FAE personnel-related costs including travel, and allocated overhead. We expect cost of revenue to modestly decline over time due to productivity improvements of our FAE processes.

Research and development (“R&D”) expenses: R&D expenses consist primarily of salaries and associated personnel-related costs, facilities expenses associated with research and development activities, third-party project-related expenses connected with the development of our intellectual property which are expensed as incurred, and stock-based compensation expense and other allocated costs. R&D expenses has increased significantly in 2020 in absolute terms and as a percentage of revenue as we added to our engineering headcount in order to accelerate new product development. We expect R&D expenses to increase further in absolute terms and as a percentage of revenue in the short term and to continue to increase in absolute terms in the medium to long term but decrease as a percentage of revenue as certain new products are launched.

Sales and marketing (“S&M”) expenses: S&M expenses consist primarily of salaries, commissions, travel and other costs associated with S&M activities, as well as advertising, trade show participation, public relations, and other marketing costs, stock-based compensation expense and other allocated costs. We expect S&M expenses to increase in absolute terms but decrease as a percentage of revenue due to productivity improvements of our sales processes.

General and administrative (“G&A”) expenses: G&A expenses consist primarily of salaries for management and administrative employees, depreciation, insurance costs, accounting, legal and consulting fees, other professional service fees, expenses related to the development of corporate initiatives and facilities expenses associated with G&A activities and stock-based compensation expense, fees for directors and other allocated costs.

Following the closing of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for additional G&A personnel, directors and officers insurance, investor relations, and professional services. We expect G&A expenses to increase as our business grows. In addition, we expect G&A expenses as a percentage of revenue to vary from period to period but generally decrease over the long term.

Gain on extinguishment of debt: Gain on extinguishment of debt consists of forgiveness of a loan (the “PPP Loan”) from the U.S. Treasury Department’s Small Business Administration (the “SBA”) under their Payroll Protection Program, which was introduced as an economic stimulus during the COVID-19 pandemic.

Interest and other expense, net: Interest and other expense, net consists primarily of interest expense associated with the 2018 Term Loan (as defined below).

Provision for income taxes: Our income tax provision consists primarily of income taxes in certain foreign jurisdictions in which we conduct business and includes foreign non-recoverable withholding taxes. We have a full valuation allowance against our U.S. federal and state deferred tax assets as the realization of the full amount of these deferred tax assets is uncertain, including net operating loss carryforwards and tax credits related primarily to research and development. We expect to maintain this full valuation allowance until it becomes more likely than not that the deferred tax assets will be realized.

Results of Operations

The following table summarizes our GAAP results of operations for the periods presented. The results below are not necessarily indicative of results to be expected for future periods. Results of operations during the year ended December 31, 2020 include one month of results from the acquisition of Magillem.

Our income (loss) from operations in 2019 and 2020 was $7.3 million and $(3.8) million, respectively, reflecting significantly increased investment in R&D expenses as we invest in new technologies, and increased G&A expenses incurred in relation to the acquisition of Magillem and as we prepare to become a public company, while revenue remained relatively flat. These trends are discussed in more detail below. We expect to incur further net losses in the short term as we continue to make similar investments.

	YEARS ENDED DECEMBER 31,
	2019	2020
	(in thousands)
Total revenue	$31,501	$31,812
Cost of revenue	1,862	1,491

Gross profit	29,639	30,321

Operating expenses:
Research and development (1)	10,051	17,020
Sales and marketing (1)	9,782	9,749
General and administrative (1)	2,533	7,329

Total operating expenses	22,366	34,098

Income (loss) from operations	7,273	(3,777)
Gain on extinguishment of debt	—	1,593
Interest and other expense, net	(290)	(50)

Income (loss) before provision for income taxes	6,983	(2,234)
Provision for income taxes	1,144	1,026

Net income (loss)	$5,839	$(3,260)

(1)	Includes stock-based compensation expense as follows:

	YEARS ENDED DECEMBER 31,
	2019	2020
	(in thousands)
Research and development	$172	$263
Sales and marketing	77	92
General and administrative	28	103

Total stock-based compensation expense	$277	$458

The following table summarizes our results of operations as a percentage of total revenue for each of the periods indicated:

	YEARS ENDED DECEMBER 31,
	2019	2020
	(as a percentage of total revenue)
Total revenue	100%	100%
Cost of revenue	6	5

Gross profit	94	95

Operating expenses:
Research and development	32	54
Sales and marketing	31	31
General and administrative	8	22

Total operating expenses	71	107

Income (loss) from operations	23	(12)
Gain on extinguishment of debt	—	5
Interest and other expense, net	(1)	—

Income (loss) before provision for income taxes	22	(7)
Provision for income taxes	3	3

Net income (loss)	19%	(10)%

Comparison of the Years Ended December 31, 2019 and 2020:

Revenue

	YEARS ENDED DECEMBER 31,		CHANGE
	2019	2020	$	%
	(dollars in thousands)
Licensing, support and maintenance	$26,733	$27,408	$675	3%
Variable royalties	4,595	3,470	(1,125)	(24)
Other	173	934	761	440

Total	$31,501	$31,812	$311	1%

Growth in our licensing, support and maintenance and other income continued with a 13% increase from 2019 to 2020, despite the industry headwinds resulting from generally lower activity levels in certain of our customers’ operations during the second and third quarters of 2020 as a result of the COVID-19 pandemic. However, total revenue during 2020 remained relatively flat when compared to 2019 due to an 8% decrease from reduction of $2.6 million point-in-time revenue, as referenced below, and a 4% decrease in royalties resulting from a significantly lower shipments of products containing our IP by a key customer as a result of supply constraints.

In 2019 we recognized point-in-time revenue of $10.0 million related to a 3-year license agreement to a significant customer, where the customer did not obtain support and maintenance as part of the agreement as we were precluded from providing any form of support and maintenance subsequently to the customer by applicable U.S. government trade restrictions and had no further obligations to the customer after time of the delivery. Additionally, $0.7 million included in deferred revenue and related to other prior transactions with the same customer was recognized in revenue at that time.

In 2020 we recognized point-in-time revenue of $7.4 million related to a 2-year license agreement to another significant customer, where the customer did not obtain support and maintenance as part of the agreement as we were precluded from providing any form of support and maintenance subsequently to the customer by applicable U.S. government trade restrictions and had no further obligations to the customer after time of the delivery.

Additionally, $0.2 million included in deferred revenue and related to other prior transactions with the same customer was recognized in revenue at that time. We do not expect these point-in-time revenue transactions to continue in the future.

A significant amount of our revenue is derived from a limited number of customers. Revenue from one customer represented 1% and 25% of our total revenue during the years ended December 31, 2019 and 2020, respectively. Revenue from another customer represented 44% and 7% of our total revenue during the years ended December 31, 2019 and 2020, respectively. Revenue from a third customer represented 16% and 15% of our total revenue during the years ended December 31, 2019 and 2020, respectively.

The decrease in variable royalty revenue during 2020 was primarily due to a decrease in sales volume of a significant customer mentioned above as a result of the impact applicable U.S. government trade restrictions on their ability to have their semiconductors fabricated.

The below chart sets forth our revenue by region for the periods presented.

	YEARS ENDED DECEMBER 31,		CHANGE
	2019	2020	$	%
	(in thousands)
Americas	$9,239	$10,459	$1,220	13%
Asia Pacific	19,917	18,896	(1,021)	(5)
Europe, Middle East	2,345	2,457	112	5

Total	$31,501	$31,812	$311	1%

The majority of our revenue during 2019 and 2020 originated in the Asia Pacific region, with China representing 54.3% and 44.9% of total revenue in this region during 2019 and 2020, respectively. Revenue in the Asia Pacific region decreased by $1.0 million during 2020 when compared to 2019 as a result of the net decrease in one-time revenue impacts related to the transactions discussed above, partially offset by increased license revenue from our automotive and AI/ML focused customers in China. We expect the revenue from China to decrease due to the applicable U.S. government trade restrictions. Revenue in the Americas primarily originated in the United States during both 2019 and 2020. The increase of $1.2 million during 2020 was primarily due to an increased activity from one of our existing customers in the consumer sector.

Revenue in the Europe, Middle East region originated in various countries none of which individually exceeded 10% of total revenue. Revenue in this region remained relatively flat in 2020 when compared to 2019.

Cost of revenue

	YEARS ENDED DECEMBER 31,		CHANGE
	2019	2020	$	%
	(in thousands)
Cost of revenue	$1,862	$1,491	$(371)	(20)%

Cost of revenue decreased, $0.4 million, or 20%, from $1.9 million in 2019, to $1.5 million in 2020. The decrease in cost of revenue in 2020 was primarily due to the decrease in salaries and employee-related costs related to field application engineers driven by the improvements made in the organizational structure to increase efficiency, as well as decrease in travel costs due to travel restrictions imposed by the COVID-19 pandemic when compared to 2019.

Operating expenses

	YEARS ENDED DECEMBER 31,		CHANGE
	2019	2020	$	%
	(in thousands)
Research and development	$10,051	$17,020	$6,969	69%
Sales and marketing	9,782	9,749	(33)	(0)
General and administrative	2,533	7,329	4,796	189

Total operating expenses	$22,366	$34,098	$11,732	52%

Research and development expenses

R&D expenses increase, $7.0 million, or 69%, from $10.1 million in 2019 to $17.0 million in 2020. The increase in R&D expenses was primarily due to the increase in salaries and employee-related cost of $5.8 million mainly driven by additional increased engineering headcount as a result of our growth and investment in our interconnect technology, including additional headcount as a result of the Magillem acquisition, and a $1.0 million increase in third-party software and engineering services related to ongoing development of our next generation products partially offset by a reduction in various expenses such as travel, utilities and facilities related expenses.

Sales and marketing expenses

S&M expenses remained relatively flat in 2020 when compared to 2019. This was driven by a number of factors, including lower commissions in 2020, and lower expenses related to travel to customers and our annual sales conference resulting from of the COVID-19 pandemic, which, together, offset generally higher employee related costs for S&M personnel.

General and administrative expenses

G&A expenses increased 4.8 million or,189%, from $2.5 million in 2019 to $7.3 million in 2020. G&A expenses as a percentage of our total revenue were 8% and 22% during the years ended December 31, 2019 and 2020, respectively. The increase in general and administrative expenses was primarily due to an increase of $2.0 million in professional and consulting fees, the majority of which was related to our preparation to become a public company and $1.4 million in acquisition expenses related to acquisition of Magillem. In addition, there was an increase in salaries and employee-related cost of $0.6 million, due to increased headcount as a result of our growth.

Gain on extinguishment of debt:

	YEARS ENDED DECEMBER 31,		CHANGE
	2019	2020	$	%
	(in thousands)
Gain on extinguishment of debt	$—	$1,593	$1,593	*

(*)	Not meaningful

Gain on extinguishment of debt increased, $1.6 million from zero in 2019 to $1.6 million in 2020. The change is due to the forgiveness in December 2020 of our PPP Loan from the SBA’s Paycheck Protection Program which was introduced as an economic stimulus during the COVID-19 pandemic.

Interest and other expense, net

	YEARS ENDED DECEMBER 31,		CHANGE
	2019	2020	$	%
	(dollars in thousands)
Interest and other expense, net	$290	$50	$(240)	(83)%

Interest and other expense, net for the year ended December 31, 2019 was $0.3 million, compared to $0.1 million for the year ended December 31, 2020. The decrease in interest and other expense, net was primarily due to reduced interest expense on our 2018 Term Loan in 2020, as a result of the $0.6 million reduction in outstanding principal.

Provision for income taxes

	YEARS ENDED DECEMBER 31,		CHANGE
	2019	2020	$	%
	(in thousands)
Provision for income taxes	$1,144	$1,026	$(118)	(10)%
Effective tax rate	16.4%	(45.9)%

Provision for income taxes for the year ended December 31, 2019 was $1.1 million, compared to $1.0 million for the year ended December 31, 2020. Included in the provision for income taxes was $1.3 million and $1.5 million of foreign withholding tax for the year ended December 31, 2019 and 2020, respectively. Foreign withholding taxes are generally assessed on gross revenue generated, rather than pre-tax income, in certain countries in which we do not file an income tax return.

Liquidity and Capital Resources

Since inception, we have financed operations primarily through proceeds received from payments received from our customers, issuances of equity, cash received from the asset sales and borrowings under our 2018 Term Loan. As of December 31, 2020, our primary sources of liquidity were cash, available borrowing capacity and cash was generated from operations. As of December 31, 2020, we had $11.7 million in cash. $8.1 million of total cash was held by our foreign subsidiaries as of December 31, 2020. Total cash balance held by foreign subsidiaries included cash received from the significant customer discussed above related to the contract resulting point-in-time revenue during 2020.

In November 2018, we entered into a business financing agreement with Western Alliance Bank (“Lender”) for a term loan of $1.5 million with a maturity date of November 2021, repayable monthly. The interest rate of the 2018 Term Loan is prime plus 2%.

Under the terms of the 2018 Term Loan, we are required to comply with certain financial and non-financial covenants. Any failure to comply with these covenants and any other obligations under the agreement could result in an event of default, which would allow the Lender to require accelerated repayments of amounts owed. As of December 31, 2020, we were in compliance with all of the financial and non-financial covenants.

As of December 31, 2019 and 2020, we had $1.1 million and $0.6 million, respectively, of outstanding principal balance, net of debt issuance costs, under the 2018 Term Loan, of which $0.5 million and nil respectively were classified as long-term liabilities.

In April 2020, we entered into a loan agreement under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act known as the Paycheck Protection Program with a lender for the amount of $1.6 million (the “PPP Loan”) at an interest rate of 1% per annum, and repayable in two years. We used proceeds of the PPP Loan to fund qualifying payroll and other expenses. In December 2020, the full amount of the PPP Loan, including principal and accrued interest, was forgiven.

We believe our cash, available borrowing capacity and cash expected to be generated from operations will be sufficient to meet our expected working capital needs, capital expenditures, financial commitments and other liquidity requirements associated with our existing operations for at least the next 12 months. If these resources are not sufficient to satisfy our liquidity requirements, we may be required to seek additional financing. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, may contain covenants that significantly restrict our operations or our ability to obtain additional debt financing in the future. Any additional financing that we raise may contain terms that are not favorable to us or our stockholders. We cannot assure you that we would be able to obtain additional financing on terms favorable to us or our existing stockholders, or at all. See “Risk Factors —Risks Related to Our Business and Industry—Our ability to raise capital in the future may be limited and could prevent us from executing our growth strategy.”

Cash Flows

The following table summarizes changes in our cash flows for the years ended December 31, 2019 and 2020:

	YEARS ENDED DECEMBER 31,
	2019	2020
	(in thousands)
Net cash provided by operating activities	$12,199	$2,163
Net cash used in investing activities	(242)	(5,147)
Net cash (used in) provided by financing activities	(914)	790

Operating Activities

Cash flows from operating activities may vary significantly from period to period depending on a variety of factors including the timing of our receipts and payments. Our ongoing cash outflows from operating activities primarily relate to payroll-related costs, payments for professional services, obligations under our property leases and design tool licenses. Our primary source of cash inflows is receipts from our accounts receivable. The timing of receipts of accounts receivable from customers is based upon the completion of agreed milestones or agreed dates as set forth in the contracts.

Net cash provided by operating activities for the year ended December 31, 2019 was $12.2 million compared to $2.2 million for the year ended December 31, 2020. The change was primarily due to net loss incurred in 2020 as compared to the net income incurred in 2019, as well as a decrease in cash provided by working capital primarily from customer payment timing differences, which was partially offset by the increase in deferred revenue.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 was $0.2 million compared to $5.1 million for the year ended December 31, 2020. The change was primarily due to the cash consideration of $4.5 million paid related to the Magillem acquisition net of deferred consideration of $0.5 million.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2019 was $0.9 million compared to net cash provided by financing activities of $0.8 million for the year ended December 31, 2020. The change was primarily related to proceeds from the PPP Loan, offset by the principal payments of our 2018 Term Loan during 2020.

Contractual Obligations

The following table summarizes our contractual obligations outstanding as of December 31, 2020:

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
	(in thousands)
Short-term debt—principal (1)	$557	$557	$—	$—	$—
Short-term debt—interest (2)	19	19	—	—	—
Operating leases (3)	3,339	920	1,563	430	426
Vendor financing arrangements (4)	1,483	643	613	227	—

Total	$5,398	$2,139	$2,176	$657	$426

(1)	Debt issuance costs are excluded from the table. See Note 10 of our consolidated financial statements included elsewhere in this prospectus.

(2)	Future interest payments are related to the 2018 Term Loan. Interest for the 2018 Term Loan was calculated using the prime plus 2%. Future interest payments may differ from actual results. See Note 10 of our consolidated financial statements included elsewhere in this prospectus.

(3)	These obligations represent the minimum rental lease commitments under all noncancellable agreements. See Note 9 of our consolidated financial statements included elsewhere in this prospectus.

(4)	These obligations represent vendor financing arrangements with extended payment terms on the purchase of software licenses and equipment.

Recently Issued and Adopted Accounting Pronouncements

For more information regarding recently issued accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of consolidated financial statements requires us to make certain estimates, judgments, and assumptions. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable based upon information available to us at the time that these estimates, judgments, and assumptions are made. Our estimates and related judgments and assumptions are continually evaluated based on available information and experiences. However, actual amounts could differ from those estimates.

The following are the critical accounting policies requiring estimates, judgments, and assumptions that we believe have the most significant impact on our consolidated financial statements.

Revenue Recognition

We recognize license revenues as we transfer control of deliverables (software and services) to our customers in an amount reflecting the consideration to which we expect to be entitled. To recognize revenues, we apply the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. We account for a contract when it has approval and commitment from all parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We apply judgment in determining the customer’s ability and intention to pay based on a variety of factors including the customer’s historical payment experience.

Nature of Products and Services

Our revenue is primarily derived from licensing intellectual property, licensing software, support and maintenance services, professional services, training services, and royalties.

Design Solutions

Interconnect solutions product agreements provide customers the right to software licenses, services, software updates and technical support. We enter into licensing agreements with customers that typically range from two to three years and generally consist of delivery of a design license that grants the customer the right to use our IP to design a contractually defined number of products and stand-ready support services that provide the customer a significant benefit from our RTL as well as ongoing access to application engineer support services to perform certain verifications including benchmark performance, simulations and ultimately, through the RTL, instantiate designs into silicon over the design term.

The support services, including access to application engineering support services and the benefits of the RTL, are integral and fundamental to the customer’s ability to derive its intended benefit from the IP.

CAEs are part of the product development team providing detailed requirements for engineering projects, working very closely with a customer’s chief technology officer and the marketing department, and performing quality assurance testing of customer products prior to shipment to their customers.

FAEs provide assistance to the customer’s engineering team in translating their desired SoC architecture into inputs for NoC IP configuration, assistance in optimizing the NoC configuration, answer to customer questions by the online support system or phone, constructive reviews of the progress achieved by the customer’s development team and provision of advice on how to best use the licensed IP, performance of design reviews before customer project RTL freeze and tape-out to ensure the customer used the licensed IP configuration tooling as intended so that the RTL output meets customer requirements and expectations. FAE reviews of the customer’s design are mandatory and consist of an understanding of the customer requirements and analysis of the adequacy of the contemplated IP considering the customer’s desired architecture and design goals and objectives, taking into consideration bandwidth, coherence/non-coherence, latency, clock and timing, areas, and any and all constraints, as identified and specific to the design under review.

Besides application engineer support services, support and maintenance services also consist of a stand-ready obligation to provide technical support and software updates over the support term. Generally, the first-year of technical support and software updates are bundled with and into the license fee with a customer option to renew additional years of support throughout the license term. However, we continue to provide technical support and software updates throughout the license term even if the customer does not renew these services in subsequent years, making the license term and support and maintenance term co-terminus.

Considering the nature of the combined design tool and assisting our customers in applying our IP technology in our customers’ development environment and the relative significance thereof, we have concluded that our Interconnect Solutions IP licensing agreements are not distinct from its obligation to provide the application engineering support services and benefits of the RTL. The Interconnect Solutions IP, RTL, and the application engineering support services serve to fulfill our commitment to the customer, as they represent inputs to a single, combined performance obligation that commences upon the later of the agreement effective date or transfer of the software license. The design license and the regular two-way interaction between the design tool, RTL , and the application engineering support services give the customer the intended benefit from the arrangement, which is the ability to commercialize their design. Customers cannot benefit from the design license on its own or together with other readily available resources as no other RTL or application engineer support service provides exists in the marketplace that a customer could use with the design license. Consequently, the RTL and application engineer support service cannot be used on its own or together with any other design license as we do not allow the use of the RTL or provide application engineer support services separately from the design license. Further, although technical support and software updates is a distinct performance obligation, it is accounted for as if it were part of a single performance obligation that includes the licenses, RTL and application engineer support services because the technical support and updates are provided in practice for the same period of time and have the same time-based pattern of transfer to the customer as the combined design license, RTL, and application support services.

Revenues that are derived from the sale of a licensee’s products that incorporate our IP are classified as royalty revenues. Royalty revenues are recognized during the quarter in which the sale of the product incorporating our IP occurs. Royalties are calculated either as a percentage of the revenues received by a licensee’s sale of products incorporating our IP or on a per unit basis, as specified in the agreements with the licensees. For a majority of our royalty revenues, we receive the actual sales data from its customers after the quarter ends and accounts for it as unbilled receivables. When we do not receive actual sales data from the customer prior to the finalization of our financial statements, royalty revenues are recognized based on our estimation of the customer’s sales during the quarter.

Deployment Solutions product agreements provide customers the right to software licenses, software updates and technical support. The software licenses are time-based licenses with terms generally ranging from one to three years. These agreements generally have two distinct performance obligations that consist of transferring the licensed software and the support and maintenance service. Support and maintenance services consist of a stand-ready obligation to provide technical support and software updates over the support term. Revenue allocated to the software license is recognized at a point in time upon the later of the delivery date or the beginning of the license period, and revenue allocated to support services is recognized ratably over the support term.

A limited number of Deployment Solutions contracts include tokens, a mechanism used to both enable “peak” users to choose a combination of the software products on a monthly basis and restrict the number of users. We recognize revenue related to these tokens at a point in time, based on quarterly consumption information provided by the customer.

Professional Services

Our agreements often include service elements (other than maintenance and support services). These services include training, design assistance, and consulting. Services performed on a time and materials basis are recognized over the period the services are provided either using an output method such as labor hours, or a method that is otherwise consistent with the way in which value is delivered to the customer. Services performed on a fixed price basis are recognized over time, generally using costs incurred or hours expended to measure progress.

Multiple Performance Obligations

Most of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately, if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis, which are estimated considering multiple factors including observable industry pricing practices and internal pricing strategies and objectives. Standalone selling prices of software licenses are typically estimated using the residual approach. Standalone selling prices of professional services are typically estimated based on observable transactions when these services are sold on a standalone basis.

Transaction price

Revenue is recognized when, or as, control of a promised product or service transfers to a client, in an amount that reflects the consideration to which we expect to be entitled in exchange for transferring those products or services. If the consideration promised in a contract includes a variable amount, we estimate the amount to which we expect to be entitled using either the expected value or most likely amount method, to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. Generally, the transaction price of our contracts is fixed at the inception of the contract. Our contracts generally do not include terms that could cause variability in the transaction price.

We assess the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist. When contracts involve a significant financing component, we adjust the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provide the customer with a significant benefit of financing.

We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions.

In instances where foreign licensees withhold and remit taxes to local authorities in accordance with local laws and regulations, we recognize and present revenue on a gross basis, and include the withholding tax in income tax expense.

Flexible Spending Accounts

Some customers enter into a non-cancelable flexible spending account agreements (“FSA Agreements”) whereby the customer commits to a fixed dollar amount over a specified period of time that can be used to purchase from a list of our products or services. These agreements do not meet the definition of a revenue contract until the customer executes a separate order to identify the required products and services that they are purchasing. The combination of the FSA Agreement and the subsequent order creates enforceable rights and obligations, thus meeting the definition of a revenue contract. Each separate order under the agreement is treated as an individual contract and accounted for based on the respective performance obligations included within the FSA Agreements.

Contract modifications

Our contracts may be modified to add, remove or change existing performance obligations. The accounting for modifications to our contracts involves assessing whether the products and services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Products and services added that are not distinct are accounted for on a cumulative catch-up basis, while those that are distinct are accounted for prospectively, either as a separate contract if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price. Our more significant contract modifications include extensions of the design license term and the purchase of additional years of support and maintenance.

Judgments

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together requires significant judgment. Judgment is also required to determine the standalone selling price for each distinct performance obligation.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (billed or unbilled), contract assets, or contract liabilities (deferred revenue) on our Consolidated Balance Sheet. We record a contract asset when revenue is recognized prior to the right to invoice. We record deferred revenue when we invoice customers and revenue is not yet recognized. For time-based software agreements, customers are generally invoiced in single or annual amounts, although some customers are invoiced more frequently over-time. We record an unbilled receivable when revenue is recognized and it has an unconditional right to invoice and receive payment.

We capitalize sales commission as costs of obtaining a contract when they are incremental and, if they are expected to be recovered, amortized in a manner consistent with the pattern of transfer of the good or service to which the asset relates. If the expected amortization period is one year or less, the commission fee is expensed when incurred.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We provide for a valuation allowance when it is more likely than not that some portion, or all of our deferred tax assets will not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. As of December 31, 2019 and 2020, we recorded a full valuation allowance against our U.S. deferred tax assets.

Stock-based Compensation

We measure equity classified stock-based awards, including stock options, restricted stock units (“RSUs”), and restricted stock awards (“RSAs”) granted to employees, directors, and non-employees based on the estimated fair values of the awards on the date of the grant. Stock-based compensation expense for awards with service-based vesting only is recognized on a straight-line basis over the requisite service period which is generally the vesting period of such awards, as a component of operating expenses within the Consolidated Statements of Income (Loss). For awards that include performance conditions, stock-based compensation expense is recognized on a graded vesting basis over the requisite service period. Compensation expense is not recognized until the performance condition becomes probable. We account for forfeitures related to these awards as they occur.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. This valuation model for stock-based compensation expense requires us to make assumptions and judgments about the variables used in the calculation including the expected term, the volatility of our common stock, and an assumed risk-free interest rate. As a result, if we revise our assumptions and estimates, our stock-based compensation expense could change.

The fair value of RSUs and RSAs granted is measured as the fair value per share of our common stock on the date of grant.

Business Combinations

We allocate the purchase price to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies, our assessment of this information, and historical experience. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customers, acquired technology, and trade names from a market participant perspective, useful lives, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. In addition, unanticipated events and circumstances may occur that may affect the accuracy or validity of such estimates, and if such events occur, we may be required to adjust the value allocated to acquired assets or assumed liabilities. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our Consolidated Statements of Income (Loss). Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Goodwill and Intangible Assets

We perform our goodwill and other indefinite-lived intangible assets impairment tests annually or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value below its carrying value. For the year ended December 31, 2020, we did not have any goodwill or other indefinite-lived intangible assets impairment.

Acquired finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets, which range from five to eight years, unless the lives are determined to be indefinite. We routinely review the remaining estimated useful lives of finite-lived intangible assets. Amortization expenses are recorded operating expenses on the Consolidated Statements of Income (Loss).

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial condition due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Foreign Currency Exchange Risk

Operating in international markets involves exposure to possible volatile movements in currency exchange rates. A majority of our revenue and expenses are transacted in U.S. dollars and our assets and liabilities together with our cash holdings are predominately denominated in U.S. dollars reducing the exposure to currency fluctuations.

If the volume of our international operations increases and foreign currency exchange rates change, the impact to our consolidated statements of operations could be significant and may affect the comparability of operating results. The impact from foreign currency transactions during 2020 was not material. We do not believe a 10% increase or decrease in foreign exchange rates would have resulted in a material impact to our operating results.

JOBS Act

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, disclosing only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure; not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

We will continue to be an emerging growth until the earliest to occur of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.07 billion (as indexed for inflation), (ii) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common stock under a registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined under the Exchange Act.

We elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

BUSINESS

Overview

We are a leading provider of interconnect and other intellectual property (“IP”) technology that manages the on-chip communications in System-on-Chip (“SoC”) semiconductor devices. Our products enable our customers to deliver increasingly complex SoCs that not only process data but are also able to make decisions. Growth in the total addressable market (“TAM”) for our solutions is being driven by the addition of more processors, channels of memory access, machine learning sections, chiplets, additional input/output (“I/O”) interface standards and other subsystems within SoCs. The growth in the numbers of these connected on-chip subsystems place an increasing premium on the interconnect IP’s capability to move data inside complex SoCs. We believe this increase in SoC complexity is creating a significant opportunity for sophisticated SoC system IP solutions, which consist of Network-on-Chip (“NoC”) interconnect IP, IP deployment software and NoC interface IP (consisting of peripheral data transport IPs and control plane networks connected to NoC interconnect IP).

Founded in 2003, we believe we have pioneered and emerged as a global leader in the development of interconnect IP technology for on-chip communication that address the complexity, performance and cost requirements of advanced SoC semiconductors. Over time, we have expanded and scaled our interconnect IP and other IP businesses to provide hardware, software, documentation licenses, support and training under a license fee and a royalty business model, to companies that design and produce semiconductors worldwide. Our IP deployment solutions, which were significantly enhanced by our acquisition of Magillem Design Services SA (“Magillem”) in late 2020, complement our interconnect IP solutions by helping to automate not only the customer configuration of interconnects but also the process of integrating and assembling all the customer’s IP blocks into an SoC. Products incorporating our IP are used to carry important data inside complex SoCs for sophisticated applications, including automated driving, artificial intelligence/machine learning (“AI/ML”), 5G and wireless communications, data centers, and consumer electronics, among other applications.

Our interconnect IP solutions offer proven connections to multiple industry standard processors such as Arm, RISC-V, CEVA, Synopsys ARC and MIPS, as well as memory controllers, I/O and a variety of IP subsystems, to enable customers to integrate such IP blocks with high levels of efficiency and performance. Our solutions enable customer innovation because they are configurable for each customer’s design flow and SoC development projects, and have wide applicability for many types of complex SoCs. Our products have been designed into billions of SoCs.

Traditional on-chip communication methods, including bus and crossbar, are generally inadequate in handling advanced semiconductor communications for sophisticated applications. Technological advancements have led to increasingly complex SoCs that integrate numerous functions into a single semiconductor device. Massive amounts of wires, challenging timing closure and routing congestion lead to greater die area and chip cost. Increased transistor density and design frequencies create higher power consumption leading to heat dissipation challenges and shorter battery life for electronic devices. These challenges have significantly complicated SoC innovation.

We leveraged our extensive technological expertise to develop a new method for on-chip communication to address these critical semiconductor development challenges. We accomplished this by pioneering the use of proprietary networking techniques for on-chip communications to remove the inherent architectural limitations of traditional on-chip communications, thereby improving ease of integration, performance, silicon area, and power consumption. In doing so, we enable our customers to achieve their design goals faster, easier and at lower costs. We also offer an interconnect configuration cockpit that intelligently assembles a NoC interconnect from a library of NoC interconnect IP elements. In addition, our IP deployment software enables easier IP integration of our interconnect IPs – among other IP blocks that make up an SoC.

We work directly with our customers throughout the SoC development process and seek to develop long-term, sustainable relationships with them as our technology becomes embedded in their products. We also leverage our long history in interconnect IP designs and are able to serve a broad range of applications and deliver customer-specific features that are useful to our other customers. For example, we are a leader in the market of interconnect for advanced driver assistance systems (“ADAS”) SoCs, which we believe is a result of our quality, reliability, and innovative technology targeted at that business application.

We provide solutions for the global SoC market and we estimate our TAM for SoC system IP solutions is $1.1 billion in 2020. We estimate that our TAM will reach $3.2 billion by 2026, driven by an increasing number of SoC designs and growing complexity, increasing average selling prices of interconnect IP and IP deployment software and our move deeper into the NoC interface IP market segment. More specifically, we believe our growth will be driven by technology trends requiring more sophisticated on-chip processing in the automotive, AI/ML, 5G and wireless communications, data center and consumer electronic markets. Also, the need for sophisticated SoC system IP products is growing rapidly in order to address the requirements of smaller die size, lower power consumption and higher operation frequency, as well as management of critical net latency in a timely and cost-effective manner. As a result, we believe these trends have led to an increased economic benefit of in-licensing commercial semiconductor design IP.

During 2020, we generated $31.8 million in revenue, which includes in each period revenue recognized pursuant to substantial up front licensing payments due to how we structured certain customer contracts during these periods, $2.2 million in cash flows from operating activities, and $3.3 million in net loss. As of December 31, 2020, we had Annual Contract Value, which we define for an individual customer agreement as the total fixed fees under the agreement divided by the number of years in the agreement term, of $37.7 million. Since inception, our interconnect IP solutions have been used in over 500 unique SoC Design Starts. As of June 30, 2021, we had 166 Active Customers for both IP licensing and software products in our installed base across multiple applications that are utilizing our SoC system IP solutions in production.

Industry Background

Semiconductor complexity is increasing as the industry moves from SoCs that process data to SoCs that make decisions. Historically, a chip’s complexity was much lower as processors were connected to memories with relatively few peripheral IP block functions. Once the industry moved to 40 nanometer (“nm”) and more advanced process geometries, it became possible to build more complex SoCs, such as mobile phone application processors, which contained many more IP blocks and consequently required more sophisticated on-chip communications. With the rise of machine learning algorithms, such as convolutional neural networks, and semiconductor process technologies at 16 nm or smaller geometries, it became possible to build decision-making SoCs for applications such as automated driving and data center advertising acceleration. Integration of processors, accelerators, machine learning subsystems, sophisticated multi-channel memories, and an ever-larger number of interface standards have placed a premium on the ability to move data efficiently inside the SoC and between SoC chiplets. These trends further highlight the growing importance of interconnect IP in complex SoCs.

Increasing chip design complexity leads to rising costs. The slowing of Moore’s law and the need for more functionality and performance has necessitated new architectural paradigms and accelerated the move to more advanced process nodes. This has resulted in the adoption of significantly more expensive and complex chip design methods and manufacturing processes, creating a substantial rise in semiconductor design costs. Costs are projected to continue to rise as the number of IP blocks on an SoC are projected to increase more than 20% from 2021 to 2024 according to Semico Research, placing increasing importance on the cost efficiencies provided by SoC system IP solutions.

Increasing SoC complexity leads to increasing interconnect IP complexity. It is common for today’s SoC to contain multiple types of data traffic in the same design. In addition, the large number of IP blocks in complex SoCs means that more data traffic must be successfully managed. Data must be successfully brought to each of these IP blocks at a time where such data is required—otherwise that IP block will be “starved” of data. As SoC size has grown, partially due to incorporation of Machine Learning sections, SoCs are being split into chiplets, which are smaller pieces of silicon packaged together into one SoC unit. Communication between chiplets adds complexity, which increases the value of interconnect IP.

Increasing SoC complexity puts pressure on assembling IP blocks coming in from variety of sources. With potentially hundreds of IP blocks coming from a variety of vendors and internal development groups, SoC teams need to manage the IP supply chains with increasingly capable IP deployment software. These teams and their electronic design automation (“EDA”) groups also need to put in place increasingly capable SoC integration methodologies to improve SoC development success. These developments have driven the semiconductor industry to use IP deployment standards such as IP-XACT that are becoming increasingly sophisticated with each generation and require more sophisticated software to support them.

Increasing demand from emerging end markets and new market participants. New applications in markets such as automotive, AI/ML, 5G and wireless communications and data centers have increased the diversity and overall demand in the semiconductor market. These new applications have led to an increase in number of complex SoC designs. Chips used for AI training and inference acceleration have increased in die size, further increasing design costs with new design complexities and performance requirements. Also, new market participants, such as electronic system companies, Internet hyperscalers, and automotive original equipment manufacturers (“OEMs”), have begun internally developing their own chips. The increasing demand from current and new market entrants is increasing the need for SoC system IP solutions.

Shift to third-party IP for cost benefits, product differentiation, and accelerated time to market. It is difficult, time consuming and expensive to develop state-of-the-art SoC interconnect IP solutions. We believe this dynamic is accelerating the degree to which interconnect IP solutions are outsourced to commercial vendors. Commercial interconnect vendors, such as Arteris IP, have the potential to accelerate time-to-market because they engage with a greater variety of SoC applications and a greater variety of designs than the typical internal interconnect teams. Commercial vendors are therefore often able to spread interconnect and SoC development costs across a greater number of projects than internal interconnect and design teams.

SoC System IP Market

SoC-type semiconductors consist of pre-made IP blocks that are either licensed from third parties by semiconductor and electronics companies or developed in-house. These IP blocks must be assembled into SoCs as efficiently as possible to address end equipment and OEM customer requirements. Many of these IP blocks, including processors and other functional blocks, such as modems and vision subsystems, perform processing functions and execute complex software stacks. These IP blocks can number in the hundreds on a single chip and generate and consume commands and data, as well as work together as a unit. As SoCs become more complex, there has emerged a class of “system IP and software tools” designed to assemble these IP blocks into a functioning SoC at target cost and performance. We call this the SoC system IP market. The SoC system IP market consists of interconnect IP, IP deployment software and NoC interface IP. Our SoC system IP is used across a broad set of applications, with a market that we estimate to be $1.1 billion today and expanding to $3.2 billion in 2026. According to Deloitte, automotive electronics and industrial electronics are expected to be the fastest growing markets in the semiconductor industry, with revenue from consumer electronics, data processing and communication electronics set to grow steadily. As SoC technology evolves, we believe that there is a significant opportunity for us to grow our value by introducing additional functionality for our customers to integrate their SoCs efficiently using our SoC system IP solutions.

Automotive Market

The automotive market is undergoing technology disruption with the advent of automated driving, electrification, electronic control unit consolidation and vehicle connectivity to the internet. Furthermore, cars are becoming increasingly connected to a large network of data centers, roadside and city infrastructures, and other vehicles, creating the “Internet of Cars.” These trends have resulted in increased ADAS adoption. These innovations are expected to lead to dramatic increases in the amount spent on semiconductor content in cars from $92 billion in 2020 to a projected $129 billion by 2025, according to McKinsey and Company. As the electronically enabled car has continued to grow in sophistication and performance, complex SoCs must increasingly receive, process and communicate data, further requiring advanced interconnect IP solutions.

The different levels of automated driving are defined as “Level 1” to “Level 5” with “Level 1” being highly sophisticated cruise control and “Level 5” being fully automated without the need for human driving intervention. According to IHS Markit, the annual production of vehicles equipped with ADAS systems considered “Level 1” and above is estimated to grow at 10.7% compound annual growth rate (“CAGR”) from 2020 to 2026 and is estimated to reach 62 million units by 2026. The average number of NoC-enabled SoCs and high-end microcontroller units (“MCU”) in these vehicles is expected to be over 21 in 2026, for a total estimate of over 1.4 billion chips.

Due to the complex requirements of electronically enabled vehicles and the high rate of innovation required to compete in the “Internet of Cars” revolution, industry players are designing SoCs tailored to their sophisticated software and applications. This will result in more complex automotive-targeted SoCs, which we expect will continue to grow demand for reliable, configurable and proven interconnect technologies that accelerate a product’s time to market while reducing overall costs.

The “Internet of Cars” revolution is also disrupting the automotive supply chain. New business models such as ride sharing, transportation subscriptions and transportation as a service are being created. New potential entrants such as ride sharing companies, large data center companies and new automotive startups are changing the automotive business and increasing demand for more sophisticated transportation targeted semiconductors and therefore SoC system IP solutions. In addition, the traditional automotive supply chain is also restructuring, with semiconductor vendors, automotive “tier 1” suppliers and OEMs competing to own and control the electronic architecture of these cars. To compete, companies at all levels of the automotive supply chain have started creating their own chips, thus increasing the number of SoCs in the automotive industry and increasing demand for interconnect IP solutions.

Arteris IP interconnect IPs have been in all Mobileye SoCs since 2010. (Source: Mobileye)

Artificial Intelligence/Machine Learning Market

With the advent of AI/ML, semiconductors have changed from being data processors to sophisticated and adaptive decision-making devices. AI/ML SoCs must be “trained” on large data sets that have to be collected from real world data utilizing “training” SoCs. A different class of AI/ML SoCs uses such data to match the training data against actual data collected by sensors of the system utilizing “inference” SoCs. AI/ML is deployed in cloud data centers for applications such as personalized advertising and credit card fraud detection. AI/ML is also deployed at the edge of networks for applications such as automated driving, cell phones and numerous other applications.

AI/ML semiconductor structures require multiple IP blocks that use peer-to-peer on chip communications that have different data traffic characteristics than other parts of the SoC and thus require special interconnect features. Such interconnect features require greater attention to challenges including deadlock avoidance and mesh performance and the ability to transfer large amount of data to memories.

McKinsey and Company expects machine learning SoCs to comprise at least 50% of the custom application-specific integrated circuits (“ASICs”) or field programmable gate arrays (“FPGAs”) by 2025, as opposed to off-the-shelf central processing units (“CPUs”) or graphics processing units (“GPUs”). McKinsey and Company also expects the proportion of AI/ML edge chips that are custom ASICs will represent 70% of all edge inference chips by 2025. Further, Omdia forecasts that global AI edge chipset revenue will grow from $7.7 billion in 2019 to $51.9 billion by 2025, representing a 37% CAGR.

5G and Wireless Communications Market

According to Gartner, 5.8 billion enterprise and automotive IoT endpoints were connected to the internet in 2020. Today, many of these endpoints are connected using 5G wireless communications and we believe that the number of 5G connected endpoints will significantly grow in the future. The wireless communications market is in the midst of disruption as it allows efficient machine-to-machine communications at a massive scope and scale. 5G technology allows the cost-efficient connections of massive numbers of embedded sensors and other devices into ultra-reliable, high-bandwidth and low latency networks. In short, 5G enables smart devices utilizing sophisticated SoCs to communicate more information at faster speeds while using less power. As 5G is adopted as the wireless market standard, it is expected to revolutionize markets, including cars and smart city vehicle infrastructure, factory automation, logistics, and consumer and business broadband.

We believe the transition to 5G will accelerate SoC System IP market growth because the high complexity of 5G chips require more stringent requirements for bandwidth, latency, and power consumption, making an easy-to-integrate, high performance and low power on-chip interconnect a critical requirement. Gartner estimates 5G infrastructure semiconductor revenue will exceed $1 billion by 2024.

Other Applications

Large scale cloud data centers are augmenting and replacing corporate data centers. This evolution expands the market size and value for enterprise solid state storage systems and the custom ASICs that control them, further strengthening demand for interconnect technologies that improve storage performance and provide data integrity. In addition, hyperscale computing companies like Google, Amazon, Microsoft and Facebook are now creating proprietary chips for their own products. We believe that these new entrants into semiconductor design will increasingly provide market opportunities for third-party SoC system IP solutions.

The consumer electronics market is also expected to require increasingly complex chips primarily driven by the incorporation of AI/ML processing and 5G communications. In addition, the consumer electronics chip market is sensitive to time-to-market pressures, which also generates the need for increased semiconductor design productivity and faster implementation as enhanced by sophisticated interconnect IP solutions. Our low power features are valuable for battery life and power consumption in our targeted markets.

Industry Challenges

Interconnect IP development is a challenging, time consuming, and expensive process. The need for robust, maintainable interconnect technology becomes increasingly important as chip designs become more complex and larger in size, both driven by advances in semiconductor manufacturing technology. As semiconductor manufacturing technology has advanced, it has increased the number of IP block functions that can be added to SoC type semiconductors. However, as more IP block functions are added to a chip, the sheer number of physical connections required for communications between the on-chip IP blocks grows massively. Therefore, the larger and more complex the SoC, the more important the on-chip interconnect for overall chip performance, power consumption and cost. Interconnect and IP deployment technology is key to allowing SoC designers to design these types of chips while meeting their technical and time-to-market requirements. The industry is challenged to meet these requirements by itself because of the technical know-how to do so. Further, any failures due to quality issues are enormously expensive and industry standards for mission-critical applications like automotive are costly to meet. All these technology trends combine to require a large initial investment and a long-time commitment for a chip design team or commercial interconnect IP company to create semiconductor IP and software technologies that satisfy industry needs.

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Deep technical expertise and knowledge. Interconnect development requires an interdisciplinary engineering team with expertise and skill sets across a wide-range of engineering and scientific domains including hardware architecture, design, verification, EDA-class software development, and SystemC modeling, as well as deep understanding of physical design, design methodologies and networking architectures. The design process requires developing advanced hardware architectures to handle data coherency and consistency across the interconnect to achieve a high-performance, low power implementation. Complex flows and methodologies as well as specialized languages to generate configurable hardware and interconnect configuration software must also be designed, with hardware configurations defined using thousands of parameters that need to be meticulously managed, with millions of combinations to be considered. The interconnect design process also requires engineers to have an awareness of the physical implementation and floorplan of the target chip in order to generate an architecture that meets SoC requirements in terms of timing, area, and power. Designers require an in-depth knowledge of graph theory, common interface protocols, data models, and graphical user interfaces. In addition, they require the skills to develop design methodologies to manage dependencies in project execution where the interconnect configuration software generates the hardware IP and associated data evidence of product quality and compliance with industry standards.

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High quality. Interconnect IP requires a systematic deployment of quality-oriented methodologies, as any customer-level problems in the interconnect will result in SoC project delays or even project failures. Engineering teams creating interconnects must invest heavily not only in skilled engineering resources to develop and verify, but also processes and methodologies that provide early indication of any potential quality issues. The best interconnect engineering teams also leverage these methodologies to help automate design and verification tasks, which helps improve time to market for the interconnect IP provider. If the interconnect has serious problems, the SoC will not be operational, resulting in significant economic losses.

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Safety standards. High reliability of the interconnect is a heightened requirement for mission-critical markets including automotive, industrial robotics, medical and space. An in-depth knowledge of and adherence to standards, such as the ISO 26262 automotive functional safety standards, further increases the challenge of developing a reliable interconnect targeted at these applications.

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Long time commitment and high investment cost. We believe the engineering development cycle for each new interconnect and the market development cycle to establish a significant market position for a customer or for a commercial vendor requires large teams, many years and great expense. Additionally, we believe the investment required by a customer to internally create a configurable interconnect technology for a new SoC can be very expensive compared to the cost of licensing from a proven interconnect IP provider.

Given the above challenges, developing commercial interconnect IP and software tools requires large engineering teams with advanced skillsets, significant amounts of time, and substantial financial investment. By licensing commercial interconnect IP, companies can free up resources to focus on developing new product capabilities and differentiators. Further, we believe the large investments needed to develop commercial interconnect IP also create barriers to entry for potential commercial competitors.

Our Solutions and Competitive Strengths

We are a leading provider of interconnect and other IP technology that manages the on-chip communications in SoC semiconductor devices. We believe our SoC system IP is integral to our customers in the automotive, AI/ML, 5G and wireless communications, data centers, consumer electronics and other markets. Our core strengths include:

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We help accelerate our customers’ time to market. Our interconnect hardware and SoC cockpit software helps accelerate SoC development and integration at several different steps in the SoC design cycle. For example, we offer design exploration and modelling capability for SoC architects to explore the interconnect IP performance of their designs ahead of hardware description language generation in order to speed up SoC architecture definition. As another example, we have automated test bench generation to accelerate verification of our interconnect IP products. Still further, our physical awareness capability allows estimation of critical net latencies and estimates whether the interconnect IP will meet our customers’ required timing. Our SoC system IP product lines are structured so that our customers can customize the interconnect for their needs, helping accelerate interconnect IP customization for their particular SoC configurations. In addition to interconnect IP productivity features, we offer a combination of automated interconnect configuration software, pre-verified interfaces to IP block protocols, pre-verified interfaces to EDA tools and a pre-verified interconnect IP element library for rapid generation of customer specific interconnect IP products. Our IP deployment solutions also help accelerate SoC development by enabling the IP blocks making up an SoC to be packaged in a standard format called IP-XACT (Institute of Electrical and Electronics Engineers—IEEE 1685), which provides a uniform IP block assembly and reuse methodology. The IP deployment tool suite includes numerous packages that allow configuration of IP block exit port registers, establish high level SoC connectivity and link documentation to the IP-XACT design information.

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Our products help improve performance of our customers’ SoCs. We believe that using our SoC system IP solutions can result in improved SoC metrics such as higher performance, lower power consumption and smaller die area. We have extensive low power management features such as three levels of clock gating and power domain features for low power applications such as smart phone application processors and other SoCs for hand-held applications. We enable customers to partition their designs into “frequency domains”, allowing some domains to run at higher frequencies than others, in order to trade-off performance against SoC power consumption.

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We enable lower customer research and development and SoC unit costs. We believe that we enable lower chip research and development costs, lower SoC unit costs and reduce project risk as compared to solutions developed internally or licensed from another vendor. We have targeted our interconnect IP to be area-efficient so that we can offer silicon area savings, and resulting chip cost savings, compared to other interconnect IP alternatives. For example, the interconnect IP generally makes up a meaningful proportion of the overall SoC area at the completed SoC stage, and savings of 1 square millimeter of area can potentially offer a significant savings in term sof SoC unit costs. We provide an integrated package of software, hardware, documentation, verification tools and pre-verified interfaces to major IP blocks and EDA tools. We believe IP and software can save our customers time and money, and enable them to focus on product differentiation and revenue generation.

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We believe we have grown our product portfolio through robust and focused research and development. Developing commercial interconnect IP and software tooling requires large and specialized engineering teams, significant amounts of time and extensive periods of commercial productization. We believe we have been the pioneer of using networking technology for on-chip communications and have been licensing such interconnect IP products since 2006. Our strategy is to deliver one new interconnect IP or IP deployment product per year and we have done so since 2013, most recently with the introduction of our Ncore 3 cache coherent, multi-protocol interconnect IP product in 2020. As of June 30, 2021, we have 135 development engineers on staff covering hardware, software, verification, testing and methodology development. Such a sizeable, multi-disciplinary engineering team allows us to undertake SoC system IP products of sizeable scale and permits us to work on multiple product development projects at the same time.

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We have grown our solutions through targeted acquisitions. We intend to continue to support a robust internal technology development program that is complemented by synergistic acquisitions to increase customer productivity and to lower SoC development and production costs. We believe we have the ability to complement our product development with selective acquisitions to strengthen our SoC system IP product portfolio. With our acquisition of Magillem in 2020, we added complementary technology that helps automate not only the customer configuration of their interconnect, but also the process of integrating and assembling all the customers’ IP blocks into an SoC.

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We are able to address mission critical applications. Currently we are the market leader in the ADAS SoC interconnect IP market segment, capturing over 80% of the market as of December 31, 2020, according to our analysis. We believe we are positioned to take advantage of the rapid growth of semiconductor content in cars. We have been focused on the automotive market segment since 2012 and have over 60 automotive SoC design wins. Additionally, we have established customer relationships with market leaders such as Mobileye/Intel, NXP and Bosch. In addition to ADAS and autonomous driving control systems, our interconnect IP is used in radar, Lidar, communications, and dashboard/driver management. As cars continue to grow in complexity and connectivity, we believe there will be significant growth in the number of increasingly powerful SoCs that will need automotive grade on-chip interconnect IP. Our interconnect IP is designed to meet the automotive safety integrity level D (“ASIL D”) of the ISO 26262 automotive functional safety standard, which is the highest level, helping to position us as an ideal partner to innovative companies in the advanced automotive SoC market. We believe our solutions make it easier for our automotive semiconductor “tier 1” and OEM customers to collaborate and meet functional safety standards by establishing traceability between requirements, specifications, hardware and software implementation, verification and testing, and quality assurance. Because of this, our IP deployment software is a complement to our interconnect IP in helping our customers meet their ISO 26262 functional safety requirements.

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We have developed a “connected by Arteris IP” ecosystem to provide a broad set of SoC system IP solutions. Interconnect IP is the data transport backbone of the SoC, connecting IP blocks such as CPUs, GPUs and memory controllers. We work with industry-leading companies who provide these blocks, including IP companies such as Arm Ltd., MIPS Technologies, Inc., Synopsys, Inc., Cadence Design Systems, Inc., Codasip GmbH, and other RISC-V IP vendors to support their products and protocols working with our IP deployment solutions and interconnect IP products. By offering an unbiased, standards-based interconnect infrastructure to which other IP vendors can connect, and supporting a broad range of transaction protocols, we believe we have simplified the industry’s development of heterogeneous SoCs while solidifying our role as a neutral, technology-agnostic provider across the semiconductor industry. In addition to on-chip integrations with partners, we work with EDA companies such as Synopsys, Cadence and Siemens EDA to provide prepackaged interfaces to their EDA tools such as simulators, modeling systems, and logic and physical synthesis tools. By working closely with semiconductor IP and EDA leaders, some of whom compete with each other, we believe we have established credibility as a trusted enabler to integration of their products within our joint customers’ chips and design flows.

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We believe we benefit from distinct competitive advantages. We believe our interconnect IP technology benefits from barriers to entry due to our many years of experience and the strength of our proprietary solutions, as well as the significant technical expertise and research costs required to develop a competitive product. We were founded in 2003 when we believe we helped pioneer the industry’s NoC interconnect IP and have maintained our competitive position with our global team of over 135 hardware and software engineers as of June 30, 2021. Developing interconnect IP requires an interdisciplinary engineering team with expertise and skillsets across a wide range of sciences and domains as well as a deep understanding of semiconductor physical design, design methodologies, and networking architectures. Building such teams and keeping them together over long periods of time presents a challenge for many companies and we believe it provides a competitive advantage to us. Additionally, strategic patience and focus are required to participate in the market. For example, we believe that the customer acquisition process has a typical duration of two to nine months; following this, a customer’s chip design cycle is typically between one to three years. Customers typically start shipping their products containing our interconnect IP solutions between one to five years following completion of their product design, known as mass production at which point we start to receive royalties; this lasts for up to seven years or longer depending on the market segment. We also leverage our long history of interconnect IP design to deliver customer-specific features, further deepening our relationship and integration with the customer’s product. We are able to market such features to the rest of our customer base, sharing the benefits of our research and development with them. With our SoC system IP products embedded in our customers’ SoCs, there are significant switching costs in moving to alternative solutions. We believe that our product quality and technical strength have enabled our high customer retention rate.

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We offer global support for our SoC system IP customers. Interconnect IP technology is complex, and our customer support is critical for the successful deployment of our IP in our customers’ designs. We support customers utilizing our interconnect IP solutions on a global basis with architectural reviews, training, implementation support, and tape-out support. We work directly with our customers throughout their design processes to develop long-term sustainable relationships as our technology becomes embedded in their products. We have more than 25 corporate and field application engineers in our global support organization. Many of our application engineers have advanced degrees, years of SoC design experience and passion for helping our customers drive their SoC designs to production status. We believe our application engineers are critical advisors to our customers’ design teams.

Our Growth Strategy

We believe that as SoCs become more complex, the value of SoC system IP technology increases since it enables the efficient movement of data within the SoC. We also believe that, as SoCs become more complex, interconnect IP technology becomes more time-consuming and riskier to develop internally within semiconductor companies, favoring interconnect solutions provided by outside parties such as Arteris IP. As a dedicated interconnect IP provider, we enable our customers to leverage the knowledge and deep expertise developed by us through many years of focus on solutions for a variety of customers.

Our growth strategy includes the following:

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Leverage our SoC system IP technology leadership and focused research and development to provide solutions for the semiconductor industry that builds SoCs. We devote the majority of our operating expenses to research and development of interconnect IP and IP deployment related solutions and technologies to retain our SoC system IP market position. We believe that the semiconductor industry needs an independent interconnect IP infrastructure that various IP block technologies can connect to without competitive bias. We intend to remain neutral regarding the connection and integration of SoC IP blocks whether they are sourced from IP block vendors or are internally developed. We intend to continue to compete vigorously in the interconnect IP segment and to support, and minimize risks of competing with, our valued partners and customers developing non-interconnect IP block technologies. We intend to remain focused on providing interconnect IP and software technologies for the entire semiconductor industry that build SoCs.

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Address high growth segments such as automotive, AI/ML, 5G and wireless connectivity, data centers, and consumer electronics. We are focused on fast growing semiconductor market segments. We have been focused on the automotive market segment since 2012 and have at least 60 design wins in this sector. We intend to continue providing regular introductions of interconnect IP products to enable the semiconductors that are connecting cars, roads, and the cloud resulting in the “Internet of Cars.” We are also focused on the emerging AI/ML and 5G and wireless communications markets, which are particularly sensitive to power consumption and idle power, and we believe these market segments can continue to benefit greatly from our low power interconnect IP solutions. We intend to maintain our focus on the automotive, AI/ML and 5G and wireless communications markets while expanding further within high growth segments such as data centers and consumer electronics.

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Expand our customer base through ongoing SoC system IP innovation. SoC evolution has continued at a rapid pace, and with it the demand for SoC system IP solutions. New technologies and trends driving the need for SoC system IP development include innovations such as cache coherency outside of the processor subsystem, machine learning SoCs utilizing peer to peer data traffic, greater use of separate sets of dies, or chiplets, inside SoCs and the increasing emphasis on silicon functionality and safety. We believe that the complexity of these trends necessitates ever increasing sophisticated SoC system IP solutions and represents a great opportunity for Arteris IP as a leading commercial company focused exclusively on these solutions. Our goal is to deliver interconnect IP technology and deployment solutions ahead of when the SoC industry requires them. We aim to deliver at least one new interconnect IP or IP deployment product every year, addressing new SoC technology needs. We intend to expand the functionality of interconnect by adding NoC interface IP products that leverage SoC data moving through our interconnect IP products. Such NoC interface IP products may include a variety of types of inter-chip links for seamless connectivity of chiplets, which make up larger system-in-package type SoCs and memory schedulers. These offer end-to-end quality of service (“QoS”) and error correction code (“ECC”) as well as a variety of new last-level cache memory products giving our customers the choice to either keep data on-chip or move it to off-chip dynamic random-access memory (“DRAM”). We believe such roadmap products can expand our TAM and offer an opportunity for us to further expand the value of our SoC system IP products. In addition, we plan to continue to work with customers to deliver product enhancement releases for existing products. These requirements are identified in part by our global sales and application engineering organization that is engaged in helping customers utilize our products and solutions.

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Expand our customer base through increased investment in sales and marketing. We plan to continue to expand our global sales and application engineering organization, which has a strong presence in North America, Europe, the Middle East, China, South Korea, Japan, and India. We hire local talent who are attuned to the key regional needs of local markets, customers and languages. While most of our customer engagements are handled directly by our regional sales and application engineering forces, we utilize distributors in Israel and India for interconnect IP and in Korea for IP deployment solutions, although this represented less than 10% of our worldwide revenue in each of 2019 and 2020. Our marketing is focused on helping customers understand the value of our solutions and creating awareness of the latest developments in our markets. We believe a key measure of our success is the number of successful SoCs produced by our customers utilizing our technology. To date, there have been over 300 production SoCs designed with our technology, which have been incorporated in approximately 2.8 billion SoCs that have been shipped in electronic systems.

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Continue to pursue selective acquisitions and other strategic transactions to acquire complementary solutions and accelerate growth. We intend to continue to target acquisitions to achieve our objective of making our SoC system IP solutions critical to the next generation of SoC design and development. For example, we acquired the assets of Magillem in November 2020 to deliver synergy between the interconnect semiconductor IP and software for IP packaging and assembly. With this acquisition, we added complementary technology to our portfolio that helps automate customer configuration, integration and assembly of the interconnect into an SoC. In addition, this IP deployment software allows us to gain a deep understanding of the entire “bill of materials” of the IP blocks integrated into an SoC, as the interconnect IP is the on-chip means to connect these blocks. We believe our planned continued integration of these technologies can provide substantially increased efficiency in the assembly of SoCs. In addition, we anticipate this integration can lead to added benefits such as automated documentation, traceability for quality processes and functional safety, and software driver generation to reduce defects, providing significant customer value.

NoC Interface IP Growth Opportunity

Interconnect IP carries majority of the data in an SoC. As a result, there is an opportunity to add additional customer value by developing additional data plane and control plane capabilities that attach directly to our interconnect IPs and are implemented in SoCs by our IP deployment software. Currently, we offer NoC interface IP products such as a memory schedulers, last level caches and SoC data visibility and SoC debug IPs. We see an opportunity to further expand our product portfolio and TAM with additional control networks and subsystems that can accelerate our customers’ ability to deliver production SoCs to their end markets. Such networks may include clocking, register management and interrupt networks. Control subsystems such as power management, security, performance monitoring and debug may provide additional value to customers looking to lower the cost and risk of SoC development. With the integration of interconnect IP and NoC interface IPs, we believe we would be able to provide end-to-end solutions for quality of service, system level security and SoC resilience. NoC interface IP represents a natural expansion of our technical and business capabilities.

Our Solutions

We provide semiconductor interconnect IP and IP deployment solutions to serve our target end-markets, including automotive, AI/ML, 5G and wireless communications, data centers, and consumer electronics. We regularly release new products to address the rapid evolution of SoC technology.

PRODUCT	LAUNCHED	APPLICATION
FlexNoC	2010	Non-coherent interconnect
FlexWay	2010	IP subsystem interconnect
FlexPSI	2013	All-digital inter chip link
FlexNoC Resilience	2014	Resilience for ISO 26262 compliance
FlexNoC Physical	2015	Links to physical placement and routing tools
Ncore	2016	Cache coherent interconnect
PIANO	2017	Automated timing closure
CodaCache	2018	Independent last-level cache
AI Package	2019	Machine learning interconnect
Ncore 3	2020	Multi-protocol cache coherency

In addition to historical annual introductions of new interconnect IP solutions, we regularly develop and deliver updates that provide product enhancements to our customers. We believe the combination of our solutions and the strategic neutrality that we offer to the semiconductor industry positions us well as a reliable, trusted and innovative SoC system IP solution for our customers.

Interconnect IP Products

We believe we offer the semiconductor industry an industry-leading commercially available interconnect IP portfolio. By pioneering the use of our proprietary networking techniques for on-chip communications, we believe our solutions enable our customers to deliver higher SoC performance with shorter design schedules, lower research and development costs, lower SoC unit costs, and reduced project risk as compared to their own internally developed solutions. Select offerings of our interconnect IP product portfolio include:

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FlexNoC: FlexNoC is a silicon-proven interconnect IP product that has been integrated into hundreds of chip designs. The product’s network-on-chip technology converts on-chip communications signals between IP blocks, such as reads from and writes to memory, into digital packets. Packetizing on-chip communications allows the interconnect to be configured for enhanced performance and simplifies the connections of on-chip IP blocks, similar to how the internet eases the simultaneous connectivity of large numbers of computing devices. We also provide optional add-on packages for FlexNoC, such as the FlexNoC Resilience Package, which provide on-chip data protection that enables customers to meet the ISO 26262 and IEC functional safety standards for markets like automotive, and the FlexNoC AI Package that addresses highly scalable peer-to-peer on-chip communications required by machine learning neural network chip designs. FlexNoC started shipping in 2010 and has been incorporated into approximately 2.8 billion SoCs that have been shipped in electronic systems.

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Ncore: Ncore is a silicon-proven, cache coherent interconnect IP product that provides scalable, configurable and area efficient characteristics for use across multiple end-markets. In an SoC, cache coherency is a special data traffic class that requires complex interconnect IP features. In a multiprocessor system, cache coherency ensures all processors in the SoC have the same view of memory in order to simplify the task of programing software by making it unnecessary to understand the exact hardware implementation. Each CPU has its own cache memories where the same copy of the data is kept. As CPUs are changing their local copies of the data, a mechanism is implemented to ensure that other copies of the data in other CPUs and caches are maintained in a coherent manner and do not become stale and out of synchronization. Coherent interconnects have directories that keep track of the shared data across the different CPU and use messages to keep the shared data consistent across the cache coherent subsystem. Ncore uses a messaging protocol to keep data consistent across different processors and directories to keep track of shared data across the coherent sub-system. Hardware cache coherency eliminates the need for cumbersome software to maintain the data coherency. As compared to software-based solutions, we believe the Ncore hardware cache coherent interconnect provides higher performance, simplifies software programming, and reduces the chances of introducing software bugs, thereby increasing overall system quality. Since initial shipment in 2016, we have launched eight releases of Ncore which have been designed into numerous production cache coherent SoCs.

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CodaCache: CodaCache is a last-level cache (or local memory) interconnect IP product, used anywhere in the network-on-chip, for minimization of SoC data latency or improvement of performance. CodaCache is designed to decrease critical net latency of SoCs by minimizing off-chip read/write accesses to separate dynamic random-access memory (“DRAM”) chips. Off-chip DRAM access takes many more cycles, thereby increasing latency, compared to having certain data stored in a local on-chip CodaCache memory. For example, a complex SoC may have four DRAM memory controllers or have one CodaCache and only two DRAM memory controllers. Such a scheme offers lower cost in certain SoC architectures.

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PIANO: Physical Interconnect Aware NoC Optimizer (“PIANO”) is a software tool that estimates physical layout effects during the architecture and logic development stages of an SoC interconnect design. At 16 nm process geometries and below, PIANO enhances the ability to design a valid SoC interconnect architecture that could be difficult to layout physically. PIANO also enables input of a SoC floorplan with physical locations of IP blocks, routing channels and blockages. With this information, PIANO is able to place SoC library elements in available channel space, enabling computation of critical connection latencies. This information can be used to further optimize latency, lower power consumption and reduce die area of a particular SoC interconnect implementation. PIANO can also automatically provide timing closure estimation to validate the timing that can be closed on a particular SoC interconnect implementation. This information can then be sent to downstream physical placement and routing tools as a starting point for layout implementation, thereby reducing the number of place and route iterations and shortening time to market.

IP Deployment Products

We provide a suite of IP deployment software solutions that enables the packaging, reuse and integration of most types of IP blocks using the IP-XACT (IEEE 1685) standard. This suite of IP deployment software provides a platform to any semiconductor design company from the architecture of the SoC through delivery of a fully documented and traceable chip design. This software suite manages register configurations of IP blocks, assembles multiple IP blocks into SoC devices, and links design parameters and metadata to documentation. Our IP deployment software is designed to shorten our customers’ design schedules and improve SoC engineers’ productivity. Our IP deployment products also deliver EDA front-end design environment software that provides seamless integration across specification, design, and documentation processes, along with design data intelligence. We believe the combination of IP deployment software and SoC interconnect hardware provides more comprehensive SoC integration capabilities to our customers. Our IP deployment product portfolio includes:

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Specification: Our IP deployment product suite captures connectivity and memory requirements and executes specifications to predict device behavior to streamline the design phase. The suite enables customers to build the architecture of semiconductor systems, either from the software map (software intent flow), or from the hardware block diagram (hardware intent flow) and enables full compliance and traceability of its systems top-down and bottom-up, across software and hardware intent flows. Users can automatically build a virtual prototype of an electronic device, and run and debug software on that virtual prototype. This enables software development far before the physical hardware board is ready to facilitate early software development.

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Design: We provide a broad suite of software tools that can accelerate designs with highly configurable and scalable solutions. Our solutions address packaging, connectivity, register configuration, embedded software, and EDA flows and we believe we provide best-in-class front-end design environments based on worldwide IP-XACT extensible markup language (“XML”) standards through our ready-made design solutions.

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Documentation: Our documentation capabilities provide full traceability and consistent product information with content reuse and multi-channel publishing to manage, update, and synchronize content. The product suite addresses challenging content management use cases by enabling the consistency, integrity, and quality of all design-related content. The product also provides an incremental traceability framework that allows system engineers to create, edit, and manage interdependencies between the various and heterogeneous system data and properties that make up a design flow.

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Design Data Intelligence: Our design data intelligence capabilities enable our customers to unlock their data potential to better understand their business contexts. The product suite includes a design environment that enables SoC developers to efficiently view, track, monitor and share their design objects stored on a central server through a thin client web browser and generate real-time, customizable reports on their design data. It also provides a knowledge capture toolset that enables real-time collection and analysis of large volumes of free-format text, enabling our customers to extract the collective intelligence of its teams.

Customers

We sell to a global and diverse customer base, including semiconductor manufacturers, OEMs, hyperscale system houses, semiconductor design houses and other producers of electronic systems. We work directly with our customers throughout their design processes and seek to develop long-term, sustainable relationships with them as our technology becomes imbedded in their products. As a result, we believe we are well-positioned to continue to attract and retain customers, and to continue developing next-generation SoC system IP solutions for their future products. As of June 30, 2021, we have over 160 Active Customers, which we define as customers who have entered into a license agreement with us that remains in effect. We have 128 Active Customers for our interconnect IP solutions and 38 Active Customers for our IP deployment software solutions as of June 30, 2021.

During 2020, in addition to growth within our existing customer base, we added 24 net new customers for our interconnect IP products, and 38 new customers through our acquisition of Magillem. We have commenced 2021 by continuing this trend, having added 16 net new customers by June 30, 2021. We have added 123 new customers since the beginning of 2014. In 2020, we had two customers that each represented more than 15% of our revenue.

As of June 30, 2021, our customers were geographically distributed as follows:

During fiscal year 2020:

∎	33% of our revenue was derived from customers based in the Americas;

∎	8% of our revenue was derived from customers based in Europe and the Middle East; and

∎	59% of our revenue was derived from customers based in the Asia Pacific region.

As of June 30, 2021, we had 166 Active Customers for both IP licensing and software products. This includes 39 customers whose primary vertical is automotive, 38 customers in machine learning/artificial intelligence, 13 customers in 5G and wireless communications, 31 customers in infrastructure, 38 customers in consumer electronics and 7 customers in other verticals.

Our key customers include Intel/Mobileye, Samsung, NXP, Bosch, and STMicroelectronics.

Sales and Marketing

We work closely with our customers throughout the SoC design lifecycle to help them use our SoC system IP solutions to meet their specific needs. It is important to our success that we engage our customers early and collaborate throughout the design cycle. Our support organization is able to communicate best SoC design practices and receive early insight into customer requirements. This insight often results in new and innovative product features.

SoC system IP sales cycles range from two to nine months or longer. For repeat customers, our sales cycle length is generally shorter.

As of June 30, 2021, we maintained sales offices, sales personnel, or sales representatives in the United States, China, France, South Korea, Japan, Israel, and India. As of June 30, 2021, our sales management had an average of 23 years of sales experience. As of June 30, 2021, we had 31 corporate and field application engineers, which we believe is the largest such support force in the interconnect IP market. Corporate and field application engineers work closely with our customers in both presales and support roles, providing expert advice to our SoC architect and engineering users on how best to use our IP and software to design and implement their SoCs. As a result of these close relationships and detailed information sharing, our application engineers gather early knowledge of future expected customer needs including potential new sales opportunities within the customer and requirements for new capabilities for our products. As a result, we believe our close relationships and technical credibility with our customers provide a competitive advantage.

Our marketing strategy emphasizes thought leadership and educates potential customers about how our products can address their system IP challenges. We use technical papers, in-person and online events, to highlight our capabilities.

Research and Development

We devote the majority of our operating expenses to research and development of interconnect IP and IP deployment solutions and technologies. The development of interconnect IPs for complex SoCs is a challenging task that requires multiple competencies and close contact with customers in order to deliver sophisticated solutions. The development and maintenance of these solutions requires:

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Management of an interdisciplinary engineering team with expertise and skillset across a wide-range of sciences and domains such as architecture, design, design verification, EDA-class software development, and SystemC modeling, as well as deep understanding of physical design, design methodologies and networking architectures;

∎	Advanced SoC architectures for handling data coherency and consistency that result in a high-performance implementation with low power;

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Complex design flows and methodologies, as well as specialized languages for generating configurable interconnect IP. The designs require configuration using thousands of parameters that must be meticulously managed with millions of combinations;

∎	Capability to understand the physical implementation and floorplan of the target SoC in order to generate a design that meets physical implementation requirements in terms of timing, area and power;

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Sophisticated design verification methodologies to ensure quality of configurable interconnect IP across millions of possible combinations, as well as complex test benches for simulation and emulation;

∎	In-depth knowledge of common interface protocols, graph theory, data models and graphical user interfaces;

∎	Sophisticated design flow to manage dependencies resulting from the interaction of hardware and software in the SoC;

∎	In-depth knowledge of safety standards, including ISO 26262 ASIL B/D for automotive and IP-XACT IP packaging standards for all SoCs; and

∎	Support of a broad ecosystem of SoC design tools, semiconductor foundry libraries, processor and other IP.

IP deployment software development is similarly challenging as it requires broad support of the IP packaging standard, IP-XACT, and the ability to deliver features and enhancements required as customers deploy ever changing IP block libraries for their SoC projects. Our IP deployment software has to conform not only to industry standards, but also to ever evolving SoC integration methodologies.

Once interconnect IP is designed into customer SoC projects, there are significant switching costs to adopting different interconnect IP and IP deployment solutions, especially in the automotive sector where switching interconnect IP solutions may involve product functional safety re-certification.

Our research and development strategy includes offering customers several product enhancement releases per year, complemented with a planned introduction of at least one new interconnect IP or IP deployment product every year.

We believe we have assembled one of the premier engineering teams for interconnect IP development and IP deployment in the world. As of June 30, 2021, we have 82 engineers devoted to interconnect IP development and 53 engineers devoted to IP deployment software totaling 135 employees. In 2020, we spent $17.0 million on research and development, which represented 54% of our revenue.

Competition

For interconnect IP, we primarily compete with interconnect solutions developed internally by our SoC customers. Many of the largest semiconductor companies have their own interconnect IP development teams which makes customer penetration relatively difficult, time consuming and expensive. However, we believe that over time the expense and difficulty of developing a broad suite of interconnect IP and IP deployment solutions has the potential to expand the use of commercial SoC integration solutions. In addition, we also compete with third-party providers, including Arm and several smaller companies. While we do compete with Arm in the interconnect IP market, we believe our solutions are complementary to Arm’s processor portfolio and protocol deployment. We often execute integration of Arm processors in heterogeneous environments, which can accelerate deployment of Arm processors. While there are several smaller companies developing interconnect solutions, we believe that our extensive investment in research and development over many years creates a barrier to entry. Developing interconnect IP solutions that are robust, configurable, and capable of handling multiple functionalities requires deep technology expertise and large research and development investments. We compete based on die area reduction, lower idle power consumption, improved data movement performance such as frequency, latency and bandwidth, as well as faster time to market. We believe we compete favorably with respect to these factors.

IP deployment similarly competes mainly against internally developed solutions. Commercial competitors consist mainly of smaller companies that generally provide point products rather than complete solutions.

Intellectual Property and Proprietary Rights

We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. As of June 30, 2021, we had 76 total issued patents, pending patent applications and non-expired provisional patent applications worldwide. Of these, we had 32 issued patents, 31 of which are U.S. issued patents and 1 is a U.K. issued patent. The 32 issued patents generally expire between 2035 and 2041. As of June 30, 2021, we had 44 pending non-provisional and provisional patent application filings, including 31 in the United States, 5 in Europe, 6 in China, 1 in Korea and 1 in Japan. In addition, we have a trademark program covering, where feasible and in accordance with local laws, our products as well as our corporate names and logos.

Our progress in developing our technology and products, and our ability to compete worldwide, is a direct result of our commitment to develop and maintain leadership of our proprietary products and to develop and file to protect our intellectual property. We rely on a combination of patent, trademark, trade secret and copyright laws, as well as contractual and licensing restrictions to protect the proprietary aspects of our technology. We also take steps to protect against misuse of our licensed products, for example with license keys that limit the time allowed for our licensee customers to use configuration tools to generate hardware description source code that is used in their semiconductor hardware products.

We routinely use non-disclosure agreements, limited evaluation agreements, and substantive license agreements with procedures to assist customer usage while limiting wrongful disclosure or misuse of our intellectual property. In addition, we are committed to develop products not only in the U.S. but in France and other countries, where the country or origin may favorably impact the ability to license our IP solutions and technology in accordance with applicable export laws and regulations. Technological change and customer needs for emerging feature needs in our solutions inspire and motivate our personnel to update and enhance our offerings every year.

We focus patent protection beyond the United States in countries and jurisdictions where we determine that such filings will assist the strategic reach and value of our patent portfolio. Patents and other legal IP protections arise when we have conceived or developed novel and valuable new or improved technology relating to our IP solutions, that may affect our customer and our own licensing business outside the U.S. Certain countries in which our IP solutions are or may be developed, manufactured or sold may not have or enforce laws that protect our technology and intellectual property rights to the same extent as under U.S. law.

Material Agreement

Qualcomm Agreements

In connection with an Asset Purchase Agreement by and among Qualcomm Technologies, Inc. and Qualcomm France SARL (collectively, “Qualcomm”) and us and certain of our subsidiaries dated as of October 9, 2013 pursuant to which we sold to Qualcomm certain assets and intellectual property related to our FlexNoC product (the “Purchase Agreement”), we and our affiliates retained a non-exclusive, worldwide, perpetual right under patents acquired under the Purchase Agreement to, among other things, manufacture, license and distribute certain FlexNoC products and certain modifications thereto (the “Retained Rights”). In addition, we and Qualcomm Technologies, Inc. entered into a License Agreement dated as of October 11, 2013 (the “License Agreement”) pursuant to which we and our affiliates obtained a license to, among other things, reproduce, use, license and distribute certain FlexNoC-related works of authorship and technology that were acquired or owned by Qualcomm in connection with the Purchase Agreement for the purpose of enabling us to continue to offer and support FlexNoC products and certain modifications thereto (the “Licensed Rights”). There is no charge under the Purchase Agreement for our use of the Retained Rights or the Licensed Rights. Our rights in the Retained Rights continue until the last to expire of the relevant patents, and the License Agreement continues in perpetuity, in each case unless terminated as described below.

Qualcomm may terminate the Retained Rights in the event (i) we or our subsidiaries that are party to the Purchase Agreement breach any material terms of the Purchase Agreement applicable to the Retained Rights or any material terms of the License Agreement and fail to cure any such breach within 90 days after notice of such breach from Qualcomm, or (ii) we or any of our affiliates initiate a claim of patent infringement against Qualcomm or its affiliates (excluding such claims that are counterclaims in proceedings initiated by Qualcomm or its affiliates) and does not withdraw such claim within 30 days after Qualcomm’s written request to do so. Qualcomm may terminate the License Agreement in the event we breach any material terms of the License Agreement or any material terms of the Purchase Agreement applicable to the Retained Rights and fail to cure such breach within 90 days after notice of such breach from Qualcomm. Qualcomm may also terminate rights granted under the License Agreement to a certain development environment used in connection with our FlexNoC product (which could effectively preclude us from continuing to enhance our FlexNoC product and adversely affect our FlexNoc business) in the event of a change of control of our company (as defined in the License Agreement) which would effectively include, in a transaction or series of related transactions, a sale of our company, or the sales of securities by us or our stockholders that would result in the stockholders and optionholders of our company as of the date of the License Agreement not retaining beneficial ownership of more than 50% of our company. We believe that, as we have and continue to deliver new products since the date of the License Agreement, such as our range of IP deployment products, Ncore cache coherent interconnect, Codacache last level cache and PIANO physical awareness, the importance to our business and product portfolio of the FlexNoC development environment will decrease over time.

We may not assign the License Agreement without Qualcomm’s written consent (and a change of control of our company shall be considered an assignment for the purposes of such prohibition) except that we may assign the License Agreement to an acquirer of our business that consists of licensing certain FlexNoC products, and we may only assign the Retained Rights to an entity to whom we have assigned the License Agreement.

Governmental Regulation

We are subject to regulation by various governmental agencies in the United States and other jurisdictions in which we operate. These laws and regulations (and the government agency responsible for their enforcement in the United States) cover: radio frequency emission regulatory activities (Federal Communications Commission); anti-trust regulatory activities (Federal Trade Commission and Department of Justice); consumer protection laws (Federal Trade Commission); import/export regulatory activities (Department of Commerce); product safety regulatory activities (Consumer Products Safety Commission); worker safety (Occupational Safety and Health Administration); environmental protection (Environmental Protection Agency and similar state and local agencies); employment matters (Equal Employment Opportunity Commission); and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. Our operations are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, as well as the anti-corruption, anti-bribery, and anti-money laundering laws in the countries where we conduct business.

In addition, certain of our products, including our IP interconnect and other solutions and technology are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations (“EAR”) and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. These regulations may limit the export of our products and technology, and provision of our services outside of the United States, or may require export authorizations, including by license, a license exception, or other appropriate government authorizations and conditions, including annual or semi-annual reporting. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons, and entities. In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, re-exportation, and importation of our products and technology and the provision of services, including by our partners, must comply with these laws or else we may be adversely affected through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products and technology. Complying with export control and sanctions laws may be time consuming and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products and technology from being provided in violation of such laws, our products and technology have previously been, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or sanctions policies may adversely impact our operations, delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products and technology to certain countries, regions, governments, persons, or entities altogether, which could harm our business.

From time to time, we have adopted and in the future may continue to adopt remedial measures in response to government regulation. For example, we have adopted several remedial measures in connection with the initial notification of voluntary self-disclosure we submitted to BIS. These compliance enhancements were developed and implemented in consultation with outside counsel specializing in U.S. trade compliance. These steps have included updating our written export control policies and procedures, including adopting a revised export compliance manual in April 2021. We also mandated additional export awareness training for relevant personnel in April 2021. We previously provided our sales employees worldwide with training on export compliance in February 2020. We engaged a third-party vendor to assist us with ongoing screening of new and existing customers, third-party agents or representatives, suppliers, and other vendors against U.S. prohibited or restricted party lists. We have screened all customers for the past five years against applicable lists of denied or restricted parties, including the Entity List administered by BIS as well as the list of Specially Designated Nationals and Blocked Persons, administered by the Treasury Department’s Office of Foreign Assets Control.

For a discussion of the various risks we face from regulation and compliance matters, see “Risk Factors—Risks Related to Our Business and Industry—We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business. Our actual or perceived failure to comply with such obligations could harm our business,” “Risk Factors—Risks Related to Legal, Regulatory, Accounting and Tax Matters—Our failure to comply with the large body of laws and regulations to which we are subject could materially harm our business,” “Risk Factors—Risks Related to Legal, Regulatory, Accounting and Tax Matters—Our failure to comply with the Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable anti-money laundering laws could subject us to penalties and other adverse consequences,” “Risk Factors—Risks Related to Legal, Regulatory, Accounting and Tax Matters—We are subject to government regulation, including import, export and economic sanctions laws and regulations that may expose us to liability and increase our costs,” “Risk Factors—Risks Related to Legal, Regulatory, Accounting and Tax Matters—We will lose sales if we are unable to obtain government authorization to export certain of our products, and we will be subject to legal and regulatory consequences if we do not comply with applicable export control laws and regulations.”

Employees and Human Capital Resources

As of June 30, 2021, we had 211 full-time equivalent employees as follows:

FUNCTION	NUMBER
Research and development	135
Sales and marketing	48
Administration	28
United States	100
France	89
China	11
South Korea	5
Japan	5
Elsewhere	1

We consider relations with our employees to be good and have never experienced a work stoppage. None of our employees are either represented by a labor union, although our employees in France are subject to a collective bargaining agreement.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus award.

Facilities

As of June 30, 2021, our principal executive office is located in Campbell, California and consists of approximately 12,600 square feet of space under a lease that expires in May 2023. In addition to our headquarters, we lease office space in Austin, Texas, which consists of approximately 3,700 square feet of space under a lease that expires in July 2023. In France, we lease office space in Paris and in Guyancourt, which consists of approximately 5,500 and 4,100 square feet of space, respectively. We also lease space in Nanjing and Shanghai, China; Tokyo, Japan; and Seoul, South Korea.

We lease all our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

We are currently not a party to any material legal proceedings. We may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

MANAGEMENT

Executive Officers and Directors

The following sets forth the name, age as of June 30, 2021 and position of each of our executive officers and directors.

NAME	AGE	POSITION(S)
Executive Officers
K. Charles Janac	63	President and Chief Executive Officer, Chairman of the Board of Directors
Nicholas B. Hawkins.	60	Vice President and Chief Financial Officer
Laurent R. Moll	50	Chief Operating Officer
David Mertens.	51	Worldwide Vice President of Sales
Isabelle F. Geday	63	Vice President and General Manager, IP Employment Division and Director
Paul L. Alpern	56	Vice President and General Counsel
Evin Arici Kebebew.	37	Corporate Controller
Non-Employee Directors
Wayne C. Cantwell	56	Lead Independent Director
Raman K. Chitkara	62	Director
Christian Claussen	57	Director
S. Atiq Raza	72	Director
Antonio J. Viana	49	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

K. Charles Janac has served as our President and Chief Executive Officer since July 2005, has served on our board of directors since July 2005, and has served as Chairman of our board of directors since August 2007. Previously, Mr. Janac served as President and Chief Executive Officer of Nanomix Inc., an early developer of carbon nanotube based nano electronic sensors, from September 2001 to January 2003. From 1999 to 2001, Mr. Janac served as an Entrepreneur in Residence at Infinity Capital, an early-stage Venture Capital Firm. Prior to that, Mr. Janac served as President and Chief Executive Officer of Smart Machines, a semiconductor wafer handling robotics firm from 1993 to 1999. Mr. Janac started his high technology career as a co-founder of SDA, Inc., a predecessor company of Cadence Design Systems, Inc., a public electronic design automation company. From 1983 to 1992 Mr. Janac held a variety of Finance, Marketing and Sales Positions finally becoming the Vice President of Marketing, Analog Division of Cadence Design Systems, Inc. Mr. Janac holds a BS and MS in Chemistry and Organic Chemistry from Tufts University. Mr. Janac also holds an MBA from Stanford School of Business. We believe that Mr. Janac is qualified to serve on our board of directors due to his deep knowledge of the business and his experience in the semiconductor IP industry. We believe Mr. Janac’s experience and insight, acquired through his numerous years of service, including as our Chief Executive Officer and President, make him well qualified to serve as a member of our board of directors.

Nicholas B. Hawkins has served as our Chief Financial Officer since November 2019. Previously, from January 2008 to November 2019, Mr. Hawkins served as Chief Financial Officer of Corsair Gaming, Inc., a publicly traded provider of hardware devices for the computer gaming industry. Prior to that, from 2006 to 2008 Mr. Hawkins served as Chief Financial Officer of Zetex Semiconductors plc, a semiconductor company listed on the London Stock Exchange. Mr. Hawkins worked for PricewaterhouseCoopers (“PwC”), a provider of audit and associated professional services, in London, England as an auditor. Mr. Hawkins holds a BSc (Hons) in Environmental Chemical Engineering from Exeter University in England. Mr. Hawkins is a Fellow of the Institute of Chartered Accountants in England & Wales.

Laurent R. Moll has served as our Chief Operating Officer since March 2021. Previously, from October 2013 to March 2021, Dr. Moll worked for Qualcomm, Inc., a publicly traded provider of intellectual property, semiconductors, software, and services related to wireless technology, including as Vice President Engineering from November 2017 to March 2021. Prior to that, Dr. Moll served as Chief Technical Officer of Arteris from July 2011 to October 2013. Before that, from 2008 to 2011, Dr. Moll served as Senior Architecture Manager at NVIDIA Corporation, a publicly traded computer systems design services company. Dr. Moll holds PhD, MS and Engineering degrees in Computer Science from Ecole Polytechnique in France and an Engineering degree in Computer Science from Telecom ParisTech in France. Dr. Moll is a named inventor on more than 60 US patents.

David Mertens has served as our Worldwide Vice President of Sales since April 2010. Previously, from February 2007 to April 2010, Mr. Mertens served as Director of Sales & Business Development for AUDIENCE Inc., a chip and software company for mobile device noise suppression. Prior to that, from 2004 to 2007, Mr. Mertens served as Regional Sales Manager of Tensilica, a leader in semiconductor intellectual property with configurable RISC processor cores and audio DSP’s serving imaging, vision, audio and other data-plane applications. Mr. Mertens holds a BS in Electrical Engineering from University of California San Diego.

Isabelle F. Geday has served as our Vice President and General Manager, IP Deployment Division since December 2020. Previously, Ms. Geday founded Magillem in 2006 and served as its Chief Executive Officer from November 2009 until its acquisition by Arteris in November 2020. Prior to that Ms. Geday held various positions as a general manager and CEO in hi tech companies from 1985 to 2006. Ms. Geday holds a degree from Ecole Nationale Superieur d’Ingénieurs en Informatique d’Entreprise and is a Certified Board Member from IFA. We believe Ms. Geday’s experience and insight, acquired through her founding and building Magillem, make her well qualified to serve as a member of our board of directors.

Paul L. Alpern has served as our Vice President and General Counsel since August 2019. Previously, from July 2017 to August 2019, Mr. Alpern served as Vice President and General Counsel of Wave Computing, Inc., an artificial intelligence processor technology company. Prior to that, from February 2016 to July 2017, Mr. Alpern served at Associate General Counsel of Applied Micro Circuits Corporation (acquired by MACOM Technology Solutions Holdings, Inc.), a producer of semiconductor devices. Prior to that, from May 2006 to February 2016 Mr. Alpern served as Senior Director, Legal of SanDisk Corporation, a flash memory storage company. Mr. Alpern holds a JD from Harvard Law School and a BA in Economics from University of California, Berkeley.

Evin Arici Kebebew has served as our Corporate Controller since March 2021. Previously, from January 2016 to February 2021, Ms. Arici served as SEC Financial Reporting Manager of Granite Construction, Inc., an infrastructure company. Prior to that, from April 2014 to January 2016, Ms. Arici served as Controller and Member of Finance Committee for Lycee Francais de San Francisco, a non-profit private school. Prior to that, from December 2011 to April 2014, Ms. Arici served as Assistant Controller for 1st Capital Bank. Prior to that, from June 2009 to January 2011, Ms. Arici served as Project Controller at Shell Turkey, an oil and gas company. Ms. Arici was an auditor for PwC in Istanbul, Turkey. Ms. Arici holds a BA in Business Management from Marmara University, Istanbul. Ms. Arici also holds CPA certifications in California and Turkey.

Non-Employee Directors

Wayne C. Cantwell serves as our Lead Independent Director and has served as a member of our board of directors since January 2014. Since November 2009, Mr. Cantwell has served as a Co-Founder and Managing Director of Decathlon Capital Partners, a provider of growth-stage capital. Mr. Cantwell has also served as General Partner of Crescendo Ventures, a venture capital firm, since February 2003. Prior to that, from 2003 to 2004, Mr. Cantwell served as Chief Executive Officer of SOISIC SA, a French Semiconductor Licensing Company. Prior to that, from 1999 to 2001, Mr. Cantwell served as Chief Executive Officer of inSilicon Corporation, a semiconductor licensing company. Mr. Cantwell holds a BSEET in Engineering from DeVry Institute of Technology. We believe Mr. Cantwell’s extensive experience in leadership positions at venture capital firms and his knowledge and insight in the technology sector make him well qualified to serve as a member of our board of directors.

Raman K. Chitkara has served as a member of our board of directors since January 2021. Mr. Chitkara also serves as a director of Xilinx, a publicly traded supplier of programmable logic devices, since August 2018 and as a director of

SiTime, a publicly traded supplier of silicon timing solutions, since November 2019. Previously, from September 1984 to June 2018, Mr. Chitkara served as a partner and Global Technology Industry Leader at PwC in the United States. Mr. Chitkara holds a Bachelor of Commerce in accounting and business management from Shri Ram College of Commerce, University of Delhi, in India. We believe Mr. Chitkara’s extensive accounting expertise and his insights gained as a public company director make him well qualified to serve as a member of our board of directors.

Christian Claussen has served as a member of our board of directors since April 2016. Mr. Claussen has served as a General Partner of Ventech, a French venture capital firm, since June 2013. Previously, from January 2009 to June 2013, Mr. Claussen served as Senior Partner of Omnes Capital, a French venture capital firm. Before that, from March 1998 to December 2008, Mr. Claussen was a General Partner with TVM Techno Venture Management, a venture capital firm. Mr. Claussen holds a joint European diploma (MSc.) in Electrical Engineering from Karlsruhe University of Applied Sciences in Germany, University of Essex in the UK and the Ecole supérieure d’Ingénieurs en Electrotechnique et Electronique in Paris, France. We believe Mr. Claussen’s extensive experience in leadership positions at venture capital firms and his knowledge and insight in the technology sector make him well qualified to serve as a member of our board of directors.

S. Atiq Raza has served as a member of our board of directors since January 2014. Since June 2014, Mr. Raza has served as the Executive Chairman of Virsec Systems, Inc., a cybersecurity software company. Mr. Raza also serves as an independent director of Weebit Nano, a non-volatile memory company, and as Chairman of the board of directors of both PeerNova, a company applying Blockchain technology to financial data transport, and CloudDefense, a software company that provides security scanning tools. Formerly, Mr. Raza served as President and Chief Operating Officer of Advanced Micro Devices, Inc., a publicly traded semiconductor company, from January 1996 to October 1999. In January 2008, the SEC filed insider trading charges against Mr. Raza alleging he unlawfully traded on confidential information he received in his capacity as a director of OrthoClear Holdings, Inc. Also in January 2008, without admitting or denying the SEC’s allegations, In January 2008 Mr. Raza agreed to pay a total of approximately $3.0 million, which was comprised of the disgorgement of his trading profits, a civil penalty and interest. In addition, Mr. Raza agreed to a five-year ban from serving as a director or officer of any publicly traded company. The ban expired on January 24, 2013. Mr. Raza holds a BS (Hon) in Physics from the University of the Punjab in Lahore, a BS (Hon) in Electronic Engineering from the University of London, United Kingdom and a MS in Materials Science and Engineering from Stanford University. We believe Mr. Raza’s knowledge and insight, gained through his experience in leading companies in the semiconductor field and technology sector generally, make him well qualified to serve as a member of our board of directors.

Antonio J. Viana has served as a member of our board of directors since October 2016. Since August 2016, Mr. Viana has served as the Executive Chairman of QuantalRF AG, a next generation, front-end RF solutions company. Prior to that, Mr. Viana served as Executive Vice President at ARM Holdings from 1998 to 2005 and from 2008 to 2015. Mr. Viana also served as Senior Vice President of Worldwide Sales at Tensilica from 2005 to 2008. Mr. Viana holds a BS in Industrial and Systems Engineering from California Polytechnic State University, San Luis Obispo. We believe Mr. Viana’s extensive experience in the technology sector makes him well qualified to serve as a member of our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Composition of our Board of Directors and Election of Directors

After this offering, our board of directors will consist of                  directors. Each director’s term will continue until the annual meeting of the stockholders next held after his or her election and the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Classified Board of Directors

In accordance with our Post-IPO Certificate of Incorporation, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. Immediately prior to the closing of this offering, our directors will be divided among the three classes as follows:

The Class I directors will be K Charles Janac, S. Atiq Raza and Christian Claussen, and their terms will expire at our first annual meeting of stockholders following this offering.

The Class II directors will be Antonio J. Viana and Wayne C. Cantwell, and their terms will expire at our second annual meeting of stockholders following this offering.

The Class III directors will be Raman K. Chitkara and Isabelle F. Geday, and their terms will expire at our third annual meeting of stockholders following this offering.

Our Post-IPO Certificate of Incorporation will provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Provisions” for a discussion of these and other anti-takeover provisions found in our Post-IPO Certificate of Incorporation and Post-IPO Bylaws.

Director Independence

We intend to apply to have our common stock listed on the Nasdaq Stock Market (“Nasdaq”). Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year following the listing date of the company’s securities. Under the rules of Nasdaq, a director will only qualify as an “independent director” if that company’s board of directors affirmatively determines that such person does not have a relationship with our company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Prior to the closing of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Wayne C. Cantwell, S. Atiq Raza, Antonio J. Viana and Raman K. Chitkara, representing four of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Nasdaq’s rules. In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including their beneficial ownership of our capital stock and relationships with certain of our significant stockholders, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by the Delaware General Corporation Law (“DGCL”), and conducts its business through meetings of the board of directors and its standing committees. Our board of directors has a standing audit committee, compensation committee and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Each of the audit committee, the compensation committee and the nominating and corporate governance committee will operate under a written charter that will be approved by our board of directors in connection with this offering. A copy of each of the audit committee, compensation committee and nominating and corporate governance committee charters will be available on our corporate website at www.arteris.com substantially concurrently with the closing of this offering. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and does not form a part of this prospectus.

Audit Committee

Our audit committee will be responsible for, among other things:

∎	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

∎	discussing with our independent registered public accounting firm their independence from management;

∎	reviewing with our independent registered public accounting firm the scope and results of their audit;

∎	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

∎

overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual consolidated financial statements that we file with the SEC;

∎	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

∎	reviewing our policies on risk assessment and risk management;

∎	reviewing related person transactions; and

∎	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Raman K. Chitkara, Wayne C. Cantwell and Antonio J. Viana, with Raman K. Chitkara serving as chair. Rule 10A-3 of the Exchange Act and the Nasdaq rules require that our audit committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Raman K. Chitkara, Wayne C. Cantwell and Antonio J. Viana each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and the Nasdaq rules. Each member of our audit committee also meets the financial literacy requirements of the SEC and Nasdaq rules. In addition, our board of directors has determined that each member of our audit committee will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

Our compensation committee will be responsible for, among other things:

∎	reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers; and

∎	appointing and overseeing any compensation consultants.

Upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Wayne C. Cantwell, Antonio J. Viana and S. Atiq Raza, with Wayne C. Cantwell serving as chair. Our board of directors has determined that Wayne C. Cantwell, Antonio J. Viana and S. Atiq Raza meet the definition of “independent director” for purposes of serving on the compensation committee under the SEC and Nasdaq rules, including the heightened independence standards for members of a compensation committee, and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

∎	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

∎	evaluating the overall effectiveness of our board of directors and its committees; and

∎	reviewing developments in corporate governance compliance and developing and recommending to our board of directors a set of corporate governance guidelines.

Upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of Antonio J. Viana and S. Atiq Raza, with Antonio J. Viana serving as chair. Our board of directors has determined that Antonio J. Viana and S. Atiq Raza meet the definition of “independent director” for purposes of serving on the nominating and corporate governance committee under the SEC and Nasdaq rules.

Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management, and is responsible for overseeing the management of risks relating to accounting matters and financial reporting. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Our nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions with committee members and regular reports from management about such risks, as well as the actions taken by management to adequately address those risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Board Diversity

Our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

∎	personal and professional integrity;

∎	ethics and values;

∎	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

∎	experience in the industries in which we compete;

∎	experience as a board member or executive officer of another publicly held company;

∎	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

∎	conflicts of interest; and

∎	practical and mature business judgment.

Our board of directors evaluates each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of our business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

Our board of directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. A copy of the code will be posted on our website. In addition, we intend to post on our website all disclosures that are required by law or SEC rules concerning any amendments to, or waivers from, any provision of the Code. The information on our website is not incorporated by reference in this prospectus and does not form a part of this prospectus.

Director Compensation

Historically, our non-employee directors have not been compensated by for service on our board of directors. However, we reimburse our non-employee directors for travel and other necessary business expenses incurred in the performance of their services for us. Mr. Raza was compensated in 2020 for certain consulting services he provided to us outside of his role as a director in relation to business management. In addition, in April 2020, we granted each of Messrs. Cantwell, Raza and Viana an option to purchase 75,000 shares of our common stock. Each option vests as to 1/36th of the shares monthly, subject to the applicable director’s continued service through the applicable vesting date.

We intend to approve and implement a compensation policy for our non-employee directors to be effective on the consummation of this offering.

The following table summarizes the total compensation earned during the year ended December 31, 2020 by our non-employee directors.

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($) (1)	OTHER ($)		TOTAL ($)
Wayne C. Cantwell	—	16,021	—		16,021
Raman K. Chitkara	—	—	—		—
Christian Claussen	—	—	—		—
S. Atiq Raza	—	16,021	29,167	(2)	45,188
Antonio J. Viana	—	16,021	—		16,021

(1)	For the option awards column, amounts shown represent the grant date fair value of options granted during fiscal year 2020 as calculated in accordance with ASC Topic 718. See Note 13 of the audited consolidated financial statements included in this registration statement for the assumptions used in calculating this amount. Effective as of December 31, 2020, Mr. Cantwell held options to purchase an aggregate of 75,000 shares, Mr. Raza held options to purchase an aggregate of 75,000 shares and Mr. Viana held options to purchase an aggregate of 275,000 shares, no other non-employee director held any options or other equity awards as of December 31, 2020.
(2)	Amount shown represents cash compensation paid to Mr. Raza for certain consulting services he provided to us in relation to business management and unrelated to his service as a director.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our NEOs for fiscal year 2020 were as follows:

∎	K. Charles Janac, our President and Chief Executive Officer;

∎	David Mertens, our Worldwide Vice President of Sales; and

∎	Isabelle F. Geday, our Vice President and General Manager, IP Deployment Division.

Ms. Geday commenced services with us in our French office in December 2020.

2020 Summary Compensation Table

The following table sets forth total compensation paid to our named executive officers for the fiscal year ended on December 31, 2020.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)		OPTION AWARDS (1) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) (2)	ALL OTHER COMPENSATION (3) ($)	TOTAL ($)
K. Charles Janac President and Chief Executive Officer	2020	302,636		—	80,640	—	383,276

David Mertens Worldwide Vice President of Sales	2020	197,902		—	354,126	6,242	558,270

Isabelle F. Geday Vice President and General Manager, IP Deployment Division (4)	2020	7,645	(5)	466,564	—	—	474,209

(1)	For the option awards column, amounts shown represent the grant date fair value of options granted during fiscal year 2020 as calculated in accordance with ASC Topic 718. See Note 13 of the audited consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating this amount.
(2)	For the non-equity incentive plan compensation column, amounts shown represent the annual performance-based cash bonuses and commissions earned by our NEOs based on the achievement of certain corporate performance objectives during 2020. These amounts were paid to the NEOs following certification of the performance objectives in early 2021. Please see the descriptions of the annual performance bonuses paid to our NEOs under “2020 Bonuses” below, including target amounts. The amount for Mr. Mertens includes $333,965 earned by him under our commission plan.
(3)	Amount shown represents a stipend for use of an automobile.
(4)	Ms. Geday commenced her service with us as or General Manager, IP Deployment Division in December 2020.
(5)	Ms. Geday’s salary calculated using an exchange rate as of December 31, 2020 of €1 to $1.1987.

Narrative to Summary Compensation Table

2020 Salaries

Our NEOs each receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

For fiscal year 2020, Messrs. Janac and Mertens had an annual base salary of $302,636 and $197,902 respectively. Ms. Geday base salary during fiscal year 2020 was €76,533, and was pro-rated for her partial employment in 2020.

Our board of directors and compensation committee may adjust base salaries from time to time in their discretion.

2020 Bonuses

We maintain an annual performance-based cash bonus program in which Messrs. Janac and Mertens participated in 2020. Messrs. Janac’s and Merten’s target bonus is expressed as a percentage of the NEO’s annual base salary which can be achieved by meeting company and individual goals at target level. The 2020 annual bonuses for Messrs. Janac and Mertens were targeted at 30% and 10% of their respective base salaries. Our board of directors has historically reviewed these target percentages to ensure they provide appropriate incentives to achieve the performance objectives established for the year. Our board of directors set these rates based on each NEO’s experience in the NEO’s role with us and the level of responsibility held by the NEO, which we believe directly correlates to the NEO’s ability to influence corporate results.

For determining performance bonus amounts, our board of directors sets certain corporate performance goals after receiving input from our Chief Executive Officer. Following its review and determinations of corporate and individual performance for 2020, our board of directors determined an achievement level of 90.8% of their target bonuses for each of Messrs. Janac and Mertens. The actual amount of the 2020 annual bonus paid to each NEO for 2020 performance is set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

2020 Mertens Commission Plan

Mr. Mertens participated in a commission plan under which he earned quarterly commissions based on achievement in recognized bookings in relation to certain targets. Based on achievements under the commission plan, Mr. Mertens earned commissions of $333,965 for 2020 performance is represented above under the column “Non-Equity Incentive Plan Compensation.”

Equity-Based Compensation

In December 2020, we granted Ms. Geday an option to purchase 455,000 shares of our common stock. Fifty percent of the option vests as to 25% of the shares on the first anniversary of the vesting commencement date and as to 1/48th of the shares on each monthly anniversary thereafter. In the event Ms. Geday’s employment is terminated prior to June 30, 2021 or due to an involuntary termination (not including death or disability) without cause, the vesting of this element of the option will be fully accelerated. The remaining 50% of the option vests upon the achievement of performance milestones achieved on or before December 31, 2021, subject to Ms. Geday’s continuous service through the date of the achievement of the performance milestone. The performance-milestone element of the option vests as to 25% of the shares upon launch of a product (MDVE1); as to 50% of the shares upon achievement of $9,000,000 in licensing revenue in 12 months by December 1, 2021; and as to 25% of the shares upon lightweight integration of the Magillem business. No other named executive officer received an equity award grant in 2020.

In connection with this offering, we intend to adopt a 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2021 Plan will be effective on the day prior to the first public trading date of our common stock, subject to approval of such plan by our stockholders. For additional information about the 2021 Plan, please see the section titled “Equity Incentive Plans” below.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

We currently maintain a 401(k) retirement savings plan for our U.S. employees, including our named executive officers who are located in the United States, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We did not provide for any matching contributions under our 401(k) plan. However, as of December 31, 2020, we have implemented matching contributions as of May 1, 2021.

All of our full-time U.S. employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life and AD&D insurance. Our full-time employees outside the U.S., including our named executive officers, are eligible to participate in local statutory health and welfare benefits.

Perquisites and Other Personal Benefits

We provide Mr. Mertens with an allowance for use of an automobile. In 2020, Mr. Mertens allowance was $6,250. Other than Mr. Mertens’ automobile allowance, we did not provide any perquisites to our named executive officers in fiscal year 2020, but our compensation committee may from time to time approve them in the future when our compensation committee determines that such perquisites are necessary or advisable to fairly compensate or incentivize our employees.

Outstanding Equity Awards at 2020 Fiscal Year End

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2020. Mr. Janac did not hold any equity awards as of December 31, 2020.

			OPTION AWARDS
NAME	VESTING COMMENCEMENT DATE		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
David Mertens	12/01/2017	(1)	67,500	22,500	0.50	12/13/2027
Isabelle F. Geday	12/31/2020	(2)	0	455,000	2.74	11/29/2030

(1)	The option vests as to 25% of the shares on the one-year anniversary of the vesting commencement date and as to 1/48th of the shares monthly thereafter, such that all awards will be vested on the four year anniversary of the vesting commencement date, subject to the holder continuing to provide services to us through such vesting date. In the event of a change in control, and the holder’s employment has not terminated in connection with a change in control, the vesting of 50% of the options will be accelerated. In the event the holder’s employment is terminated without cause or resigns for good reason in connection with a change in control, the vesting of the options will be fully accelerated.
(2)	Fifty percent of the option vests as to 25% of the shares on the one-year anniversary of the vesting commencement date and 1/48th of the shares monthly thereafter. The remaining 50% of the option vests upon the achievement of performance milestones on or before December 31, 2021, subject to the holder’s continuous service through the date of the achievement of the performance milestone. The performance-milestone element of the option vests as to 25% of the shares upon launch of a product (MDVE1); as to 50% of the shares for achievement of $9,000,000 in licensing revenue in 12 months by December 1, 2021; and as to 25% of the shares upon lightweight integration of the Magillem business.

Narrative to 2020 Summary Compensation Table and Outstanding Equity Awards at 2020 Fiscal Year End

Executive Compensation Arrangements

We have not entered into formal employment agreements with Mr. Janac. We entered into an offer letter with Mr. Mertens on March 23, 2010 which sets forth the terms of his employment with us. Pursuant to his offer letter, in the event that Mr. Mertens employment with us is terminated, except for cause, he is entitled to 6 months’ severance, and payment of health and welfare premiums for 6 months.

We entered into an employment agreement with Ms. Geday effective as of December 1, 2020 which sets forth the terms of her employment with us. Under the employment agreement, Ms. Geday’s original term of employment is for a fixed term of 12 months, beginning on December 1, 2020 and ending on November 30, 2021. At the end of the term, Ms. Geday is entitled to a termination indemnity equal to 10% of her total gross remuneration, subject to exceptions under applicable law. Under the employment agreement, Ms. Geday is entitled to a base salary of €76,533. Following termination of her employment for any reason, Ms. Geday is subject to a 6-month non-competition covenant and an 18-month non-solicitation of employees covenant.

We entered into an option award agreement with Mr. Mertens under which Mr. Mertens is entitled to accelerated vesting in connection with a Change in Control (as defined in the 2016 Plan). In the event of a Change in Control, and Mr. Mertens’ employment has not terminated in connection with a Change in Control, the vesting of 50% of his option will be accelerated. In the event Mr. Mertens’ employment is terminated without Cause (as defined in the 2016 Plan) or Mr. Mertens resigns for Good Reason (as defined below) in connection with a Change in Control, the vesting of the option will be fully accelerated.

For the purposes of Mertens’ option award agreement, “Good Reason” generally means that one or more of the following are undertaken by us without Mr. Mertens’ express written consent: (i) the assignment to Mr. Mertens of any duties or responsibilities that results in a diminution in his function as in effect immediately prior to the effective date of the Change in Control; provided, however, that a change in Mr. Mertens’ title or reporting relationships will not provide the basis for a voluntary termination with Good Reason; (ii) a reduction by us in Mr. Mertens’ annual base salary, as in effect on the effective date of the Change in Control or as increased thereafter; provided, however, that Good Reason will not be deemed to have occurred in the event of a reduction in his annual base salary that is pursuant to a salary reduction program affecting substantially all of our employees and that does not adversely affect him to a greater extent than other similarly situated employees; (iii) any failure by us to continue in effect any benefit plan or program, including incentive plans or plans with respect to the receipt of our securities, in which Mr. Mertens was participating immediately prior to the effective date of the Change in Control, or the taking of any action by us that would adversely affect his participation in or reduce his benefits under our’s benefit plans or deprive him of any fringe benefit that he enjoyed immediately prior to the effective date of the Change in Control; provided, however, that Good Reason will not be deemed to have occurred if we provide for his participation in benefit plans and programs that, taken as a whole, are comparable to our benefit plans; (iv) a relocation of Mr. Mertens’ business office to a location more than 25 miles from the location at which he performed his duties as of the effective date of the Change in Control, except for required travel by Mr. Mertens on our business to an extent substantially consistent with his business travel obligations prior to the effective date of the Change in Control; or (v) a material breach by us of any provision of the 2016 Plan or the option award agreement or any other material agreement between Mr. Mertens and us concerning the terms and conditions of his employment.

Equity Compensation Plans

The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering and our 2016 Equity Incentive Plan (the “2016 Plan”), under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees.

2021 Incentive Award Plan

We intend to adopt the 2021 Plan, which will be effective on the day prior to the first public trading date of our common stock. The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below.

Share Reserve. Under the 2021 Plan,                  shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2021 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2016 Plan, or Prior Plan Awards, that become available for issuance under the counting provisions described below following the effective date and (ii) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (A) 5% of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than                  shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2021 Plan:

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to the extent that an award (including a Prior Plan Award) terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2021 Plan;

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to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2021 Plan or Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2021 Plan;

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to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2021 Plan;

∎	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2021 Plan;

∎	the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2021 Plan; and

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to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2021 Plan.

In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to all cash-based awards to any individual for services as a non-employee director during any calendar year may not exceed $500,000, or $1,000,000 in the applicable director’s initial year of election to the board of directors.

Administration. The compensation committee of our board of directors is expected to administer the 2021 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2021 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of our company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2021 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2021 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2021 Plan. The full board of directors will administer the 2021 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2021 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

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Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2021 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at no greater than the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

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Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2021 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2021 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless the administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2021 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2021 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2021 Plan or any awards under the 2021 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2021 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2021 Plan.

Amendment and Termination. The administrator may terminate, amend or modify the 2021 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No incentive stock options may be granted pursuant to the 2021 Plan after the tenth anniversary of the effective date of the 2021 Plan, and no additional annual share increases to the 2021 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.

2016 Equity Incentive Plan

We currently maintain the 2016 Plan, which amended and restated our 2013 Equity Incentive Plan, and which became effective on February 5, 2016, and was last amended by our board of directors and approved by our stockholders on March 9, 2021. We have previously granted stock options to our NEOs and some members of our board directors under the 2016 Plan, as described in more detail above. The principal purpose of the 2016 Plan is to help us secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of our company and provide a means by which the eligible recipients may benefit from increases in value of our common stock.

Following the completion of this offering, we will not make any further grants under the 2016 Plan. As discussed above, upon the completion of this offering, any shares of our common stock that are available for issuance immediately prior to the completion of this offering under the 2016 Plan will become available for issuance under the 2021 Plan. However, the 2016 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2016 Plan which, as of the date of this prospectus, constitute all of our outstanding stock options and restricted stock awards.

Types of Awards. The 2016 Plan provides for the grant of non-qualified options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to employees, non-employee members of the board of directors and consultants. The 2016 Plan provides for the grant of ISOs to employees.

Share Reserve. We have reserved an aggregate of 20,053,838 shares of our common stock for issuance under the 2016 Plan. As of December 31, 2020, we had reserved an aggregate of 17,053,838 shares of our common stock for issuance under the 2016 Plan and options to purchase a total of 6,155,434 shares of our common stock were issued and outstanding, a total of 8,780,319 shares of common stock had been issued upon the exercise of options or pursuant to other awards granted under the 2016 Plan and were outstanding, and 2,490,170 shares remained available for future grants.

Administration. Our board of directors or a committee appointed by our board of directors administers the 2016 Plan. The administrator has the authority to select the employees to whom awards will be granted under the 2016 Plan, the number of shares to be subject to those awards under the 2016 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2016 Plan and to establish, amend and revoke rules for the administration of the 2016 Plan.

Payment. The exercise price of options or purchase price of restricted stock under the 2016 Plan may be paid in such form as determined by the administrator, including, without limitation, cash, check, other shares of ours that have a fair market value on the date of surrender equal to the aggregate exercise price or purchase price of the shares as to which such award relates, surrender of shares then issuable upon exercise of the award that have a fair market value equal to the aggregate exercise price or purchase price of the shares as to which such award relates, consideration received by us under a program under Regulation T as promulgated by the Federal Reserve Board implemented by us, or any combination of the foregoing methods of payment.

Transfer. The 2016 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution, except as otherwise approved by our board of directors.

Certain Events. In the event of a dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, or other change in our corporate structure affecting shares occurs, the administrator may make appropriate adjustments to the number of shares available reserved for issuance under the 2016 Plan, the number of shares covered by each outstanding award agreement, and/or the exercise price of each outstanding option. An award may be subject to additional acceleration of vesting and exercisability upon or after a change in control or as may be provided in any other written agreement between us and a participant, but in the absence of such provision, no acceleration of vesting will occur in connection with a change in control.

Amendment; Termination. Our board of directors may amend or terminate the 2016 Plan or any portion thereof at any time; an amendment of the 2016 Plan shall be subject to the approval of our stockholders only to the extent required by applicable laws. No awards may be granted under our 2016 Plan after it is terminated.

2021 Employee Stock Purchase Plan

We intend to adopt and ask our stockholders to approve the 2021 Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective upon the day prior to the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)                  shares of common stock and (b) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (i)     % of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of 15% of their compensation or $50,000. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 15,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the section titled “Executive and Director Compensation,” the following is a description of each transaction or agreement since January 1, 2017 and each currently proposed transaction in which:

∎	we have been or are to be a participant;

∎	the amount involved exceeded or exceeds $120,000; and

∎

any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing a household with, any of these individuals or entities, had or will have a direct or indirect material interest.

The following descriptions include summaries of certain provisions of our related party agreements. Because these descriptions are only summaries, they may not contain all of the information you may find useful in deciding whether to invest in our common stock, and are qualified in their entirety by reference to the full text of any such agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Employment Agreements

We have entered into employment agreements with certain of our named executive officers, as more fully described under “Executive and Director Compensation—Executive Compensation Arrangements.”

Equity Awards to Executive Officers and Directors

We have granted equity awards to certain of our executive officers and directors. See the section titled “Executive and Director Compensation—Outstanding Equity Awards at Fiscal Year End” and “—Director Compensation” for a description of these awards.

Director and Officer Indemnification and Insurance

Prior to the closing of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director (and in certain cases their related funds) and executive officer to the fullest extent permitted by the DGCL, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. In addition, our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will provide indemnification and advancement of expenses for our directors and executive officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We have also purchased directors’ and officers’ liability insurance for each of our directors and executive officers. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Our Policy Regarding Related Person Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). Our board of directors has adopted a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the Nasdaq Global Market. This policy will be effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, and will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships that meets the disclosure requirements set forth in Item 404 of Regulation S-K under the Securities Act (“Item 404”), in which we were or are to be a participant, and in which a “related person,” as defined in Item 404, had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock (1) reflecting the Automatic Conversion and the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering, in each case as if such event had occurred on June 30, 2021, and (2) as adjusted to give effect to this offering, by:

∎	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

∎	each of our named executive officers;

∎	each of our directors; and

∎	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power.

In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, RSUs or other rights held by such person that are currently exercisable or will become exercisable within 60 days of June 30, 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The applicable percentage ownership of our common stock after this offering is based on                shares of our common stock outstanding as of June 30, 2021, after giving effect to the events described above and our issuance of                shares of common stock in this offering. Unless otherwise indicated, the address of all listed stockholders is c/o Arteris, Inc., 595 Millich Dr. Suite 200, Campbell, CA 95008.

We believe, based on the information furnished to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by such stockholder, unless noted otherwise, and subject to community property laws where applicable.

PERCENTAGE OF COMMON STOCK BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED	BEFORE THIS OFFERING (%)	AFTER THIS OFFERING (%)
5% Stockholders:
Arteris IP, LLC (1)
Ventech Capital F (2)

Named Executive Officers and Directors:
K. Charles Janac
David Mertens
Wayne C. Cantwell
Christian Claussen
Raman K. Chitkara
S. Atiq Raza
Antonio J. Viana
Isabelle F. Geday
All executive officers and directors as a group (12 individuals)

*	Represents beneficial ownership of less than 1%.
(1)	K. Charles Janac, our President, Chief Executive Officer and a member of our board of directors, is the manager of Arteris IP, LLC and has dispositive power over the shares of our common stock owned by Arteris IP LLC.
(2)	Christian Claussen, a member of our board of directors, is a General Partner of Ventech Capital F (“Ventech”). Investment and voting decisions for Ventech are made by Ventech’s investment committee, which is governed by a non-executive board comprised of three or more individuals, and therefore no individual is the beneficial owner of the shares held by Ventech.

DESCRIPTION OF CAPITAL STOCK

General

Prior to the closing of this offering, we will file our Post-IPO Certificate of Incorporation and we will adopt our Post-IPO Bylaws. Our Post-IPO Certificate of Incorporation will authorize capital stock consisting of:

∎	shares of common stock, par value $ per share; and

∎	shares of preferred stock, par value $ per share.

As of June 30, 2021, assuming (i) the conversion of all of our preferred stock into shares of common stock and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, in each case, immediately prior to the closing this offering, there were                shares of our common stock outstanding, held by                stockholders of record, and no shares of our preferred stock outstanding.

The following summary describes the material provisions of our capital stock. We urge you to read our Post-IPO Certificate of Incorporation and our Post-IPO Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our Post-IPO Certificate of Incorporation and our Post-IPO Bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

Voting Rights

Holders of shares of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our common stock will not have cumulative voting rights in the election of directors. An election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Dividends

Holders of shares of our common stock will be entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock that we may designate and issue in the future.

Liquidation

In the event of our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to share ratably in the remaining assets legally available for distribution.

Rights and Preferences

Holders of our common stock will not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All shares of our common stock outstanding immediately prior to the closing of this offering will be fully paid and non-assessable.

Preferred Stock

Under the terms of our Post-IPO Certificate of Incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Registration Rights

The Investors’ Rights Agreement, dated February 5, 2016, by and among Arteris, Inc. and the investors listed therein (the “IRA”) provides that certain holders of our common stock and preferred stock, including, but not limited to, certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. The registration rights set forth in the IRA will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period without regard to volume and manner of sale limitation. We will pay the registration expenses (other than underwriting discounts and commissions and certain other expenses) of the holders of the shares registered pursuant to the registration rights described below.

In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, we expect that each stockholder will agree not to sell or otherwise dispose of any securities without the prior written consent of Jefferies LLC for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See the section titled ‘‘Shares Eligible for Future Sale—Lock-Up Agreements’’ for additional information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, the holders of an aggregate of                shares of our common stock will be entitled to certain demand registration rights. At any time beginning six months after the effective date of this registration statement, the holders of at least 20% of the registrable securities then outstanding may request that we register all or a portion of their shares. Such request for registration must cover securities the aggregate offering price of which, after payment of underwriting discounts and commissions, would exceed $5,000,000. We will not be required to effect more than two registrations on Form S-1 that have been declared effective. We have the right to defer such registration under certain circumstances.

Piggyback Registration Rights

In the event that we propose to register shares of our common stock or other equity interests under the Securities Act, either for our own account or for the account of other security holders (including in connection with this offering), we will be required to give notice to all holders of registrable securities and to include in the registration such number of registrable securities as any such holder may request, subject to certain limitations. These “piggyback” registration rights do not apply to certain excluded registrations, including any registration statement (i) on Form S-4, Form S-8 or any successor forms thereto, or (ii) filed solely in connection with an exchange offer or any employee benefit or dividend reinvestment (or similar) plan. In addition, if the proposed registration contemplates an underwritten offering, the managing underwriter of such offering will have the right to limit the number of registrable securities to be included in such registration for reasons related to the marketing of the securities.

Shelf Registration Rights

After the completion of this offering, the holders of an aggregate of                shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of at least 10% of the registrable securities then outstanding can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate offering price, after payment of underwriting discounts and commissions, would equal or exceed $1,000,000. We will not be required to effect more than two registrations on Form S-3 within any 12-month period. We have the right to defer such registration under certain circumstances.

Forum Selection

Our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us, any director or our officers and employees arising pursuant to the DGCL, our Post-IPO Certificate of Incorporation or our Post-IPO Bylaws; or as to which the DGCL confers exclusive jurisdiction on the Delaware Court of Chancery; or any action asserting a claim against us, any director or our officers and employees that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Delaware Court of Chancery and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction; provided that, if and only if the Delaware Court of Chancery dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will also provide that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action against any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees and agents, including the underwriters and ay other professional or entity who has prepared or certified any part of this prospectus. Although our Post-IPO Certificate of Incorporation and Post-IPO Bylaws contain the choice of forum provisions described above, it is possible that a court could find one or more of these provisions inapplicable for a particular claim or action or that such provision is unenforceable. Further, notwithstanding anything in our Post-IPO Certificate of Incorporation and Post-IPO Bylaws, investors cannot waive compliance with the federal securities laws and regulations thereunder. The choice of forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a Foreign Action), in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our Post-IPO Certificate of Incorporation and Post-IPO Bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, the terms of any preferred equity securities we may issue in the future, covenants in the agreements governing our current and future indebtedness, other contractual restrictions, industry trends, the provisions of the DGCL affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant. Furthermore, because we are a holding company, our ability to pay dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect wholly owned subsidiaries, which may be similarly impacted by, among other things, the terms of any preferred equity securities these subsidiaries may issue in the future, debt agreements, other contractual restrictions and provisions of applicable law. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and the repayment of outstanding debt, and therefore do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors— Risks Related to this Offering and Ownership of Our Common Stock—We do not expect to pay any dividends on our common stock for the foreseeable future.”

Anti-Takeover Provisions

The provisions of the DGCL, our Post-IPO Certificate of Incorporation and Post-IPO Bylaws, as they will be in effect immediately prior to the closing of this offering, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our Post-IPO Certificate of Incorporation will provide that our board of directors will be divided into three classes, with the number of directors in each class being as nearly equal in number as possible. The directors in each class will serve for staggered three-year terms, one class being elected each year by our stockholders. Our Post-IPO Certificate of Incorporation will provide that directors may only be removed from our board of directors for cause by the affirmative vote of a majority of the shares entitled to vote. See “Management—Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Stockholder Action; Special Meetings of Stockholders

Our Post-IPO Certificate of Incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Post-IPO Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Post-IPO Bylaws. Further, our Post-IPO Bylaws provide that only the chairperson of our board of directors or a majority of our board of directors may call special meetings of our stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our Post-IPO Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting or special meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Generally, in order for any matter to be “properly brought” before a meeting, the matter must be (a) specified in a notice of meeting given by or at the direction of our board of directors, (b) if not specified in a notice of meeting, otherwise brought before the meeting by our board of directors or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a stockholder present in person who (1) was a stockholder both at the time of giving the notice and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with the advance notice procedures specified in the Post-IPO Bylaws or properly made such proposal in accordance with Rule 14a-8 under the Exchange Act and the rules and regulations thereunder, which proposal has been included in the proxy statement for the annual meeting. Further, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the secretary and (b) provide any updates or supplements to such notice at the times and in the forms required by our Post-IPO Bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, to be timely, notice by the stockholder must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”).

Stockholders at an annual meeting or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Post-IPO Bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of two-thirds of the votes which all of our stockholders would be eligible to cast in an election of directors. The affirmative vote of a majority of our board of directors and two-thirds in voting power of the outstanding shares entitled to vote thereon will be required to amend our Post-IPO Certificate of Incorporation.

Section 203 of the DGCL

We will be governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder, unless:

∎

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

∎

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

∎

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, if such person is an affiliate or associate of the corporation, within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Limitations on Liability and Indemnification of Officers and Directors

Our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. Prior to the closing of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. In some cases, the provisions of our indemnification agreements with our directors and executive officers may be broader than the specific indemnification provisions contained under the DGCL. In addition, as permitted by the DGCL, our Post-IPO Certificate of Incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director. This provision does not, however, eliminate the personal liability of our directors for monetary damages resulting from: (1) breach of the director’s duty of loyalty, (2) acts or omissions not in good faith that involve intentional misconduct or knowing violation of law, (3) an unlawful payment of dividends or an unlawful stock purchase or redemption, or (4) any transaction from which the director derived an improper personal benefit.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Corporate Opportunity Doctrine

The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Post-IPO Certificate of Incorporation will, to the extent permitted by the DGCL, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our employees or employees of our subsidiaries. Notwithstanding the foregoing, our Post-IPO Certificate of Incorporation will not renounce our interest in any business opportunity that is expressly offered to an officer, director, stockholder or affiliate solely in their capacity as an officer, director or stockholder (or affiliate thereof).

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Arteris, Inc. Pursuant to the Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                .

Trading Symbol and Market

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “AIP.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock listed on the                , we cannot assure you that there will be an active public market for our common stock.

Immediately prior to the closing of this offering, we will have outstanding an aggregate of                shares of common stock, assuming the issuance of                shares of common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Registration Rights

Pursuant to the Registration Rights Agreement, after the closing of this offering, the holders of up to                shares of our common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Lock-Up Agreements

We, our executive officers, directors and the holders of substantially all of our outstanding stock, options and RSUs have entered into or will enter into lock-up agreements with the underwriters agreeing not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days thereafter, subject to certain exceptions. Jefferies LLC may, in its sole discretion, permit early release of shares subject to the lock-up agreements.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least 180 days would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

∎	1% of the number of shares of our common stock then outstanding; and

∎	the average weekly trading volume in our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds

5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the                concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of our common stock issued or issuable under our 2021 Plan. We expect to file the registration statement covering shares offered pursuant to our 2021 Plan shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

∎	U.S. expatriates and former citizens or long-term residents of the United States;

∎	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

∎	banks, insurance companies, and other financial institutions;

∎	brokers, dealers or traders in securities;

∎	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

∎	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

∎	tax-exempt organizations or governmental organizations;

∎	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code;

∎	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

∎	tax-qualified retirement plans; and

∎	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Internal Revenue Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

∎	an individual who is a citizen or resident of the United States;

∎	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

∎	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

∎

a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the subsection titled “—Sale or Other Taxable Disposition” below.

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

∎

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

∎	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

∎	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                , 2021, among us and Jefferies LLC and Cowen and Company, LLC, as the representatives of the underwriters in this offering named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
Cowen and Company, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority except sales to accounts over which they have discretionary authority to exceed 5% of the common stock being offered.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $                per share of common stock. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $                . We have also agreed to reimburse the underwriters for up to $                for their expenses related to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA, including the related fees and expenses of counsel for the underwriters. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the trading symbol “AIP”.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

∎

sell or offer to sell any shares of common stock, options, warrants or other rights to acquire shares of common stock or any securities exchangeable or exercisable for or convertible into shares of common stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by such individual or their family member;

∎	enter into any swap;

∎

make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of common stock, options, warrants or other rights to acquire shares of common stock or any securities exchangeable or exercisable for or convertible into shares of common stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of common stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration; or

∎	publicly announce any intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Canada

(A) Resale Restrictions

The distribution of shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia, Manitoba, New Brunswick and Nova Scotia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

(B) Representations of Canadian Purchasers

By purchasing shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions or Section 73.3(1) of the Securities Act (Ontario), as applicable,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

(C) Conflicts of Interest

Canadian purchasers are hereby notified that certain of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

(D) Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these shares of common stock in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

(E) Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

(F) Taxation and Eligibility for Investment

Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

A.	You confirm and warrant that you are either:

a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

a person associated with the Company under Section 708(12) of the Corporations Act; or

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

B.

You warrant and agree that you will not offer any of the shares of common stock issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each Member State of the European Economic Area, each, a Relevant State, no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “offer to the public” in relation to the shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

No shares of common stock have been offered or sold, and no shares of common stock may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong, or the CO, or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the shares of common stock has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares of common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of common stock will be required, and is deemed by the acquisition of the shares of common stock, to confirm that he is aware of the restriction on offers of the shares of common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares of common stock in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv

Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any shares of common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares of common stock shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Francisco, California. Cooley LLP, Palo Alto, California, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Arteris, Inc. as of December 31, 2019 and 2020, and for the years then ended, included in this prospectus have been audited by Moss Adams, LLP, an independent registered public accounting firm, as set forth in their report included herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Magillem Design Services SA as of and for the fiscal year ended June 30, 2020 included in this prospectus have been so included in reliance on the report of Mazars, an independent registered public accounting firm given, on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the effectiveness of the registration statement, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

We also maintain a website at www.arteris.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus and does not form a part of this prospectus. The inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors

Arteris, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Arteris, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP

San Francisco, California

June 11, 2021

We have served as the Company’s auditor since 2020.

ARTERIS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2019 and 2020

(In thousands, except share and per share data)

	2019	2020
ASSETS
Current assets:
Cash	$13,938	$11,744
Accounts receivable-net	7,058	14,350
Prepaid expenses and other current assets	1,807	2,858

Total current assets	22,803	28,952
Property and equipment-net	1,026	2,365
Operating lease right-of-use assets	1,898	2,753
Intangibles-net	—	3,409
Goodwill	—	2,677
Other assets	1,096	2,580

TOTAL ASSETS	$26,823	$42,736

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$702	$1,116
Accrued expenses and other current liabilities	2,683	7,249
Operating lease liabilities, current	474	767
Deferred revenue, current	14,343	17,894
Vendor financing arrangements, current	415	643
Term loan, current	600	557

Total current liabilities	19,217	28,226
Deferred revenue, noncurrent	8,773	15,014
Operating lease liabilities, noncurrent	1,512	2,079
Vendor financing arrangements, noncurrent	299	727
Term loan, noncurrent	539	—
Other liabilities	201	2,986

Total liabilities	30,541	49,032

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock:
Redeemable convertible preferred stock, par value of $0.001—4,471,316 shares authorized; 4,471,316 shares issued and outstanding in 2019 and 2020 (aggregate liquidation preference of $5,768 in 2019 and 2020)	5,712	5,712

Stockholders’ deficit:
Common stock, par value of $0.001—31,525,154 shares authorized; 17,349,695 and 18,486,989 shares issued and outstanding in 2019 and 2020, respectively	17	18
Additional paid-in capital	2,918	3,612
Accumulated other comprehensive loss	(18)	(31)
Accumulated deficit	(12,347)	(15,607)

Total stockholders’ deficit	(9,430)	(12,008)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	26,823	42,736

See notes to consolidated financial statements

ARTERIS, INC. AND SUBSIDIARIES

Consolidated Statements of Income (Loss)

For the years ended December 31, 2019 and 2020

(In thousands, except share and per share data)

	2019	2020

Licensing, support and maintenance	$26,733	$27,408
Variable royalties and other	4,768	4,404

Total revenue	31,501	31,812

Cost of revenue	1,862	1,491

Gross profit	29,639	30,321
Operating expenses:
Research and development	10,051	17,020
Sales and marketing	9,782	9,749
General and administrative	2,533	7,329

Total operating expenses	22,366	34,098

Income (loss) from operations	7,273	(3,777)
Gain on extinguishment of debt	—	1,593
Interest and other expense, net	(290)	(50)

Income (loss) before provision for income taxes	6,983	(2,234)
Provision for income taxes	1,144	1,026

Net income (loss)	$5,839	$(3,260)
Less: Net income attributable to participating securities	(1,221)	—

Net income (loss) attributable to common stockholders	$4,618	$(3,260)

Net income (loss) per share attributable to common stockholders:
Basic	$0.27	$(0.19)
Diluted	$0.27	$(0.19)
Weighted average shares used in computing per share amounts
Basic	16,915,855	17,577,846
Diluted	17,413,305	17,577,846

See notes to consolidated financial statements.

ARTERIS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2019 and 2020

(In thousands)

	2019	2020
Net income (loss)	$5,839	$(3,260)
Other comprehensive loss
Unrealized pension actuarial loss	(1)	(13)

Comprehensive income (loss)	$5,838	$(3,273)

See notes to consolidated financial statements.

ARTERIS, INC. AND SUBSIDIARIES

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

For the years ended December 31, 2019 and 2020

(In thousands, except share data)

	REDEEMABLE CONVERTIBLE PREFERRED STOCK		STOCKHOLDERS’ DEFICIT
			COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT				TOTAL
BALANCE—January 1, 2019	4,471,316	$5,712	16,726,228	$17	$2,456	$(17)	$(18,186)	$(15,730)
Issuance of common stock for settlement of restricted stock awards	—	—	18,000	—	—	—	—	—
Issuance of common stock for cash upon exercise of stock options	—	—	531,352	—	185	—	—	185
Issuance of common stock for settlement of restricted stock units	—	—	74,115	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	277	—	—	277
Unrealized pension actuarial loss	—	—	—	—	—	(1)	—	(1)
Net income	—	—	—	—	—	—	5,839	5,839

BALANCE— December 31, 2019	4,471,316	5,712	17,349,695	17	2,918	(18)	(12,347)	(9,430)
Issuance of common stock for cash upon exercise of stock options	—	—	1,002,039	1	236	—	—	237
Issuance of common stock for settlement of restricted stock units	—	—	135,255	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	458	—	—	458
Unrealized pension actuarial loss	—	—	—	—	—	(13)	—	(13)
Net loss	—	—	—	—	—	—	(3,260)	(3,260)

BALANCE— December 31, 2020	4,471,316	$5,712	18,486,989	$18	$3,612	$(31)	$(15,607)	$(12,008)

See notes to consolidated financial statements

ARTERIS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2020

(In thousands)

	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$5,839	$(3,260)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	756	935
Stock-based compensation	277	458
Pension plan expenses	19	33
Amortization of debt issuance cost	13	8
Operating non-cash lease expense	9	532
Provision for doubtful accounts and allowances	18	—
Gain on extinguishment of debt	—	(1,593)
Gain on disposal of assets	—	(7)
Changes in operating assets and liabilities:
Accounts receivable, net	2,670	(6,324)
Prepaid expenses and other assets	(497)	(2,608)
Accounts payable	135	414
Accrued expenses and other current liabilities	901	3,016
Operating lease liabilities	—	(527)
Deferred revenue	2,059	11,086

Net cash provided by operating activities	12,199	2,163

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(242)	(654)
Payments for business acquisition	—	(4,500)
Proceeds from sale of property and equipment	—	7

Net cash used in investing activities	(242)	(5,147)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from PPP Loan	—	1,603
Payments of principal portion of Term loan	(350)	(600)
Principal payments under vendor financing arrangements	(741)	(441)
Proceeds from exercise of stock options	185	236
Financing lease payments	(8)	(8)

Net cash (used in) provided by financing activities	(914)	790

NET INCREASE (DECREASE) IN CASH	11,043	(2,194)
CASH, beginning of period	2,895	13,938

CASH, end of period	$13,938	$11,744

Supplemental cash flow information:
Cash paid for interest	$73	$65
Cash paid for taxes	$1,935	$1,529
Noncash investing and financing activities:
PPP Loan forgiven	$—	$1,593
Net change in other comprehensive income (loss)—pension plan accrual	$(1)	$(13)
Property and equipment addition included in other liabilities and accounts payable	$167	$1,370
Recognition of new right-of-use assets and lease liabilities for the lease modification	$—	$165
Contingent and deferred consideration for business acquisition	$—	$3,342

See notes to consolidated financial statements.

ARTERIS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(As of and for the years ended December 31, 2019 and 2020)

1. DESCRIPTION OF BUSINESS

Arteris, Inc. and its subsidiaries (collectively, the “Company” or “Arteris”) was incorporated in Delaware on April 12, 2004. The Company develops, licenses, and supports the on-chip interconnect fabric technology used in System-on-Chip (“SoC”) designs for a variety of devices and in the development and distribution of Network-on-Chip (“NoC”) interconnect intellectual property (“IP”). The Company also provides software and services to enable efficient deployment of NoC IP, IP support & maintenance services, professional services and training and on-site support services. The Company is headquartered in Campbell, California and has offices in the United States, France, Japan, Korea and China.

COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic which has resulted in substantial global economic disruption and uncertainty. In response to the COVID-19 pandemic, the measures implemented by various authorities have caused us to change the Company’s business practices, including those related to where employees work, the distance between employees in the Company’s facilities, limitations on in-person meetings between employees and with customers, suppliers, service providers and stakeholders, as well as restrictions on business travel to domestic and international locations and to attend trade shows, technical conferences and other events.

The Company is unable to accurately predict the full impact that COVID-19 will have on its future results of operations, financial condition, liquidity and cash flows due to numerous uncertainties, including the duration and severity of the pandemic and containment measures. The Company will continue to monitor health orders issued by applicable governments to ensure compliance with evolving domestic and global COVID-19 guidelines.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). References to “ASC” and “ASU” included hereinafter refers to the Accounting Standards Codification and Accounting Standards Update established by the Financial Accounting Standards Board (“FASB”) as the source of authoritative U.S. GAAP.

Principles of Consolidation—The consolidated financial statements include the accounts of Arteris, Inc. and its wholly-owned subsidiaries. All inter-company transactions and accounts have been eliminated.

Segment Information—The Company operates as a single operating segment. The chief operating decision maker is the Company’s Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis, accompanied by disaggregated revenue information. Accordingly, the Company has determined that it has a single reportable segment and operating segment.

Use of Estimates—The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to, among others, revenue recognition, the useful lives of assets, assessment of recoverability of property, plant and equipment, fair values of goodwill and other intangible assets, including impairments, leases, allowances for doubtful accounts, deferred tax assets and related valuation allowance, stock-based compensation, potential reserves relating to litigation and tax matters, as well as other accruals or reserves. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

Foreign Currency—The Company and its foreign subsidiaries’ functional currency is the US dollar. Accordingly, monetary assets and liabilities of foreign subsidiaries are remeasured into US dollars at the exchange rates in effect at the balance sheet date, non-monetary assets and liabilities are recorded at historical rates, and revenue and expenses are remeasured at average rates during the period. Remeasurement adjustments are recognized as a component of Interest and other income (expense), net within the Consolidated Statements of Income (Loss).

Comprehensive Income (Loss)—Comprehensive income (loss) generally represents all changes in stockholders’ deficit during the period except those resulting from investments by, or distributions to, stockholders. For the years ended December 31, 2019 and 2020, the components of comprehensive income (loss) consist of net income (loss) and unrealized pension actuarial loss.

Net Income (Loss) per Share—Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock during the period, plus the dilutive effects of stock options, restricted stock units (“RSU”) and restricted stock awards (“RSA”). Dilutive shares of common stock are determined by applying the treasury stock method.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates their fair value. As of December 31, 2019 and 2020, cash and cash equivalents consist primarily of checking and savings deposits. There were no cash equivalents as of December 31, 2019 and 2020.

Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable, net consist of primarily billed and unbilled trade accounts receivable. Unbilled accounts receivable represents amounts recorded as royalty revenue which will be invoiced within a short period upon receipt of the royalty reports from the licensees. The Company records accounts receivable when it has an unconditional right to consideration. Trade accounts receivable are recorded at the invoiced amount. The Company maintains allowances for doubtful accounts to reduce its receivables to their estimated net realizable value. In general, the Company does not offer extended credit terms and also do not require any security or collateral to support its receivables. The Company performs ongoing credit evaluations of its customers and establishes allowances for potential credit losses by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. The Company’s allowance for doubtful accounts activity has historically not been significant. Probable losses are recorded in general and administrative expense in the Consolidated Statements of Income (Loss).

Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Concentrations of Credit Risk—Financial instruments that potentially subject us to concentration of credit risk consist of cash and accounts receivable. The Company maintains cash in checking and savings deposits. Management believes no significant concentration risk exists with respect to cash as in management’s judgment the banks that hold the Company’s cash are financially stable. The Company deposits cash with high-credit-quality financial institutions which, at times, may exceed federally insured amounts.

The Company’s accounts receivable are derived principally from revenue earned from customers located in Asia Pacific and the Americas regions.

Accounts receivable from the Company’s major customers representing 10% or more of total accounts receivable was as follows:

	2019	2020
Customer A	33%	20%
Customer B	14%	*
Customer C	12%	*
Customer D	*	31%

*	Customer accounted for less than 10% of total accounts receivable at period end.

Revenue from the Company’s major customers representing 10% or more of total revenue was as follows:

	2019	2020
Customer C	44%	*
Customer D	16%	15%
Customer E	*	25%

*	Customer accounted for less than 10% of total revenue in the period.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives, generally ranging from one to seven years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining lease term.

Depreciation expenses are recorded in cost of revenue and operating expenses on the Consolidated Statements of Income (Loss). Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded as a component of operating expenses. Repairs and maintenance costs are expensed as incurred.

The Company evaluates the recoverability of property and equipment for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is measured by comparing their carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount is not recoverable, the carrying amount of such assets is reduced to fair value. No impairment was recognized during the years ended December 31, 2019 and 2020.

Business Combinations—The Company allocates the purchase price to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the purchase price over the fair value of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies, the Company’s assessment of this information, and historical experience. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customers, acquired technology, and trade names from a market participant perspective, useful lives, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. In addition, unanticipated events and circumstances may occur that may affect the accuracy or validity of such estimates, and if such events occur, the Company may be required to adjust the value allocated to acquired assets or assumed liabilities. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s Consolidated Statements of Income (Loss). Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Goodwill and Intangible Assets—The Company performs its goodwill and other indefinite-lived intangible assets impairment tests annually or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value below its carrying value. For the year ended December 31, 2020, the Company did not have any goodwill or other indefinite-lived intangible assets impairment.

Acquired finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets, which range from five to eight years, unless the lives are determined to be indefinite. The Company routinely reviews the remaining estimated useful lives of finite-lived intangible assets. Amortization expenses are recorded in operating expenses on the Consolidated Statements of Income (Loss).

Debt Issuance Costs—Costs incurred in connection with the issuance of long-term debt have been recorded as a direct reduction against the debt and are amortized over the life of the associated debt as a component of interest and other income (expense), net using the effective interest method.

Right-of-use Assets (“ROU”) and Lease Liabilities—The Company recognizes leases in accordance with ASC Topic 842, Leases, and subsequently issued additional related ASUs (“Topic 842”), which the Company adopted at January 1, 2019 using a modified retrospective transition approach.

The Company leases its offices at various locations under noncancelable operating lease agreements expiring at various dates through 2024. Under the terms of these agreements, the Company also bears the costs for certain insurance, property tax, and maintenance. The terms of certain lease agreements provide for increasing rental payments at fixed intervals.

At lease commencement, the Company measures and records a lease liability equal to the present value of the remaining lease payments, generally discounted using incremental borrowing rate as the implicit rate is not readily determinable on many of its leases. When determining the incremental borrowing rates, the Company considers information including, but not limited to, the lease term, the interest rates on its collateralized debt and incremental borrowing rates for its peer group.

On the lease commencement date, the amount of the ROU assets consists of the following:

∎	The amount of the initial measurement of the lease liability;

∎	Any lease payments made at or before the commencement date, minus any lease incentives received; and

∎	Any initial direct costs incurred.

The Company assesses the option for lease extensions, renewals, or terminations on individual leases, and generally considers the base term to be the term of lease contracts, unless it is reasonably certain that the Company will exercise such options. Lease agreements may contain other variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred in the Consolidated Statements of Income (Loss). The Company does not include non-lease components with lease payments for the purpose of calculating lease right-of-use assets and lease liabilities. The lease agreements generally do not contain any residual guarantees or restrictive covenants.

Operating leases are included in operating lease ROU assets, operating lease liabilities, current and operating lease liabilities, noncurrent in the Consolidated Balance Sheets. Finance leases are included in property and equipment, accrued expenses and other current liabilities and other liabilities in the Consolidated Balance Sheets.

Revenue Recognition—

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related ASUs (“Topic 606”). The Company recognizes revenues as it transfers control of deliverables (software and services) to its customers in an amount reflecting the consideration to which it expects to be entitled. To recognize revenues, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenues when a performance obligation is satisfied. The Company accounts for a contract when it has approval and commitment from all parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company applies judgment in determining the customer’s ability and intention to pay based on a variety of factors including the customer’s historical payment experience.

Nature of Products and Services —

The Company’s revenue is primarily derived from licensing intellectual property, licensing software, support and maintenance services, professional services, training services, and royalties.

Design Solutions

Interconnect Solutions product arrangements provide customers the right to software licenses, services, software updates and technical support. The Company enters into licensing arrangements with customers that typically range from two to three years and generally consist of delivery of a design license that grants the customer the right to use the IP to design a contractually defined number of products and stand-ready support services that provide the customer a significant benefit from its proprietary software tool (“RTL”) as well as ongoing access to Corporate Application Engineers (“CAE”) and Field Application Engineers (“FAE”) (collectively, “application engineer support services”) to perform certain verifications including benchmark performance, simulations and ultimately, through the RTL, instantiate designs into silicon over the design term.

The support services, including access to application engineering support services and the benefits of the RTL, are integral and fundamental to the customer’s ability to derive its intended benefit from the IP. CAEs are part of the product development team providing detailed requirements for engineering projects, working very closely with a customer’s chief technology officer and the marketing department, and performing quality assurance testing of customer products prior to shipment to their customers. FAEs provide assistance to the customer’s engineering team in translating their desired SoC architecture into inputs for NoC IP configuration, assistance in optimizing the NoC configuration, answer to customer questions by the online support system or phone, constructive reviews of the progress achieved by the customer’s development team and provision of advice on how to best use the licensed IP, performance of design reviews before customer project RTL freeze and tape-out to ensure the customer used the licensed IP configuration tooling as intended so that the RTL output meets customer requirements and expectations. FAE reviews of the customer’s design are mandatory and consist of an understanding of the customer requirements and analysis of the adequacy of the contemplated IP considering the customer’s desired architecture and design goals and objectives, taking into consideration bandwidth, coherence/non-coherence, latency, clock and timing, areas, and any and all constraints, as identified and specific to the design under review.

Besides application engineer support services, support and maintenance services also consist of a stand-ready obligation to provide technical support and software updates over the support term. Generally, the first-year of technical support and software updates are bundled with and into the license fee with a customer option to renew additional years of support throughout the license term. However, the Company continues to provide technical support and software updates throughout the license term even if the customer does not renew these services in subsequent years, making the license term and support and maintenance term co-terminus.

Considering the nature of the combined design tool and assisting the Company’s customers in applying its IP technology in its customers’ development environment and the relative significance thereof, the Company has concluded that its Interconnect Solutions IP licensing arrangements are not distinct from its obligation to provide the application engineering support services and benefits of the RTL. The Interconnect Solutions IP, RTL, and the application engineering support services serve to fulfill its commitment to the customer, as they represent inputs to a single, combined performance obligation that commences upon the later of the arrangement effective date or transfer of the software license. The design license and the regular two-way interaction between the design tool, RTL, and the application engineering support services give the customer the intended benefit from the arrangement, which is the ability to commercialize their design. Customers cannot benefit from the design license on its own or together with other readily available resources as no other RTL or application engineer support service provides exists in the marketplace that a customer could use with the design license. Consequently, the RTL and application engineer support service cannot be used on its own or together with any other design license as the Company does not allow the use of the RTL or provide application engineer support services separately from the design license. Further, although technical support and software updates is a distinct performance obligation, it is accounted for as if it were part of a single performance obligation that includes the licenses, RTL and application engineer support services because the technical support and updates are provided in practice for the same period of time and have the same time-based pattern of transfer to the customer as the combined design license, RTL, and application support services.

Revenues that are derived from the sale of a licensee’s products that incorporate the Company’s IP are classified as royalty revenues. Royalty revenues are recognized during the quarter in which the sale of the product incorporating the Company’s IP occurs. Royalties are calculated either as a percentage of the revenues received by a licensee’s sale of products incorporating the Company’s IP or on a per unit basis, as specified in the agreements with the licensees. For a majority of the Company’s royalty revenues, it receives the actual sales data from its customers after the quarter ends and accounts for it as unbilled receivables. When the Company does not receive actual sales data from the customer prior to the finalization of its financial statements, royalty revenues are recognized based on its estimation of the customer’s sales during the quarter.

Deployment Solutions

Deployment Solutions product arrangements provide customers the right to software licenses, software updates and technical support. The software licenses are time-based licenses with terms generally ranging from one to three years. These arrangements generally have two distinct performance obligations that consist of transferring the licensed software and the support and maintenance service. Support and maintenance services consist of a stand-ready obligation to provide technical support and software updates over the support term. Revenue allocated to the software license is recognized at a point in time upon the later of the delivery date or the beginning of the license period, and revenue allocated to support services is recognized ratably over the support term.

A limited number of Deployment Solutions contracts include tokens, a mechanism used to both enable “peak” users to choose a combination of the software products on a monthly basis and restrict the number of users. The Company recognizes revenue related to these tokens at a point in time, upon delivery of monthly token license keys to the customer.

Professional Services

The Company’s agreements often include service elements (other than maintenance and support services). These services include training, design assistance, and consulting. Services performed on a time and materials basis are recognized over the period the services are provided either using an output method such as labor hours, or a method that is otherwise consistent with the way in which value is delivered to the customer. Services performed on a fixed price basis are recognized over time, generally using costs incurred or hours expended to measure progress.

Multiple Performance Obligations

Most of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately, if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis, which are estimated considering multiple factors including observable industry pricing practices and internal pricing strategies and objectives.. Standalone selling prices of software license are typically estimated using the residual approach. Standalone selling prices of professional services are typically estimated based on observable transactions when these services are sold on a standalone basis.

Transaction price

Revenue is recognized when, or as, control of a promised product or service transfers to a client, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products or services. If the consideration promised in a contract includes a variable amount, the Company estimates the amount to which it expects to be entitled using either the expected value or most likely amount method, to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. Generally, the transaction price of the Company’s contracts is fixed at the inception of the contract, except for variable royalties. The Company’s contracts generally do not include terms that could cause variability in the transaction price.

The Company assesses the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or the Company, no financing component is deemed to exist. When contracts involve a significant financing component, the Company adjusts the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provide the customer with a significant benefit of financing.

The Company reports revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions.

In instances where foreign licensees withhold and remit taxes to local authorities in accordance with local laws and regulations, the Company recognizes and presents revenue on a gross basis, and includes the withholding tax in income tax expense.

Flexible Spending Accounts

Some customers enter into a non-cancelable flexible spending account agreements (“FSA Agreements”) whereby the customer commits to a fixed dollar amount over a specified period of time that can be used to purchase from a list of the Company’s products or services. These agreements do not meet the definition of a revenue contract until the customer executes a separate order to identify the required products and services that they are purchasing. The combination of the FSA agreement and the subsequent order creates enforceable rights and obligations, thus meeting the definition of a revenue contract. Each separate order under the agreement is treated as an individual contract and accounted for based on the respective performance obligations included within the FSA agreements.

Contract modifications

The Company’s contracts may be modified to add, remove or change existing performance obligations. The accounting for modifications to the Company’s contracts involves assessing whether the products and services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Products and services added that are not distinct are accounted for on a cumulative catch-up basis, while those that are distinct are accounted for prospectively, either as a separate contract if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price. The Company’s more significant contract modifications include extensions of the design license term and the purchase of additional years of support and maintenance.

Judgments

The Company’s contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together requires significant judgment. Judgment is also required to determine the standalone selling price for each distinct performance obligation.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (billed or unbilled), contract assets, or contract liabilities (“deferred revenue”) on the Company’s Consolidated Balance Sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice. The Company records deferred revenue when it invoices customers and revenue is not yet recognized. For time-based software agreements, customers are generally invoiced in single or annual amounts, although some customers are invoiced more frequently over time. The Company records an unbilled receivable when revenue is recognized and it has an unconditional right to invoice and receive payment.

The Company capitalizes sales commission as costs of obtaining a contract when they are incremental and, if they are expected to be recovered, amortized in a manner consistent with the pattern of transfer of the good or service to which the asset relates. If the expected amortization period is one year or less, the commission fee is expensed when incurred.

Cost of Revenue—Cost of Revenues relates to costs associated with the Company’s IP licensing arrangements, deployment solution software and support activities, including applicable personnel related costs, travel, and overhead.

Research and Development—Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development costs consist primarily of compensation, stock-based compensation, and employee benefits of engineering and product development personnel, consulting services, and other direct expenses.

Software Development Costs—Software development costs are capitalized beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. Arteris has not capitalized any software development costs as of and for the years ended December 31, 2019 and 2020 as the period between establishing technological feasibility and general customer release has historically been short and therefore capitalizable costs have been insignificant.

The Company has not capitalized any internal-use software development costs as these costs have historically been insignificant.

Sales and Marketing—Sales and marketing expenses consist of compensation and employee benefits of marketing and sales personnel and related support teams, and stock-based compensation, as well as travel, trade show sponsorships and events, conferences, and internet advertising costs. Advertising costs, included in sales and marketing expenses, are expensed as incurred. The Company incurred advertising costs of $90 thousand and $142 thousand for the years ended December 31, 2019 and 2020, respectively.

General and Administrative—General and administrative expenses include executive and administrative compensation and employee benefits, depreciation, professional services fees, insurance costs, bad debt, other allocated costs, such as facility-related expenses, supplies, and other fixed costs and stock-based compensation.

Stock-based Compensation—The Company measures equity classified stock-based awards, including stock options, RSUs, and RSAs granted to employees, directors, and non-employees based on the estimated fair values of the awards on the date of the grant. Stock-based compensation expense for awards with service-based vesting only is recognized on a straight-line basis over the requisite service period which is generally the vesting period of such awards, as a component of operating expenses within the Consolidated Statements of Income (Loss). For awards that include performance conditions stock-based compensation expense is recognized on a graded vesting basis over the requisite service period. Compensation expense is not recognized until the performance condition becomes probable. The Company accounts for forfeitures related to these awards as they occur.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term, the volatility of the Company’s common stock, and an assumed risk-free interest rate. As a result, if the Company revises its assumptions and estimates, the Company’s stock-based compensation expense could change.

The fair value of RSUs and RSAs granted is measured as the fair value per share of the Company’s common stock on the date of grant.

Income Taxes—The Company accounts for income taxes under the asset and liability method. Under this method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company provides for a valuation allowance when it is more likely than not that some portion, or all of its deferred tax assets will not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. As of December 31, 2019 and December 31, 2020, the Company recorded a full valuation allowance against its U.S. deferred tax assets.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2019 and 2020. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2019 and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Fair value of financials instruments—The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal market or the most advantageous market in which it would transact.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s own assumptions about the factors that market participants would use in valuing the asset or liability developed based on the best information available in the circumstances.

The standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value by requiring that the most observable inputs be used when available. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

∎	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

∎

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets).

∎	Level 3 applies to assets or liabilities for which fair value is derived from valuation techniques in which one or more significant inputs are unobservable, including the Company’s own assumptions.

The Company determined the estimated fair value of financial instruments using available market information and valuation methodologies considered to be appropriate. The carrying amounts of the cash, accounts receivable and accounts payable approximate their fair values due to their short maturities. The Company’s investments are recorded at fair value and Term loan, Revolving line of credit, and Vendor financing arrangements are recorded at net carrying value.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which superseded previous guidance related to accounting for leases. Topic 842 requires lessees to recognize most leases on their balance sheets as lease right-of-use assets with corresponding lease liabilities and eliminates certain real estate-specific provisions. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842). This ASU provides an optional transition method that entities can use when adopting the new standard and a practical expedient that permits lessors to not separate non-lease components from the associated lease component if certain conditions are met.

The Company elected to early adopt Topic 842 on January 1, 2019 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior periods amounts have not been adjusted and continue to be reported in accordance with the historical accounting under Topic 840.

The Company elected to use the package of practical expedients permitted under the transition guidance, which allowed the Company to carryforward the historical lease classification, assessment conclusions of whether a contract was or contains a lease, and the initial direct costs for any leases that existed prior to January 1, 2019. The Company also elected to keep leases with an initial term of twelve months or less off the balance sheet and recognize the associated lease payments in the Consolidated Statements of Comprehensive Income (Loss) on a straight-line basis over the lease term.

Upon adoption of Topic 842, the Company recognized total ROU assets of $2.3 million, with corresponding lease liabilities of $2.3 million, on the consolidated balance sheets. This included $24 thousand, net of depreciation, of preexisting finance lease ROU assets previously reported as capital lease assets within property and equipment, net. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the Company’s beginning retained earnings, or prior year Consolidated Statements of Income (Loss) and Statements of Cash Flows.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and in May 2019 issued ASU No. 2019-05, Credit Losses (Topic 326): Targeted Transition Relief (collectively referred to as “Topic 326”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. Topic 326 replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. Topic 326 is effective for the Company for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-14, Retirement Benefits: Changes to the Disclosure Requirements for Defined Benefit and other Postretirement Plan (Subtopic 715-20), that adds, removes, and clarifies disclosures requirements for defined benefit and other postretirement plans. This ASU will be effective for the Company for fiscal years ending after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU will be effective for the Company for fiscal years beginning after December 15, 2020, and all interim periods beginning after December 15, 2021. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes. ASU 2019-12 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments in this ASU simplify the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, the guidance removes the liability and equity separation models for convertible instruments. Instead, entities will account for convertible debt instruments wholly as debt unless convertible instruments contain features that require bifurcation as a derivative or that result in substantial premiums accounted for as paid-in capital. The guidance also requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share. The guidance is effective for the Company for fiscal years beginning after December 15, 2023, with early adoption permitted for fiscal years beginning after December 15, 2020, and can be adopted on either a retrospective or modified retrospective basis. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

3. REVENUE

Disaggregated Revenue

The following table shows revenue by product and services groups for the years ended December 31, 2019 and 2020 (in thousands):

	2019	2020
Licensing, support and maintenance	$26,733	$27,408
Variable royalties	4,595	3,470
Other	173	934

Total	$31,501	$31,812

Revenue in 2019 included an intellectual property (“IP”) license arrangement agreement the Company entered into with HiSilicon Technologies Co, Ltd. (“HiSilicon”), a subsidiary of Huawei Technologies Co, Ltd., with a total contract value of $10.0 million. This agreement granted the customer the right to take possession of the validation/instantiation code as the Company was precluded from providing any form of support and maintenance to HiSilicon by applicable U.S. government trade restrictions. The total transaction price for this arrangement was recognized as revenue in 2019 upon delivery of the IP as the Company had no further obligations to the customer after time of the delivery. Additionally, $703 thousand included in deferred revenue and related to other prior transactions with the same customer was recognized in revenue in 2019.

Revenue in 2020 included an IP license agreement the Company entered into with Shenzhen DJI Sciences and Technologies Ltd. (“DJI”) with a total contract value of $7.4 million. This agreement granted the customer the right to take possession of the validation/instantiation code as the Company was precluded from providing any form of support and maintenance to this customer by applicable U.S. government trade restrictions. The total transaction price for this arrangement was recognized as revenue in 2020 upon delivery of the IP as the Company had no further obligations to the customer after time of the delivery. Additionally, $159 thousand included in deferred revenue and related to other prior transactions with the same customer was recognized in revenue in 2020.

Contract Balances

The timing of revenue recognition differs from the timing of invoicing to customers and this timing difference results in contract liabilities (“deferred revenue”) on the Consolidated Balance Sheets. The following table provides information about accounts receivable, contract assets and deferred revenue as follows as of December 31, 2019 and 2020 (in thousands):

	2019	2020
Accounts receivable—net	$7,058	$14,350
Contract assets	$—	$1,359
Deferred revenue	$(23,116)	$(32,908)

During the years ended December 31, 2019 and 2020, the Company recognized revenue of $14.9 million and $15.7 million, respectively, that was included in the deferred revenue balance at the beginning of the fiscal year.

Contracted but unsatisfied performance obligations were $28.0 million and $37.6 million at the end of fiscal years 2019 and 2020, respectively, and include unearned revenue and non-cancelable Flexible Spending Account (“FSA”) commitments from customers where actual product selection and quantities of specific products are to be determined by customers at a future period. FSA commitments amounted to $4.9 million and $4.7 million at the end of fiscal years 2019 and 2020, respectively. The Company has elected to exclude the potential future royalty receipts from the remaining performance obligations. The contracted but unsatisfied or partially unsatisfied performance obligations, excluding non-cancelable FSA, expected to be recognized in revenue over the next 12 months at the end of fiscal year 2020 are $17.5 million, with the remainder recognized thereafter.

The following table is a rollforward of contract balances as of December 31, 2019 and 2020 (in thousands):

	2019	2020
Deferred revenue licensing, support and maintenance—beginning balance	$21,057	$23,116
Additions	28,792	37,200
Revenue recognized	(26,733)	(27,408)

Deferred revenue licensing, support and maintenance—ending balance	$23,116	$32,908

During fiscal years 2019 and 2020, the Company recognized $4.6 million and $3.5 million, respectively, from performance obligations satisfied from sales-based royalties earned during the periods.

Costs of Obtaining a Contract with a Customer

Incremental costs of obtaining a contract with a customer consist primarily of direct sales commissions incurred upon execution of the contract. These costs are required to be capitalized under ASC 340-40, Other Assets and Deferred Costs—Contracts With Customers, and amortized over the license term. As direct sales commissions paid for term extensions are commensurate with the amounts paid for initial contracts, the deferred incremental costs for initial contracts and for term extensions are recognized over the respective contract terms. Total capitalized direct commission costs as of December 31, 2019 and December 31, 2020 are as follows (in thousands):

	2019	2020
Short-tem commission capitalized in prepaid expenses and other current assets	$1,066	$1,079
Long-term commission capitalized in other assets	906	1,479

Total	$1,972	$2,558

Amortization of capitalized sales commissions were $1.6 million and $2.2 million during fiscal 2019 and 2020, respectively, and are included in sales and marketing expense in the Consolidated Statements of Income (Loss).

4. NET INCOME (LOSS) PER SHARE

The following table presents the calculation of basic and diluted net income (loss) per share attributable to common stockholders for the years ended December 31, 2019 and 2020 (in thousands, except per share data):

	2019	2020
Numerator:
Net income (loss)	$5,839	$(3,260)
Less: Net income attributable to participating securities	(1,221)	—

Net income (loss) attributable to common stockholders	$4,618	$(3,260)
Denominator:
Weighted-average shares outstanding—Basic	16,915,855	17,577,846
Weighted-average effect of dilutive securities:
Common stock options	425,979	—
Restricted stock units	66,592	—
Restricted stock awards	4,878	—

Weighted-average shares outstanding—Dilutive	17,413,305	17,577,846

Basic EPS	$0.27	$(0.19)

Diluted EPS	$0.27	$(0.19)

Since the Company was in a loss position for the year ended December 31, 2020, the diluted earnings per share is equal to the basic earnings per share as the effect of potentially dilutive securities would have been antidilutive.

The following table summarizes the potentially dilutive securities that were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive for the years ended December 31, 2019 and 2020:

	2019	2020
Stock options	—	7,073,584
Restricted stock units	—	843,095
Preferred Stock	4,471,316	4,471,316

Total	4,471,316	12,387,995

5. FAIR VALUE MEASUREMENTS

Assets Measured and Recorded at Fair Value on a Non-Recurring Basis

Certain non-financial assets, such as intangible assets and property, plant and equipment, are remeasured at fair value only if an impairment or observable price adjustment is recognized in the current period.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

Financial instruments not recorded at fair value on a recurring basis include the Term loan and Vendor financing arrangements. The aggregate carrying value of the Term loan and Vendor financing agreements were $1.9 million and $1.9 million as of December 31, 2019 and 2020, respectively. The estimated fair values of these financial instruments approximate their carrying values and are categorized as Level 2 within the fair value hierarchy based on the nature of the fair value inputs.

The Company’s borrowings under its Term Loan facility and Vendor financing arrangements are classified within Level 2 because these borrowings are not actively traded and have a variable interest rate structure based upon market rates currently available to the Company for debt with similar terms and maturities.

6. INTANGIBLE ASSETS

Intangible assets as of December 31, 2020 consist of the following (in thousands):

2020
Developed Technology	$1,700
Customer Relationships	1,100
IPR&D	500
Trade Name	150

Total intangibles	3,450
Less accumulated amortization	(41)

Total intangibles—net	$3,409

Amortization expense related to intangible assets for the year ended December 31, 2020 was $41 thousand. The Company had no intangible assets as of December 31, 2019.

Amortization expense based on the amortized intangible assets balance at December 31, 2020 is expected to be recorded in the future as follows: $478 thousand in 2021; $478 thousand in 2022; $478 thousand in 2023; $478 thousand in 2024; $449 thousand in 2025 and $398 thousand thereafter.

7. BALANCE SHEET COMPONENTS

Accounts Receivable, net

The following table represents the components of accounts receivable, net, as of December 31, 2019 and 2020 (in thousands):

	2019	2020
Accounts receivable	$6,340	$13,927
Unbilled accounts receivable	1,258	812

Total Accounts receivable	7,598	14,739
Less: allowance for doubtful accounts and allowance for foreign withholding tax	(540)	(389)

Total accounts receivable, net	$7,058	$14,350

The allowance for doubtful accounts was $280 thousand as of both December 31, 2019 and 2020. The allowance for foreign withholding tax was $260 thousand and $109 thousand as of December 31, 2019 and 2020, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of December 31, 2019 and 2020, consisted of the following (in thousands):

	2019	2020
Capitalized commissions asset, net	$1,066	$1,079
Contract assets	—	551
State and local tax credit	272	523
Subscriptions	83	158
Other	386	547

	$1,807	$2,858

Property and Equipment, net

Property and equipment as of December 31, 2019 and 2020, consisted of the following (in thousands):

	2019	2020
Software and technology equipment	$3,052	$3,209
Office furniture and hardware equipment	92	271
Leasehold improvements	52	100
Vehicles	24	7
Finance lease right-of-use assets	18	7

Total property and equipment	3,238	3,594
Less accumulated depreciation and amortization	(2,212)	(1,229)

Total property and equipment—net	$1,026	$2,365

Depreciation and amortization expenses related to property and equipment for the years ended December 31, 2019 and 2020, was $809 thousand and $895 thousand, respectively.

Other Assets

Other assets as of December 31, 2019 and 2020, consisted of the following (in thousands):

	2019	2020
Capitalized commissions asset, net	$907	$1,479
Contract assets	—	808
Other assets	189	293

	$1,096	$2,580

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2019 and 2020, consisted of the following (in thousands):

	2019	2020
Payroll and related benefits	$2,416	$5,303
Deferred consideration	—	500
Contingent consideration	—	574
Other accrued liabilities	267	872

	$2,683	$7,249

Other Liabilities

Other liabilities, noncurrent, as of December 31, 2019 and 2020, consist of the following (in thousands):

	2019	2020
Contingent consideration	$—	$2,268
Pension accrual	193	718
Finance lease obligation, noncurrent	8	—

	$201	$2,986

8. ACQUISITION

On November 30, 2020, the Company, through Arteris IP SAS, its wholly owned subsidiary, completed the acquisition of Magillem Design Services SA (“Magillem”), by acquiring certain assets and assumed liabilities of Magillem in an all-cash transaction to expand the Company’s IP deployment technology. Magillem is a leading provider of complex design flow and content management software solutions. In accordance with the terms of the asset purchase agreement, the consideration transferred for the acquisition is as follows (in thousands):

NOVEMBER 30, 2020
Cash consideration paid at closing	$4,500
Deferred consideration	500
Estimated contingent consideration	2,842

$7,842

The deferred consideration represents a consideration holdback, in connection with a separate arrangement between Magillem and a third party, which was settled after the acquisition. The estimated contingent consideration represents the fair value of additional consideration payable to the seller upon (a) the achievement of specified milestones, estimated using the income approach and (b) in relation to potential indemnity claims. The contingent consideration payments are tied to a number of metrics, including claims received by the Company and certain product development, customer and revenue metrics in the next one to three years.

The Company incurred acquisition-related expenses associated with the Magillem transaction in a total amount of $1.4 million, which were included in general and administrative expenses in the Consolidated Statements of Income (Loss). These acquisition-related costs included legal, accounting, and other professional and consulting fees.

Additionally, in connection with the acquisition of Magillem, the Company issued 645 thousand RSUs and 560 thousand stock options to Magillem employees that transferred to us, all of which vest over four years from the date of acquisition of Magillem. These awards have been accounted for separately from the business combination and are recognized by the Company as compensation cost. Refer to Note 13 where these grants are presented in the RSU and stock option activity and stock-based compensation details for the year ended December 31, 2020.

The acquisition of Magillem has been accounted for in accordance with the acquisition method of accounting for business combinations with the Company, as the accounting acquirer. Under the acquisition method of accounting, the purchase price is allocated to identifiable assets acquired and liabilities assumed based on their fair values on the acquisition date.

The following table provides the preliminary estimated fair values of the identifiable assets acquired and liabilities assumed as of the acquisition date (in thousands):

FAIR VALUE
Accounts receivable	$968
Unbilled revenue	1,424
Intangible assets	3,450
Operating lease right-of-use	1,222
Other assets	567
Operating lease liability	(1,222)
Other liabilities	(1,244)

Total identifiable net assets	5,165
Goodwill	2,677

Total purchase price	$7,842

The following table summarizes the fair value of the identifiable intangible assets acquired (in thousands) and weighted-average useful life:

	2020	WEIGHTED AVERAGE USEFUL LIFE
Developed Technology	$1,700	5 years
Customer Relationships	1,100	8 years
IPR&D	500	N/A
Trade Name	150	N/A

Estimated fair value of intangible assets	$3,450

Goodwill generated from this business combination is attributed to synergies between the Company’s and Magillem’s respective products and services, and it is not tax deductible for income tax purposes.

The following table provides unaudited pro forma condensed consolidated results of operations information for the year ended December 31, 2020 assuming the Magillem acquisition was completed as of January 1, 2020 (in thousands):

PRO FORMA COMBINED
Total revenue	$39,726
Net loss	$(4,456)
Net loss attributable to common stockholders	$(4,456)
Net loss per share attributable to common stockholders—basic and diluted	$(0.25)

The unaudited pro forma results above include adjustments related to the purchase price allocation primarily to decrease revenue for amortization of the deferred revenue fair value adjustment, to increase amortization of identifiable intangible assets, to increase the non-recurring transaction costs, and to reflect the related income tax effect of the adjustments. The unaudited pro forma condensed combined financial information has been prepared by management for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that would have been realized had the Company and Magillem been combined during the specified periods. The unaudited pro forma condensed combined financial information does not reflect any operating efficiencies and/or cost savings that the Company may achieve with respect to the combined companies, or any liabilities that may result from integration activities.

Disclosure of the unaudited pro forma results for the year ended December 31, 2019 is impracticable due to the lack of historical financial information sufficient to produce supplemental pro forma information without significant estimation.

9. LEASES

The Company leases its offices at various locations under noncancelable operating lease agreements expiring at various dates through 2027. Under the terms of these agreements, the Company also bears the costs for certain insurance, property tax, and maintenance. The terms of certain lease agreements provide for increasing rental payments at fixed intervals.

Components of lease costs, lease term and discount rate for the years ended December 31, 2019 and 2020 are as follows (in thousands):

	2019	2020
Operating lease cost	$620	$684
Short-term lease cost	25	90

Total lease cost	$645	$774

Weighted-average remaining lease term (in years)
Operating leases	3.6	4.4

Weighted-average discount rate
Operating leases	7.5%	7.5%

Total operating lease related expenses for the years ended December 31, 2019 and 2020 were $645 thousand and $774 thousand, respectively.

The following is a schedule, by years, of payments of operating lease liabilities as of December 31, 2020 (in thousands):

OPERATING LEASES
Year
2021	$920
2022	888
2023	675
2024	218
2025	212
Thereafter	426

Total undiscounted cash flows	3,339
Less: Imputed interest	(493)

Present value of lease liabilities	$2,846

Lease liabilities, current	$767
Lease liabilities, noncurrent	2,079

$2,846

See Note 11, for contractual noncancelable commitments.

10. BORROWINGS

Term loans—In November 2018, the Company entered into a business financing agreement (“2018 Term Loan”) of $1.5 million with Western Alliance Bank with a maturity date of November 2021, and payable on a monthly basis of approximately $50 thousand with the beginning six months being interest only payments. The interest rate on the 2018 Term Loan is prime plus 2%. The debt issuance costs related to the 2018 Term Loan was approximately $26 thousand during the year ended December 31, 2018. Debt issuance costs were recorded as a direct reduction against the debt and amortized over the life of the associated debt as a component of interest expense using the effective interest method. Borrowings under the term loan are collateralized by substantially all the assets of the Company.

Under the terms of the 2018 Term Loan, the Company is required to comply with certain financial and nonfinancial covenants. Any failure to comply with these covenants and any other obligations under the agreement could result in an event of default, which would allow the Lender to require accelerated repayments of amounts owed. As of December 31, 2019, and 2020, the Company was in compliance with the financial and non-financial covenants.

As of December 31, 2019 and 2020, the Company had $1.1 million and $557 thousand outstanding balance, net of debt issuance costs, under the 2018 Term Loan, of which $539 thousand and nil was classified as long-term liabilities, respectively. The contractual future repayments of the 2018 Term Loan as of December 31, 2020, are as follows (in thousands):

AMOUNT
Year Ending December 31,
2021	$579
Less: Interest	(19)
Less: Unamortized debt issue cost	(3)

Term loan, net of interest and debt issue cost	$557

Revolving line of credit—The Company has a revolving line of credit, under the business financing agreement dated August 2015, with a lender for $1.5 million (“2015 Revolver”) that matured in August 2018 and renewed in November 2018 for another three years with a maturity date of November 2021 for $2.0 million (“2018 Revolver”). The interest rate for the 2018 Revolver is prime plus 1%, and the Company did not use the 2018 Revolver during the years ending December 31, 2019 and 2020.

Vendor financing arrangements—The Company has various vendor financing arrangements with extended payment terms on the purchase of software licenses and equipment. In order to determine the present value of the commitments, the Company used an imputed interest rate of 7.5%, which is reflective of its collateralized borrowing rate with similar terms to that of the software licenses and equipment transactions.

Vendor financing arrangements as of December 31, 2020, are as follows (in thousands):

2020
2021	$643
2022	613
2023	227

Total undiscounted cash flows	1,483
Less: Imputed interest	(113)

Present value of vendor financing arrangements	$1,370

Vendor financing arrangements, current	$643
Vendor financing arrangements, noncurrent	727

$1,370

Interest expense from Term Loan and Vendor financing arrangements was $148 thousand and $136 thousand for the years ended December 31, 2019 and 2020, respectively.

Borrowing Arrangement—In April 2020 and under the CARES Act, the Company entered into a loan agreement known as the Paycheck Protection Program (“PPP”) with a lender for $1.6 million (the “PPP Loan”) with 1% interest due per annum and repayable in two years. The Company applied for forgiveness of amounts due under the Loan, with the amount of potential loan forgiveness to be calculated in accordance with the requirements of the PPP based on payroll costs, any mortgage interest payments, any covered rent payments and any covered utilities payments during the 8-week period after the origination date of the PPP Loan. The Company used proceeds of the PPP Loan to fund payroll and other qualifying expenses. On December 8, 2020, the full amount of the PPP Loan, including principal and accrued interest, was forgiven.

11. COMMITMENTS AND CONTINGENCIES

Indemnifications—The Company enters into indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company agrees to indemnify, hold harmless, and reimburse the indemnified parties for losses suffered or incurred by such indemnified parties. The term of these indemnification agreements is generally perpetual beginning on the execution date of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these agreements. The Company has also indemnified its directors and officers, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a director or executive officer, other than liabilities arising from willful misconduct of the individual.

The Company has no obligations from these indemnification agreements and the consolidated financial statements do not include liabilities for any potential obligations as of December 31, 2019 and 2020.

Legal—In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. Although claims are inherently unpredictable, the Company currently is not aware of any matters that may have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

The Company has no other contractual noncancelable commitments as of December 31, 2019 and 2020.

12. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND COMMON STOCK

Redeemable Convertible Preferred Stock—The Company’s redeemable convertible preferred stock is issuable in series individually referred to as Series A Preferred. The holders of redeemable convertible preferred stock have the following rights, preferences, privileges and restrictions:

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Series A Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The Series A Original Issue Price shall mean $1.29 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. The Company has not declared dividends for the years ended December 31, 2019 and 2020.

Liquidation

Preferential payments to holders of Series A preferred stock—In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal the Series A Original Issue Price ($1.29 per share), plus any dividends declared but unpaid thereon. If upon any such Liquidation Event or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be to, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any Liquidation Event or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of the shares of Series A Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such Liquidation Event or Deemed Liquidation Event until such holders of Series A Preferred Stock have received an aggregate amount per share of Series A Preferred Stock equal to two and a half (2.5) times the Series A Original Issue Price, plus any dividends declared but unpaid thereon; thereafter, the remaining assets of the Company available for distribution in such Liquidation Event or Deemed Liquidation Event, if any, shall be distributed ratably to the holders of the Common Stock.

Notwithstanding the foregoing, upon any Liquidation Event or Deemed Liquidation Event, each holder of Series A Preferred Stock shall be entitled to receive, for each share of Series A Preferred Stock then held, out of the assets of the Company available for distribution to its stockholders, the greater of (i) the amount of cash, securities or other property to which such holder would be entitled to receive with respect to such shares in a Liquidation Event or Deemed Liquidation Event pursuant to above or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such Liquidation Event or Deemed Liquidation Event.

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company, each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Restated Certificate, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class.

Optional Conversion

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price in effect at the time of conversion.

The Series A Conversion Price shall initially be equal to the Series A Original Issue Price. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment for dilution related to the next qualified financing.

Mandatory Conversion

Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, in which (i) the cash proceeds to the Company (net of underwriting discounts, commissions and fees) are at least $25.0 million, (ii) the per share price is based on a pre-money valuation of at least $100.0 million, and (iii) the Company’s shares have been listed for trading on a national, international or transnational stock exchange (an IPO), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Required Holders, then (1) all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (2) such shares may not be reissued by the Company.

Redeemed or Acquired Shares

Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following redemption.

Common Stock—Holders of common stock are entitled to one vote per share and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to common stockholders. The common stock has no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the redeemable convertible preferred stock with respect to dividend rights and rights upon liquidation, winding-up, and dissolution of the Company.

Stock Repurchases—There were no repurchased shares for the years ended December 31, 2019 and 2020.

13. STOCK-BASED COMPENSATION

2013 Stock Plan—The Board adopted and the Company’s stockholders approved the 2013 Equity Incentive Plan (“2013 Plan”) during the year ended December 31, 2013.

2016 Stock Plan—On October 10, 2016, the Company amended and restated the 2013 Equity Incentive Plan and changed the name of the plan to Arteris, Inc. 2016 Incentive Plan (the “2016 Plan”). Adoption of the 2016 Plan provides for participation by foreign nationals or those employed outside of the United States. Each stock award granted before the Amendment and Restatement Dated will be subject to the terms of the plan that was in effect at the time of the grant of such stock award.

The 2016 Plan is administered by the Board or its delegate. Subject to the provisions of the 2016 Plan, the administrator has the power to determine the terms of awards, including: the recipients, the exercise price, if any, the number of shares subject to each award, the fair value of a share of common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2016 Plan. The administrator has the power: to construe and interpret the 2016 Plan and stock awards granted under it and to establish, amend and revoke rules for administration of the 2016 Plan including correcting defects, omissions and inconsistencies to make the award fully effective; to settle all controversies regarding the 2016 Plan and stock awards granted under it; and to accelerate the time at which a stock award may be exercised or vest.

The administrator has the authority to amend, suspend or terminate the 2016 Plan provided such action does not impair the existing rights of any participant. The 2016 Plan will automatically terminate in 2023, unless the Company terminates it sooner.

The 2016 Plan provides for the granting of the following types of stock awards: incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards. The number of shares authorized for award is 17,053,838.

The Company grants incentive stock options and non-statutory stock options under the 2016 Plan. Incentive stock options may be granted only to employees. The exercise price of all stock options under the 2016 Plan must not be less than 100% of the fair market value of the common stock on the date of grant. After the termination of service of a participant, he or she may exercise his or her option for the period of time stated in his or her award agreement to the extent that the option is vested on the date of termination. However, in no event may an option be exercised later than the expiration of its term. The maximum contractual term of share options is ten years from the date of grant.

The Company grants restricted stock units and restricted stock awards under the 2016 Plan. Restricted stock units and restricted stock awards under the 2016 Plan cover one share of common stock for each restricted stock unit or award. The administrator determines the terms and conditions of restricted stock units/awards including the number of units/awards granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service) and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Under the 2016 Plan, in the event of the termination of a participant’s employment, the Company has the right to repurchase any stock issued pursuant to the 2016 Plan following the date of such termination, for a period of six months, under terms specified in the exercise notice and subject to restrictions in the 2016 Plan. Shares exercised or settled from currently outstanding awards under the 2016 Plan are generally not transferrable unless permitted by the Board so long as the Company is a private company. In the event of a proposed transfer to a third party of shares purchased by an employee that is permitted by the Board or the award agreement, the Company has a right of first refusal over such transfer.

The 2016 Plan provides that in the event of a merger or change in control, as defined under the 2016 Plan, each outstanding award will be treated as the administrator determines, in its sole discretion.

Shares Available for Future Grant—Shares available for future grant under the Company’s 2016 Plan as of December 31, 2019 and 2020, consist of the following:

	2019	2020
Shares available for future grant	394,256	650,170

The Company issues new shares upon a share option exercise or release.

Stock Options—The following table summarizes the stock option activities under the Company’s 2013 and 2016 Plans for the years ended December 31, 2019 and 2020:

	OPTIONS OUTSTANDING		WEIGHTED- AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUES ($‘000S)
	NUMBER OF SHARES	WEIGHTED- AVERAGE EXERCISE PRICE
Balances—January 1, 2019	5,877,083	0.37	7.83
Granted	2,315,000	0.56
Exercised	(531,352)	0.35
Canceled	(1,242,835)	0.46

Balances—December 31, 2019	6,417,896	$0.42	7.79	$894

Granted	2,228,500	1.74
Exercised	(1,002,039)	0.24
Canceled	(570,773)	0.52

Balances—December 31, 2020	7,073,584	$0.85	7.90	$13,348

Options vested and exercisable—December 31, 2019	2,963,779	$0.29	6.16	$809

Options vested and exercisable—December 31, 2020	3,157,172	$0.40	6.45	$7,398

The aggregate intrinsic value of the options exercised and total grant-date fair value of awards vested was $103 thousand and $279 thousand, respectively, during the year ended December 31, 2019.

The aggregate intrinsic value of the options exercised and total grant-date fair value of awards vested was $361 thousand and $328 thousand, respectively, during the year ended December 31, 2020.

The amount of cash received by the Company for the exercise of stock options was $186 thousand and $240 thousand for the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2020, there was $1.7 million of unamortized stock-based compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of 3.5 years.

The fair value of each stock option granted is estimated using the Black-Scholes option-pricing model. The Company determines valuation assumptions for Black-Scholes as follows:

Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes option-pricing model on the implied yield available on US Treasury zero coupon issues with an equivalent expected term of the options for each option group.

Expected Term—The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The expected term assumption is based on the simplified method. The Company expects to continue using the simplified method until sufficient information about the Company’s historical behavior is available.

Volatility—The Company determines the price volatility factor based on the historical volatilities of the Company’s peer group as the Company does not have trading history for its common stock.

Dividend Yield—The Company has never declared or paid any cash dividend and does not currently plan to pay a cash dividend in the foreseeable future. Consequently, the Company used an expected dividend yield of zero.

The following table summarizes the valuation assumptions for the years ended December 31, 2019 and 2020:

	2019	2020
Fair value of common stock	$0.56	$0.60 - $2.74
Expected volatility	32.9%	33.9% - 39.9%
Expected term (in years)	5.1 - 6.0	5.4 - 6.1
Risk-free interest rate	1.6% - 1.9%	0.3% - 1.5%
Expected dividend yield	0%	0%

The Company recognized employee stock-based compensation (inclusive of options, restricted stock units, and restricted stock awards) of $277 thousand and $458 thousand during the years ended December 31, 2019 and 2020, respectively. The Company recognized non-employee stock-based compensation (restricted stock awards) of nil and $32 thousand during the years ended December 31, 2019 and 2020, respectively.

The stock-based compensation expense is recorded on a departmental basis, based on the classification of the award holder. The following table presents the amount of stock-based compensation related to stock-based awards to employees and non-employees on the Company’s consolidated statements of income (loss) during the years ended December 31 (in thousands):

	2019	2020
Research and development	$172	$263
Sales and marketing	77	92
General and administrative	28	103

Total stock-based compensation	$277	$458

Restricted Stock Units and Awards—The following table summarizes the restricted stock units activities under the Company’s 2013 and 2016 Plan for the years ended December 31, 2019 and 2020:

	RESTRICTED STOCK UNITS
	NUMBER OF SHARES	WEIGHTED- AVERAGE GRANT DATE FAIR VALUE
Unvested—January 1, 2019	205,682	$0.46
Granted	60,424	0.56
Vested	(74,115)	0.45

Unvested—December 31, 2019	191,991	0.51
Granted	796,359	2.36
Vested	(135,255)	0.56
Canceled	(10,000)	0.60

Unvested—December 31, 2020	843,095	2.25

The following table summarizes the restricted stock awards activities under the Company’s 2013 and 2016 Plan for the years ended December 31, 2019 and 2020:

	RESTRICTED STOCK AWARDS
	NUMBER OF SHARES	WEIGHTED- AVERAGE GRANT DATE FAIR VALUE
Unvested—January 1, 2019	18,000	$0.50
Vested	(18,000)	0.50

Unvested—December 31, 2019	—	0.00
Vested	—	0.00
Canceled	—

Unvested—December 31, 2020	—

As of December 31, 2020, there was $1.8 million of unamortized stock-based compensation cost related to unvested restricted stock units, which is expected to be recognized over a weighted-average period of 3.8 years.

There was no unrecognized compensation expense related to restricted stock awards as of December 31, 2019 and 2020.

14. INCOME TAXES

For financial reporting purposes, income (loss) before provision for income taxes, includes the components for the years ended December 31, 2019 and 2020, as follows (in thousands):

	2019	2020
Domestic	$7,361	$(1,307)
Foreign	(378)	(927)

Income (loss) before provision for income taxes	$6,983	$(2,234)

For the years ended December 31, 2019 and 2020, the provision for income taxes consists of the following (in thousands):

	2019	2020
Current:
Federal	$—	$—
State	21	18
Foreign	1,123	1,008

Total current	$1,144	$1,026

Deferred:
Federal	—	—
State	—	—
Foreign	—	—

Total Deferred tax	—	—

Provision for income taxes	$1,026	$1,144

For the years ended December 31, 2019 and 2020, income tax provision related to continuing operations differ from the amounts computed by applying the statutory income tax rate of 21% to pretax income or loss as follows (in thousands):

	2019	2020
U.S. Federal provision (benefit)
At Statutory Rate	21.0%	21.0%
State Taxes	0.4%	10.0%
Valuation Allowance	1.8%	(86.7)%
Foreign Tax Differential	2.5%	6.8%
Tax Credits	(25.6)%	72.7%
Stock Based Compensation	0.7%	1.2%
M&A Transaction Costs	0.0%	(8.2)%
Foreign Earnings and Adjustments	(3.0)%	(11.0)%
Foreign Withholding Tax	18.3%	(67.1)%
CARES Act	0.0%	15.0%
Other	0.3%	0.4%

Total	16.4%	(45.9)%

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recorded a full valuation allowance on the U.S. net deferred tax assets. The Company has a $0.1 million net deferred tax assets in its French subsidiary and does not record a valuation allowance in this entity due to its history of profitability. The Company does not record any net deferred tax assets or liabilities in any of its other foreign subsidiaries. As of December 31, 2019 and 2020, significant components of the Company’s deferred tax assets for federal and state income taxes are as follows (in thousands):

	2019	2020
Deferred Tax Assets:
Federal & State NOL carryforward	$490	$831
Research & Other credits	3,677	5,042
Deferred revenue	2,960	3,140
Reserves and accruals	404	510
Stock-based compensation	15	41
Other intangibles	18	172
Lease liabilities	419	350

Total Gross Deferred tax asset	$7,983	$10,086
Less: Valuation allowance	(7,021)	(9,019)

Total Deferred tax assets	$962	$1,067

Deferred Tax Liabilities:
Property and equipment	(190)	(134)
Prepaid expenses	(372)	(499)
Right-of-use assets	(400)	(329)

Total Gross Deferred tax liabilities	$(962)	$(962)
Net Deferred tax assets	$—	$105

Realization of the Company’s deferred tax assets is dependent upon future earnings. Company management weighed all available evidence, both negative and positive and has concluded that it is more likely than not that the benefit of the Company’s net deferred tax assets will not be realized. Accordingly, the Company maintained its full valuation allowance on its U.S. net the deferred tax assets. The Company’s valuation allowance increased to $7.0 million and $9.0 million during the years ended December 31, 2019 and 2020.

The Company provides for U.S. income taxes on the earnings of its foreign subsidiaries to the extent required by the Tax Cuts and Jobs Act (“TCJA”). However, the Company does not provide for withholding taxes on any portion of the undistributed earnings of its foreign subsidiaries because it intends to permanently reinvest those earnings indefinitely outside the U.S. At the present time it is not practicable to estimate the amount of income or withholding taxes that might be payable if these earnings were repatriated.

As of December 31, 2020, the Company had nil and $5.4 million of federal net operating loss (“NOL”) carryforward and state NOL carryforward, respectively. The state NOL will begin to expire after 2029. Utilization of some of the net operating loss and credit carryforwards are subject to annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits before utilization.

The Company has federal research credits of $2.9 million, which will begin to expire after 2035 and state research credits of $2.1 million which have no expiration date. These tax credits are subject to the same limitations discussed above.

The Company has the following activity relating to unrecognized tax benefits as of December 31, 2019 and 2020 (in thousands):

	2019	2020
Beginning balance	$1,512	$1,921
Gross increases—Tax Positions in Current Period	409	601

Ending balance	$1,921	$2,522

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2019, and 2020, the Company had no accrued interest or penalties related to its unrecognized tax benefits. If any unrecognized tax benefits are realized, it would not result in any income tax benefit as the Company currently have a full valuation allowance against the deferred tax assets in which there is an uncertain tax benefit.

The Company files foreign and U.S. federal and various state income tax returns. For U.S. federal and state income tax purposes, the statute of limitations currently remains open for the years ending December 31, 2017 to present and December 31, 2016 to present, respectively. In addition, all of the prior year net operating losses and research and development credit carryforwards that may be utilized in future years may be subject to examination.

The Company is not currently under examination by income tax authorities in any jurisdiction.

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Securities Act (“CARES Act”) was signed into law in the U.S. in March 2020. The CARES Act adjusted a number of provisions in the tax code that could impact a business entity’s income deductions and the treatment of net operating losses and tax credits. The enactment of the CARES Act did not result in any material adjustments to the Company’s income tax provision for the year ended December 31, 2020, or to its net deferred tax assets as of December 31, 2020. The CARES Act also provides for other non-income tax related benefits to assist those impacted by the COVID-19 pandemic, such as, Paycheck Protection Program loans, deferral of the employer portion of social security taxes, and employee retention credits (“ERC”). The Company has elected to utilize the Paycheck Protection Program (“PPP”) loan during 2020. The PPP loan was subsequently forgiven by December 31, 2020. The forgiveness will not result in an impact to the tax provision for federal purposes.

15. DEFINED CONTRIBUTION PLAN AND BENEFIT PLANS

The Company has a 401(k) plan to provide defined contribution retirement benefits for all employees. Employees may elect to contribute a portion of their pretax compensation to the 401(k) plan, subject to annual limitations. The Company may make discretionary profit-sharing contributions at the discretion of the Board. Employee contributions are fully vested at all times. For the years ended December 31, 2019 and 2020, the Company did not make a profit-sharing contribution to the 401(k) plan.

The Company has two defined benefit pension plans (the “Plans”), and both Plans are outside the United States. One of the defined benefit plans was assumed as a result of the acquisition of Magillem during the year ended December 31, 2020. The Plans cover all employees of the Company’s French subsidiary in accordance with French regulations. The Plans are unfunded and accounted for under the credit method and is subject to an actuarial measurement of what the Company needs at the present time to cover the future pension liabilities, including expected future salary increases.

Components of the net periodic pension costs and changes in benefit obligations under the Plan as of and for the years ended December 31, 2019 and 2020 were as follows (in thousands):

	2019	2020
Service costs	$17	$33
Interest costs	2	2

Total net periodic pension cost	$19	$35

	2019	2020
Benefit obligation, beginning of year	$175	$194
Assumption of pension liability due to acquisition	—	449
Service costs	17	33
Interest costs	2	2
Net actuarial loss	1	11
Currency translation adjustments	(1)	28

Benefit obligation, end of year, included as part of other liabilities	$194	$717

Weighted-average assumptions used to determine benefit obligations for the years ended December 31, 2019 and 2020 were as follows:

	2019	2020
Discount rate	0.76%	0.45%
Rate of compensation increase	3.00%	3.00%

16. RELATED PARTY TRANSACTIONS

The Company defines related parties as directors, executive officers, nominees for director, stockholders that have significant influence over the Company, or are a greater than 10% beneficial owner of the Company’s capital and their affiliates or immediate family members. The Company procures certain consulting services from related parties. Total purchases related to consulting services from related parties under arm’s length transaction were $83 thousand and $29 thousand for the years ended December 31, 2019 and 2020, respectively. Accounts payable to related parties as of December 31, 2019 and 2020 amounted to $18 thousand and nil, respectively. In addition, in November 2020, the Company has entered into a lease agreement with a related party and the amount is immaterial for the year ended December 31, 2020.

17. SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s CODM, reviews operating results on an aggregate basis and manages the Company’s operations as a whole for the purpose of evaluating financial performance and allocating resources. The Company thus operates in one reportable segment which, as more fully described in Note 1, provides NoC interconnect semiconductor IP and IP deployment technology for a wide range of applications.

Refer to Note 2 for information about customers which account for more than 10% of total revenue. Refer to Note 3 for a summary of revenue by major product and service group. Substantially all of the Company’s long-lived assets, other than those related to the Magillem acquisition identified in Note 8, were attributable to operations in the United States as of December 31, 2019 and 2020 with less than 10% located in other countries.

The following tables summarize revenues by geographic area based on customer location (in thousands):

	2019			2020
Americas	$9,239	29.3%	(1)	$10,459	32.9%	(1)
Asia Pacific	19,917	63.2	(2)	18,896	59.4	(2)
Europe, Middle East	2,345	7.5		2,457	7.7

	$31,501	100.0%		$31,812	100.0%

(1) United States	$8,907	28.2%		$10,135	31.9%
(1) Other Americas *	332	1.1%		324	1.0%
(2) China	17,110	54.3%		14,283	44.9%
(2) Other Asia *	2,807	8.9%		4,613	14.5%

*	Other countries individually less than 10%

The following table summarize property and equipment, net by geographic area (in thousands):

	2019		2020
Americas	$1,005	97.9%	$1,834	77.5%
Asia Pacific	8	0.8%	14	0.6%
Europe, Middle East	13	1.3%	517	21.9%

	$1,026	100.0%	$2,365	100.0%

18. SUBSEQUENT EVENTS

The Company evaluated subsequent events through June 11, 2021, the date the financial statements were available for issuance.

In May 2021, the Company received a $5.4 million investment in exchange for an issuance of approximately 1.25 million shares of the Company’s common stock.

******

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Magillem Design Services SA

Opinion

We have audited the financial statements of Magillem Design Services SA which comprise the balance sheet as of June 30, 2020, and the related statement of operations and comprehensive income, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Magillem Design Services, as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Magillem Design Services and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Magillem Design Services’ ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

∎	Exercise professional judgment and maintain professional skepticism throughout the audit.

∎

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

∎

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Magillem Design Services’ internal control. Accordingly, no such opinion is expressed.

∎

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

∎

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Magillem Design Services’ ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ Mazars

Courbevoie, France

June 11, 2021

MAGILLEM DESIGN SERVICES SA

BALANCE SHEET

AS OF JUNE 30, 2020

(in thousands of Euro, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	€4,359
Accounts receivable-net	3,882
Prepaid expenses and other current assets	1,638

Total current assets	9,879
Property and equipment-net	626
Operating lease right-of-use assets	1,360
Intangibles-net	342
Other assets	103

Total assets	€12,310

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	€349
Accrued expenses and other current liabilities	44
Operating lease liabilities, current	208
Deferred revenue, current	1,581
Term loan, current	1,250

Total current liabilities	3,432
Operating lease liabilities, noncurrent	1,152
Term loan, noncurrent	336
Other liabilities	850

Total liabilities	5,770

Commitments and contingencies (Note 7)
Stockholders’ equity:
Common stock, par value of €1—445,220 shares authorized; 445,220 shares issued and outstanding	445
Additional paid-in capital	1,692
Accumulated other comprehensive income	5
Retained earnings	4,398

Total stockholders’ equity	6,540

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€12,310

See notes to the financial statements.

MAGILLEM DESIGN SERVICES SA

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

YEAR ENDED JUNE 30, 2020

(in thousands of Euro)

YEAR ENDED JUNE 30,
2020
Revenue	€8,661
Cost of revenue	2,776

Gross profit	5,885

Operating expenses:
Sales and marketing	850
Research and development	4,248
General and administrative	255

Total operating expenses	5,353

Income from operations	532
Interest and other income	132

Income before provision for income taxes	664
Income tax benefit	(4)

Net income	668

Other comprehensive income
Unrealized pension actuarial income	4

Comprehensive income	€672

See notes to the financial statements.

MAGILLEM DESIGN SERVICES SA

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

YEAR ENDED JUNE 30, 2020

(in thousands of Euro)

	STOCKHOLDERS’ EQUITY
	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME	RETAINED EARNINGS	TOTAL
	SHARES	AMOUNT
Balance at June 30, 2019	445,220	€445	€1,692	€1	€3,730	€5,868
Unrealized pension actuarial income	—	—	—	4	—	4
Net income	—	—	—	—	668	668

Balance at June 30, 2020	445,220	€445	€1,692	€5	€4,398	€6,540

See notes to the financial statements.

MAGILLEM DESIGN SERVICES SA

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2020

(in thousands of Euro)

2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	€668
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	207
Loss on disposal of assets	14
Accounts receivable, net	98
Prepaid expenses and other current assets	1,202
Accounts payable	(368)
Accrued expenses and other current liabilities	(521)
Other liabilities	167
Deferred revenue	(161)

Net cash provided by operating activities	1,306

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(419)

Net cash used in investing activities	(419)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from term loan	1,250
Payment of principal portion of term loan	(230)

Net cash provided by financing activities	1,020

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,907
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,452

CASH AND CASH EQUIVALENTS, END OF PERIOD	€4,359

Supplemental cash flow information:
Cash paid for interest	€(207)
Cash paid for taxes	—

See notes to the Financial Statements.

MAGILLEM DESIGN SERVICES SA

NOTES TO THE FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Magillem Design Services SA (“Magillem” and “Company”) was incorporated in Paris, France in 2006. Magillem is a leading provider of complex design flow and content management software solutions. The products are essentially automation of IP aggregation.

The customers are first tier “system-on-chip” manufacturers, content publishers and high-end industrials engaged in the research, design, development and integration of advanced technology systems and products, or complex content publishing. The Company licenses its software products on a term basis, with software support and maintenance systematically bundled and co-termed with the license. The Company also provides professional and training services.

Fiscal Year: The Company reports results of operations based on the fiscal year ending on June 30.

Covid -19: A novel strain of the coronavirus (“COVID-19”) was first reported in December 2019 and on March 11, 2020 the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has resulted, and is likely to continue to result, in substantial economic disruption for the foreseeable future. Despite the challenges the COVID-19 pandemic caused in the Company’s operations including delays on delivery timing to certain customers, it did not have a material adverse impact on its results of operations, financial condition, liquidity or cash flows during fiscal year 2020.

Risks and Uncertainties: The Company is subject to a number of risks associated with companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital and financing to fund the operations, competition from substitute products and services from larger companies, legal protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

Basis of Presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates: The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to, among others, revenue recognition, the useful lives of assets, assessment of recoverability of property, plant and equipment, leases, allowances for doubtful accounts, deferred tax assets, R&D tax credit potential reserves relating to litigation and tax matters, as well as other accruals or reserves. Specifically, determining eligible research and development costs for the R&D tax credit is highly judgmental. Actual results could differ from those estimates and such differences may be material to the financial statements.

Foreign Currency: The Company’s functional currency is the Euro. The Company accounts for foreign currency exchange transactions and translation in accordance with ASC Topic 830, Foreign Currency Matters. Foreign currency transactions are remeasured into the functional currency with gains and losses included in other income, net in the consolidated statements of operations. The translation adjustments are reported in accumulated other comprehensive income on the consolidated balance sheet. The impact from foreign currency transactions was immaterial for 2020.

Comprehensive Income: Comprehensive income generally represents all changes in stockholders’ equity during the fiscal year except those resulting from investments by, or distributions to, stockholders. For the fiscal year ended June 30, 2020, comprehensive income consists of net income and an unrealized pension actuarial gain.

Cash and Cash Equivalents: The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable, net consist of billed and unbilled trade accounts receivable. Unbilled accounts receivable represents amounts recorded as revenue from non-cancellable contracts with customers. The Company records accounts receivable when it has an unconditional right to consideration. Trade accounts receivable is recorded at the invoiced amount. In general, the Company does not offer extended credit terms and also does not require any security or collateral from its customers.

The Company maintains allowances for doubtful accounts to reduce the receivables to their estimated net realizable value. The Company performs ongoing credit evaluations of its customers and establishes allowances for potential credit losses by considering factors such as historical experience, credit quality, age of the account receivable balances, and current economic conditions that may affect a customer’s ability to pay.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, and accounts receivable. The Company maintains cash in checking and saving deposits. The Company believes no significant concentration risk exists with respect to cash, as in management’s judgment, the banks that hold the Company’s cash are financially sound. Deposits held with banks may exceed the amount of insurance provided on such deposits.

The accounts receivable are derived principally from revenue earned from customers located in Europe, Asia and the United States. Revenue derived from Customers A, B and C represented 34%, 21% and 10% of total accounts receivable at June 30, 2020.

The Company had three major customers in fiscal year 2020. Major customers are defined as customers who represent greater than 10% of the total annual revenue. Customers A, D and E represented 11%, 14%, and 17%, respectively, of total revenue for the fiscal year ended June 30, 2020.

Property and Equipment: Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives, generally ranging from one to ten years. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded as a component of operating expenses. Repairs and maintenance costs are expensed as incurred. Estimated useful lives per category are listed in the below table:

DESCRIPTION	USEFUL LIFE
Software and technology equipment	one to ten years
Office furniture and hardware equipment	one to five years
Vehicles	three years

Leases: The Company leases its office located in Paris, France under noncancelable operating lease agreements expiring in 2027. In addition, the Company has leased cars under noncancelable operating lease agreements expiring through 2023. Under the terms of the office and car lease agreements, the Company also bears the costs for certain insurance, property tax, and maintenance. The terms of certain lease agreements provide for rental payments at fixed intervals.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842) which superseded previous guidance related to accounting for leases. Topic 842 requires lessees to recognize most leases on the balance sheet as lease right-of-use (“ROU”) assets with corresponding lease liabilities and eliminates certain real estate-specific provisions. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842). The ASU also provides an optional transition method that entities can use when adopting the new standard and practical expedients.

The Company adopted Accounting Standards Update (“ASU”) 2016-02 Leases (Topic 842) effective July 1, 2019, using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. The Company elected to use the package of practical expedients permitted under the transition guidance, which allowed the Company to carryforward the historical lease classification, assessment conclusions of whether a contract was or contains a lease, and the initial direct costs for any leases that existed prior to July 1,

2019. The Company also elected to keep leases with an initial term of twelve months or less off the balance sheet and recognize the associated lease payments in the statement of operations on a straight-line basis over the lease term.

Under Topic 842, if the Company determines an arrangement is a lease at inception, ROU assets and lease liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. At inception of the lease, the Company is not reasonably certain that any available lease extensions or renewal terms will be exercised. For this purpose, the Company considered the initial lease term and only payments that are fixed and determinable at the time of commencement. As the leases do not provide an implicit rate, the Company used the incremental borrowing rate to determine the present value of lease payments adjusted to the rate required to prevent negative amortization. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The lease agreements may contain other variable costs such as common area maintenance, insurance, real estate taxes or other costs. The Company does not include non-lease components with lease payments for the purpose of calculating lease right-of-use assets and lease liabilities. The lease agreements do not contain any residual guarantees or restrictive covenants. Operating leases are included in operating lease ROU assets, operating lease liabilities, current and operating lease liabilities, noncurrent in the balance sheet.

At the effective date, the Company recognized total right-of-use assets of 1,473 thousand euro, with corresponding lease liabilities of 1,473 thousand euro on its balance sheet.

Revenue Recognition: The Company recognizes revenue in compliance with the requirements of, and the guidance provided by Accounting Standards Codification (“ASC”) 606—Revenue from Contracts with Customers (Topic 606). The core principle of Topic 606 is to recognize revenue when goods are transferred, or services are provided to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods and services. The principle is achieved through the following five-step approach:

∎	Identification of the contract, or contracts, with the customer

∎	Identification of the performance obligations in the contract

∎	Determination of the transaction price

∎	Allocation of the transaction price to the performance obligations in the contract

∎	Recognition of revenue when, or as, the company satisfies a performance obligation

Business Offerings

The Company recognizes revenue from term-based software licensing arrangements, support and maintenance services, professional services, and training services.

The software licensing arrangements do not typically include termination rights for convenience, cancellation rights or refund rights. When the customer may terminate their arrangement for convenience, the Company applies the guidance in ASC 606 only to the contractual period in which the parties have present enforceable rights and obligations.

∎

Software licenses: The Company enters into licensing arrangements with its customers that typically range from 2 to 3 years in duration and grant the customer the right to use the software over the license term. The license fee is generally invoiced upfront for shorter licensing terms, or annually for larger, multi-year transactions.

∎

Tokens: A limited number of arrangements with customers include “tokens”, a mechanism used to both enable “peak” users to choose a combination of the software products on a monthly basis and restrict the number of users.

∎

Support and Maintenance: The Company provides its customers error correction (bug fixing) support, and generally unlimited telephone support in addition to updates the Company makes available for its customers at its discretion.

∎

Professional Services: Although infrequent, the Company may develop customer-specific features that do not significantly modify or customize its software for any customer. Services are provided under fixed-fee arrangements or on a Time and Material (“T&M”) basis, as applicable.

∎	Training services: The Company provides training services to its customers on a fixed fee basis.

Business offerings discussed above are distinct performance obligations. Specifically, the software license and the promise to provide unspecified updates, upgrades and enhancements as part of the support and maintenance are distinct from each other as the utility of the software does not degrade significantly during the license period (and not predominantly at or near the end of that period only) if updates, upgrades or enhancements are not provided, and such updates are not integral to the customer continuing to obtain substantive utility from the software license—the software is functional when made available to customers and updates, upgrades or enhancements released do not materially modify the software. Further, Magillem does not significantly modify or customize the software for any customer.

Revenue recognition for each of the business offerings is listed below:

∎	Software licenses: Revenue is recognized at a point in time, the later of the term start date or the date on which the license key is made available to the customer.

∎	Tokens: The Company recognizes revenue related to these tokens at a point in time, based on quarterly consumption information provided by the customer.:

∎	Support and Maintenance: Revenue is recognized ratably over the support term

∎	Professional services: Revenue is recognized over time, in proportion of efforts expended in providing services.

∎	Training services: Revenue is generally recognized at a point in time as delivery is short in duration.

Revenue recognized at a point in time and over time was $6.8 million and $1.8 million, respectively for the fiscal year ended June 30, 2020.

Significant Judgments:

The Company’s contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together requires significant judgment. Judgment is also required to determine the standalone selling price for each distinct performance obligation.

Costs of Obtaining a Contract with a Customer: Incremental costs of obtaining a contract with a customer consist primarily of direct sales commissions incurred upon execution of the contract. These costs are required to be capitalized under ASC 340-40 and amortized over the estimated period over which the benefit is expected to be received. As direct sales commissions paid for term extensions are commensurate with the amounts paid for initial contracts, the deferred incremental costs for initial contracts and for term extensions are recognized over the respective contract terms. Total capitalized direct commission costs as of June 30, 2020 was 376 thousand euro.

Cost of Revenue: Cost of Revenue relates to costs associated with the software licensing arrangements and support and maintenance, including applicable personnel related costs, travel, and overhead.

Sales and Marketing: Sales and marketing expenses consist of compensation and employee benefits of marketing and sales personnel and related support teams, as well as travel, trade show sponsorships and events, conferences, and internet advertising costs. Advertising costs are expensed as incurred.

Research and Development: Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development costs consist primarily of compensation, and employee benefits of engineering and product development personnel, consulting services, and other direct expenses. The French government provides tax credits to companies for innovative research and development. This tax credit is calculated based on a percentage of eligible research and development costs and it can be refundable in cash and is not contingent on future taxable income. As such, the Company considers the research tax credits as a grant, offsetting research and development expenses.

Software Development Costs: External-use software development costs are capitalized beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. The period between establishing technological feasibility and general customer release has historically been short. Therefore, the Company has not capitalized any software development costs as of and for the fiscal year ended June 30, 2020.

General and Administrative: General and administrative expenses include executive and administrative compensation and employee benefits, depreciation and amortization expenses, professional services fees, insurance costs, bad debt, other allocated costs, such as facility-related expenses, supplies, and other fixed costs. A portion of the general and administrative expenses are allocated to research and development and software and marketing expenses based on the number of employees in each function. The allocations have been determined on a basis considered to be reasonable reflections of the utilization of services provided or the benefit received. However, these allocations are not necessarily indicative of the amounts that would have been recorded by us on a stand-alone basis.

Income Taxes: The Company accounts for income taxes under the asset and liability method. Under this method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company provides for a valuation allowance when it is more likely than not that some portion, or all of our deferred tax assets will not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. As of June 30, 2020 the Company recorded a full valuation allowance against its US deferred tax assets.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of June 30, 2020. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of June 30, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

2. REVENUE AND ACCOUNTS RECEIVABLE

The timing of revenue recognition differs from the timing of invoicing to customers and this timing difference results in both unbilled revenue and deferred revenue on the balance sheet. During the fiscal year 2020, revenue consisted of 6,019 thousand euro from licenses, 819 thousand euro from tokens, and 1,725 thousand euro from support and maintenance and others.

The following table represents the components of accounts receivable, net, as of June 30, 2020 (in thousands of euro):

JUNE 30, 2020
Accounts receivable	€3,135
Unbilled accounts receivable	909

Total	4,044
Less: allowance for doubtful accounts	(162)

Accounts receivable-net	€3,882

Included in the accounts receivable balance is 909 thousand euro as of June 30, 2020, related to unbilled revenue. Deferred revenue as of June 30, 2020, was 1,581 thousand euro. For the fiscal year ended June 30, 2020, the Company recognized revenue of approximately 1,351 thousand euro that was included in the deferred revenue balance at the beginning of the fiscal year.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets as of June 30, 2020 consisted of:

(in thousands of euro)	JUNE 30, 2020
Taxes receivable	€641
Government grants	416
Value added tax credit	74
Other	154

Prepaid expenses and other current assets	€1,285

4. PROPERTY AND EQUIPMENT-NET

Property and equipment-net as of June 30, 2020 consisted of:

(in thousands of euro)	JUNE 30, 2020
Software and technology equipment	€966
Office furniture and hardware equipment	375
Vehicles	5

Total	1,346
Less accumulated depreciation and amortization	(720)

Property and equipment—net	€626

Included in general and administrative expenses are depreciation and amortization expense of property and equipment of 289 thousand euro for the fiscal year ended June 30, 2020.

5. TERM LOANS

Term loan, current: As of June 30, 2020, the Company had a term loan of 1,250 thousand euro with a maturity date of June 2021 with no interest as this loan was obtained from the French government as a support to businesses due to COVID-19. The outstanding term loan amount was reported in term loan, current on the consolidated balance sheet.

Term loan, non-current: As of June 30, 2020, the Company had an incentive loan of $336 thousand euro obtained from a private organization whose mission is to help companies in France to generate international revenue in certain countries. This balance is required to be repaid as a percent of international revenue and is expected to be repaid within the next two-to-five-year period. Accordingly, the outstanding incentive loan amount was reported in term loan, non-current on the consolidated balance sheet.

6. LEASES

The Company leases its office and automobiles under non-cancelable operating lease agreements expiring at various dates through 2027. Under the terms of these agreements, the Company also bears the costs for certain insurance, property tax, and maintenance. The terms of certain lease agreements provide for rental payments at fixed intervals.

During the fiscal year ended June 30, 2020 total lease expense was 218 thousand euro. The weighted-average remaining lease term as of June 30, 2020, was 7.3 years.

The following is a schedule, by years, of payments of lease liabilities as of June 30, 2020 (in thousands of euro):

YEAR ENDING JUNE 30,
2021	€208
2022	190
2023	180
2024	176
2025	176
Thereafter	430

Total undiscounted cash flows	1,360
Less: Imputed interest	—

Present value of lease liabilities	€1,360

Operating lease liabilities, current	€208
Operating lease liabilities, noncurrent	1,152

Total	€1,360

7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. Although claims are inherently unpredictable, the Company currently is not aware of any matters that may have a material adverse effect on its financial position, results of operations, or cash flows.

As of the fiscal year ended June 30, 2020, there were two ongoing lawsuits that were filed in Conseil des Prud’hommes (French Labor Court) by two of the former employees. The lawsuits were originally filed in 2016 and 2019 and the plaintiffs are seeking monetary damages of 663 and 21 thousand euro, respectively. A favorable initial court decision was issued in October 2020 for the former lawsuit. As of the fiscal year ended June 30, 2020, no liability related to above matters was recorded because the Company has concluded the amounts of such liabilities were more likely than not to be zero.

The Company has no other contractual noncancelable commitments as of June 30, 2020.

8. COMMON STOCK

Holders of common stock are entitled to one vote per share and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to common stockholders. The common stock has no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

9. INCOME TAXES

The major components of income tax expense are as follows (in thousands of euro):

YEAR ENDED	JUNE 30, 2020
Current income tax	€—
Deferred income tax	(4)

Income tax benefit	€(4)

The following table provides a reconciliation of the income tax expense calculated at the French statutory tax rate to the income tax expense (in thousands of euro):

YEAR ENDED	JUNE 30, 2020
Income before provision for income taxes	€664
Statutory rate	28%

Tax provision at statutory rate	186
Research tax credit	(272)
Deferred tax assets not recognized	31
Other	51

Income tax benefit	€(4)

As of June 30, 2020, the Company had deferred tax assets which have not been recognized in the amount of 618 thousand euro. Deferred tax assets have not been recognized since the Company has been in a loss position for the past three years and it is not probable that it will generate future taxable income in the near term. Gross tax losses can be forward indefinitely.

10. DEFINED BENEFIT PLAN

The Company sponsors a defined non-US benefit plan (the “Plan”), for the fiscal year ended June 30, 2020, which covers all of the employees. The Plan is unfunded. The Plan is accounted for under the credit method and is subject to an actuarial measurement of what the Company needs at the present time to cover the future pension liabilities, including expected future salary increases.

Included in the net periodic pension costs and changes in benefit obligations under the Plan as of and for the years ended June 30, 2020, were service cost of 27 thousand euro and interest cost of 1,400 euro.

11. RELATED PARTY TRANSACTIONS

The Company defines related parties as directors, executive officers, nominees for director, stockholders that have significant influence over the Company, or are a greater than 10% beneficial owner of the Company’s capital and their affiliates or immediate family members. The Company procures certain consulting services from certain related parties and in addition the Company has entered into a lease agreement with a related party. Total purchases from and lease payments to related parties were 1,945 thousand euro and 173 thousand euro, respectively, for the year ended June 30, 2020.

12. SUBSEQUENT EVENTS

On October 1, 2020, the Company announced that it entered a definitive agreement (“Agreement”) with Arteris IP, a wholly owned subsidiary of Arteris, Inc. (“Parent”), under which Arteris IP agreed to acquire the Company’s assets as set forth in the Agreement for a purchase price of USD$8.0 million, including USD$3.0 million of payments upon the achievement of certain milestones as set forth in the Agreement. The acquisition was completed on November 30, 2020, and upon completion of the acquisition, the Company became a division within the Parent.

The Company has evaluated subsequent events through June 11, 2021, the date the financial statements were available for issuance, and concluded that no other material transactions occurred that provide additional evidence about conditions that existed at June 30, 2020, that require adjustment or additional disclosure to the financial statements.

******

             Shares

Arteris, Inc.

Common Stock

Prospectus

Jefferies	Cowen

                    , 2021

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth all fees and expenses, other than the underwriting discounts and commissions, payable solely by Arteris, Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”), filing fee and the exchange listing fee.

AMOUNT TO BE PAID
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers.

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit. We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and which will provide that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Upon the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Prior to the closing of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act Securities Act against certain liabilities.

Item 15. Recent sales of unregistered securities.

The following is a summary of all transactions since January 1, 2017 involving sales of our securities that were not registered under the Securities Act, including the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration is claimed.

(a)	Issuance of Capital Stock.

1.	In May 2021, we issued and sold an aggregate of 1,250,000 shares of our common stock to eight accredited investors at $4.349 per share, for an aggregate purchase price of approximately $5.4 million.

(b)	Equity Awards.

1.

Since January 1, 2017, we have issued and sold to our directors, officers, employees, consultants and other service providers an aggregate of 2,929,447 shares of our common stock upon the exercise of options under our equity compensation plans at exercise prices ranging from $0.02 to $0.60, for an aggregate purchase price of $845,911.39.

2.

Since January 1, 2017, we granted to our employees, directors, consultants and other service providers options to purchase an aggregate of 8,963,500 shares of common stock under our equity compensation plans at exercise prices ranging from $0.50 to $2.74 per share, for a weighted-average exercise price of $0.8233 per share.

3.

Since January 1, 2017, we granted to our employees, directors, consultants and other service providers an aggregate of 1,869,541 and 57,000 RSUs and RSAs respectively, to be settled in shares of our common stock under our equity compensation plans.

Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in this Item 15.

Item 16. Exhibits and financial statements.

(a) Exhibits

The following documents are filed as exhibits to this registration statement.

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of Arteris, Inc., as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Arteris, Inc., to be in effect immediately prior to the closing of this offering.

3.3*	Amended and Restated Bylaws of Arteris, Inc., as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Arteris, Inc., to be in effect immediately prior to the closing of this offering.

4.1*	Specimen Stock Certificate evidencing the shares of common stock.

5.1*	Opinion of Latham & Watkins LLP.

10.1*	Investors’ Rights Agreement, dated February 5, 2016, by and among Arteris, Inc. and the investors listed therein.

10.2*	Amended and Restated Business Financing Agreement, by and between Arteris, Inc. and Western Alliance Bank dated as of December 16, 2020.

10.3*	License Agreement, dated as of October 11, 2013, by and between Arteris,Inc. and Qualcomm Technologies, Inc.

10.4*	Office Lease, by and between Millich Commercial, LLC and Arteris, Inc., dated as of July 17, 2017.

10.5#*	Employment Agreement, by and between Arteris, Inc. and K. Charles Janac.

10.6#*	Employment Agreement and Commission Agreement, by and between Arteris, Inc. and David Mertens.

10.7#*	Employment Agreement, by and between Arteris IP SAS and Isabelle Geday.

10.8#*	Arteris, Inc. 2013 Equity Incentive Plan and related form agreements.

10.9#*	Arteris, Inc. 2016 Equity Incentive Plan and related form agreements.

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

10.10#*	Arteris, Inc. 2016 Equity Incentive Plan for the Grant of Restricted Stock Unit Awards to Employees in France.

10.11#*	Form of Arteris, Inc. 2021 Incentive Award Plan.

10.12#*	Form of Stock Option Award Agreement under Arteris, Inc. 2021 Incentive Award Plan.

10.13#*	Arteris, Inc. Non-Employee Director Compensation Policy.

10.14*	Form of Indemnification Agreement between Arteris, Inc. and its directors and officers.

21.1*	Subsidiaries of Arteris, Inc.

23.1*	Consent of Moss Adams LLP.

23.2*	Consent of Mazars

23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.

#	Indicates a management contract or compensatory plan or arrangement.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because they are both (i) not material and (ii) the type of information that the registrant both customarily and actually treats as private and confidential.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Arteris, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Campbell, California, on this      day of                , 2021.

Arteris, Inc.

By:
K. Charles Janac President and Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of Arteris, Inc. hereby constitutes and appoints K. Charles Janac and Nicholas B. Hawkins, and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

SIGNATURE	TITLE	DATE

K. Charles Janac	President and Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	, 2021

Nicholas B. Hawkins	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021

Wayne C. Cantwell	Director	, 2021

Christian Claussen	Director	, 2021

Raman K. Chitkara	Director	, 2021

Isabelle F. Geday	Director	, 2021

SIGNATURE	TITLE	DATE

S. Atiq Raza	Director	, 2021

Antonio J. Viana	Director	, 2021